

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05046143

February 25, 2005

John W. Thomson
Senior Attorney
AT&T Corp.
Room 3A140
One AT&T Way
Bedminster, NJ 07921

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/25/2005

Re: AT&T Corp.
Incoming letter dated January 4, 2005

Dear Mr. Thomson:

This is in response to your letter dated January 4, 2005 concerning the shareholder proposal submitted to AT&T by Thomas Strobhar. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



RECD S.E.C.
MAR - 4 2005
1086

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Thomas Strobhar
2121 Upper Bellbrook Road
Xenia, OH 45385



PROCESSED
MAR 08 2005
THOMSON
FINANCIAL



John W. Thomson
Senior Attorney

Room 3A140
One AT&T Way
Bedminster, NJ 07921
908-532-1901 (Voice)
908-234-7871 (Fax)
jwthomson@att.com

January 4, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AT&T Corp.
Shareholder Proposal Submitted by
Thomas Strobhar
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement for the Company's 2005 Annual Meeting of Shareowners a proposal and supporting statement (the "Proposal") submitted by Thomas Strobhar (the "Proponent") by letter dated November 12, 2004, and received by the Company on November 15, 2004. Enclosed are six copies of the Proposal. A copy of this letter is being mailed concurrently to the Proponent advising him of AT&T's intention to omit the Proposal from its proxy materials for the 2005 Annual Meeting.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.

The Proposal is as follows: "Management and Directors are requested to consider discontinuing all domestic partner benefits for highly paid executives making over $500,000 per year or, if not feasible, ask these executives to reimburse the company for these expenses."

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of (i) Rule 14a-8(i)(7) and (ii) Rule 14a-8(i)(3) and 14a-9. The specific reasons why the Company deems omission to be proper and the legal support for such conclusions are discussed below.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) SINCE THE PROPOSAL DEALS WITH A MATTER RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS

Rule 14a-8(i)(7) permits the Company to exclude a proposal from its proxy materials on the ground that it deals with matters relating to the conduct of ordinary business operations of the Company ordinarily and properly carried out by the Company's management and staff. The Proponent seeks to discontinue all domestic partner benefits for highly paid executives. Employee benefits are clearly an activity that falls under the realm of the Company's ordinary business operations. The Staff has consistently concurred that matters relating to employee benefits are part of a company's ordinary business operations and, therefore, are excludable under Rule 14a-8(i)(7). In particular, the Staff has consistently agreed that companies can exclude proposals which seek to impose a proponent's traditional marriage or anti-homosexual agendas on a company's employee benefit plans. See SBC Communications, Inc., January 9, 2004 (proposal to exclude unmarried sexual partners from health care plans), The Boeing Co., February 7, 2001 (proposal to rescind same-sex employees' benefits), and International Business Machines Corp., January 15, 1999 (proposal to deny benefits to any "friends" of employees or retirees).

The Company is aware that the Proponent has crafted the Proposal to be limited to "highly paid executives." Transparently, this is an attempt to escape the 14a-8(i)(7) exclusion by disguising the Proponent's actual agenda, which is a traditional marriage and anti-homosexual one, under the cloak of executive compensation. None of the specific arguments made by the Proponent - e.g., that benefits to unmarried sexual partners increase costs, that there is no evidence employees approve of same-sex benefits, that people disapprove of homosexual marriage, or that unmarried relations are sinful and immoral - logically apply any more to a corporation's senior executives than to its employees in general.

The Staff has on many occasions seen through a proponent's attempt to disguise an otherwise defective proposal as something else. For example, in International Business Machines Corp., February 5, 1980, the Staff stated: "In the Division's view, despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing grievance against the Company." See also Union Pacific Corp., January 31, 2000 and Dow Jones & Co., Inc., January 24, 1994. Similarly, the Staff has permitted the omission of proposals to tie executive compensation or stock option plans to specific dividend goals as relating to specific amounts of dividends under Rule 14a-8(i)(3) rather than to executive compensation. See COM/Energy Services Co., February 14, 1997 and Central Vermont Public Service Corp., November 30, 1995. The Company believes it is necessary to see through proponents' attempts to disguise ordinary business matters as executive compensation matters in order to preserve the ordinary business exclusion. Otherwise, this contrivance could be used indiscriminately to characterize as an executive compensation issue virtually any ordinary business topic which a proponent might want to bring to shareholders' attention.

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(3) SINCE THE PROPOSAL IS CONTRARY TO THE COMMISSION'S PROXY RULE 14a-9 WHICH PROHIBITS MATERIALLY FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS

Rule 14a-8(i)(3) provides that a proposal may be omitted if it "is contrary to any of the Commission's proxy rules, including 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal and the supporting statement contain a number of statements, suggestions and innuendos that the Company believes are materially false and misleading.

The Proposal itself requests that "Management and Directors ... consider discontinuing all domestic partner benefits for highly paid executives making over $500,000 per year or, if not feasible, ask these executives to reimburse the company for these expenses." The false and misleading implication of this wording is the insinuation that the Proponent has knowledge that AT&T's "highly paid executives" are improperly benefiting in some way from domestic partner benefits, to the extent that they should actually be reimbursing the Company for those expenses. Indeed, the supporting statement posits that such benefits would also be "sinful" and "immoral." This falsely impugns the character and reputation of the Company's senior executives. See, e.g., General Electric Co., January 24, 2003.

The supporting statement contains a number of equally objectionable statements. The Proponent provides no support for his assertion that the Human Rights Campaign estimates that only 1% of employees will take advantage of domestic partner benefits. In fact, when opposite-sex partners are included, the rate could actually be 5% or greater. See Badgett, Calculating Costs with Credibility: Health Care Benefits for Domestic Partners, The Policy Journal of the Institute for Gay and Lesbian Strategic Studies, November 2000, p. 3. The Proponent's additional assertion that "there are no known studies" indicating that more than 1% of employees approve of benefits for same sex partners is totally unsupported and by its term unsupportable. Similarly, the claim that people "overwhelmingly disapprove of homosexual marriages ... in the privacy of a voting booth" is unsupported and speculative. To the contrary, for example, an

Oregon 2004 constitutional amendment to legally recognize only marriages between one man and one woman was passed by a vote of 57% for and 43% against, decisive but hardly "overwhelming." See attached letter dated March 3, 2004 from Oregon Secretary of State; "Yahoo Election 2004 Results," Oregon Measure 36.

Also objectionable as materially false and misleading in the Company's opinion are the Proponent's assertions that "sexual relations outside of marriage are immoral," which falsely implies in the context of the Proposal that the Company and its senior executives condone or engage in immoral behavior. Likewise, the references to "sinful behavior" and "moral responsibility" carry the same insinuation. Finally, the assertion that AT&T's benefits practices "cast doubt on the company's respect for [employees or shareholders] religious beliefs" is materially false, contradicts the Company's written policies on respect for religion, and is a direct attack on the Company's integrity and business reputation. For example, AT&T's Code of Conduct states, "AT&T is committed to providing a work environment free from unlawful discrimination or harassment based on race, color, *religion*, national origin, sex, age, disability, sexual orientation, marital status, or any other protected characteristic." See attached "AT&T Code of Conduct," February 2004. In fact, AT&T has received numerous awards for its commitment to diversity. See, e.g., AT&T News Release, "AT&T Receives Award for Diversity and Environmental Leadership," May 7, 2002.

In summary, the Proposal and the supporting statement are permeated by statements which are materially false and misleading. The Company does not believe these false statements can reasonably be expunged by editing. Therefore, the Company believes that the Proposal is excludable in its entirety under Rule 14a-8(i)(3). See Division of Corporate Finance, Staff Legal Bulletin no. 14, July 13, 2001, p. 20. Alternatively, the Company requests that the Proponent be required to omit or correct the various portions of the Proposal and the supporting statement that are false and misleading. See, e.g., Monsanto Co., November 26, 2003.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 532-1901. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,



John W. Thomson

Enclosures

(SEC No-Action Letter)

*1 SBC by Robert L. Dosee
Publicly Available January 9, 2004

LETTER TO SEC

November 24, 2003

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, DC 20549

Re: SBC Communications Inc. 2004 Annual Meeting

Shareholder Proposal of Robert L. Dosee Relating to Health Care Plans

Ladies and Gentlemen:
This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal from Robert L. Dosee relating to the coverage of SBC's health care plans for inclusion in SBC's 2004 proxy materials. For the reasons stated below, SBC intends to omit the proposal from its 2004 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies of each of this statement and the proponent's letter submitting the proposal. A copy of this letter and related cover letter are being mailed concurrently to the proponent advising him of SBC's intention to omit the proposal from its proxy materials for the 2004 Annual Meeting.

The Proposal

On November 13, 2003, SBC received a letter from the proponent containing the following proposal:
Proposal: Propose that unmarried sexual partners of employees be excluded from our health care plans.

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the proposal may be omitted from SBC's proxy statement for the 2004 Annual Meeting for the reasons stated below.

Reasons the Proposal May be Omitted from the Proxy Statement

Pursuant to Rule 14a-8(i)(7): The proposal deals with a matter relating to SBC's ordinary business operations.

This proposal is an attempt to compel a shareholder vote on an issue of eligibility for employee benefits plan coverage. As such, it deals with matters relating to SBC's ordinary business, and should be excluded under Rule 14a-8(i)(7).

(a) Proposals relating to employee benefits plan coverage have consistently been excluded as relating to ordinary business operations.

The Staff has consistently held that proposals relating to eligibility for, and administration and provisioning of, employee benefit plans may be excluded under Rule 14a-8(j)(7) as relating to the company's ordinary business operations. See, General Electric Company (January 10, 2003) (excluding proposal to make changes to medical plan relating to provision of medical data and to issuance of cards); The Boeing Company (February 7, 2001) (excluding proposal to rescind company decision to make medical, dental and insurance benefits available to same sex domestic partners of employees); The Coca-Cola Company (January 16, 2001) (excluding proposal to offer same benefits to relatives of opposite sex domestic partners that were offered to relatives of same sex domestic partners); International Business Machines Corporation (January 2, 2001) (excluding proposal to provide Medicare supplemental insurance to retirees on Medicare); International Business Machines Corporation (December 31, 1999) (excluding proposal to require company to adjust its pension plan to mitigate impact of cost of living increases for retired employees); and International Business Machines Corporation (January 15, 1999) (excluding proposal to prohibit company from offering medical benefits to friends of company employees or retirees).

*2 The Staff used nearly identical language in each of the No-Action Letters referred to above, stating that the proposal could be omitted from the company's proxy under Rule 14a-8(i)(7), as relating to the company's "ordinary business operations (i.e., employee benefits)."

(b) Specifically, the Staff has permitted the omission of proposals that seek to limit coverage based on sexual orientation.

The proposal submitted to SBC may be omitted from SBC's proxy statement because it relates solely to routine employee benefits plan coverage. SBC has offered benefit plans for many years, and has, in the ordinary course of its business, made regular modifications to the plans during that time that have affected coverage. Decisions about who will be covered by SBC's benefit plans are best left to the expertise of SBC's management, rather than being put to a shareholder vote.

The Staff's letter in International Business Machines Corporation ("January 15, 1999") (the "January 15 IBM Letter") is directly applicable to the proposal submitted to SBC. The proposal in the January 15 IBM Letter was "No medical benefits shall be extended to, for, or funded by the IBM corporation for any friend or friends of an IBM employee or retiree." The proponent's letter accompanying this proposal stated that the current IBM policy made the proponent "pay for a life style choice that I disapprove of." IBM's no action request described the proposal as "a garden-variety employee benefits plan coverage matter," and noted that it had for many years provided retirement, health and other benefits to is employees, and had modified the plans on a regular basis to meet the changing needs of the company and the employees, in the ordinary course of its business. The Staff concurred with IBM's request in the January 15 IBM Letter to exclude the proposal under Rule 14a-8(i)(7), "as relating to IBM's ordinary business operations (i.e., employee benefits)."

The Staff took similar positions in The Coca-Cola Company (January 16, 2001) and The Boeing Company (February 7, 2001). In The Coca-Cola Company the Staff concurred with the exclusion of a proposal that would require the company to offer to relatives of opposite sex domestic partners the same benefits that were offered to relatives of same sex domestic partners. The proposal in The Boeing Company requested that the company's directors rescind a decision extending medical, dental and insurance benefits to same sex domestic partners of company employees. The company noted that it regularly dealt with all kinds of coverage and implementation decisions relating to its benefit plans, and that "Such decisions, including the institution of specific eligibility criteria and the qualification of individual beneficiaries, all fall within the rubric of the Company's ordinary business operations." The Staff concurred with the omission of this proposal from Boeing's proxy statement.

(c) There are no "significant policy issues" that would justify a shareholder vote on this proposal.

*3 The proposal that has been presented to SBC for inclusion in its 2004 proxy statement raises no significant policy issues that would justify a shareholder vote on the benefit plans.

The Staff has previously faced this question about significant policy issues in the context of a same-sex domestic partner health benefit coverage proposal, and did not find any significant policy issue that would require a shareholder vote. Counsel for the proponent in The Boeing Company letter cited above attempted to convince the Staff that significant policy issues were present in that proposal, and that the January 15 IBM Letter on which Boeing relied was wrongly decided. The proponent's counsel argued that Boeing shareholders should have the right to vote on the proposal because "The question of the legal status of same-sex domestic partners, and in particular Boeing's policy in regards to such relationships, concern substantial, and controversial policy considerations which are beyond matters which are 'ordinary business operations' in any normal use of that term." The Staff did not agree, however, and in its response concurring in the exclusion of this proposal from the Boeing's proxy, described it as "relating to Boeing's ordinary business operations (i.e., employee benefits).

(d) The shareholder proposal process is not a proper forum for resolving health benefits coverage issues.

A stockholder proposal process is not an appropriate place to raise issues with respect to health benefit coverage. This type of benefit decision is best left to the expertise of the SBC's management, employing its practiced judgment after a careful review of costs, effects on the workplace, collective bargaining agreements, and other tangible and intangible consequences. It falls clearly within SBC's day to day ordinary business operations.

SBC has extensive experience in developing and implementing health benefit plans, including making decisions about coverage, eligibility and qualifications. Such decisions require expertise of experienced management, to insure that the health benefit plans will further the company's objectives with respect to attracting and retaining its workforce. This is precisely the type of situation that Rule 14a-8(i)(7) was drafted to address.

It follows from the above that the proposal submitted to SBC for its 2004 proxy statement may be omitted pursuant to Rule 14a-8(i)(7), because it relates to SBC's ordinary business operations.

Pursuant to Rule 14a-8(i)(1): The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of SBC's organization

This proposal is not a proper subject for a shareholder vote and may be excluded because it is a binding proposal on SBC's directors, removing from them the right to make decisions with respect to health benefits plan coverage.

*4 Rule 14a-8(i)(1) states that a company may exclude a shareholder proposal from its proxy if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Note to Rule 14a-

8(i)(1) states that, "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." The Staff has consistently concurred in the exclusion of binding proposals. See DCB Financial Corp. (March 5, 2003) (proposal directing company's board to retain investment bank for sale of company); Citigroup Inc. (February 18, 2003) (proposal requiring return of "monetary gains," voiding of options and bonuses and termination of option and bonus programs); Phillips Petroleum Company (March 13, 2002) (proposal mandating limits on increases in officers' salaries).

Section 141 of the General Corporation Law (the "DGCL") of the State of Delaware, the state of SBC's incorporation, states that "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. There are no provisions in the DGCL or SBC's certificate of incorporation that remove from the board of directors, or give directly to the shareholders, the power to exclude any group of persons from SBC's health benefits plans. Accordingly, this proposal submitted to SBC is not a proper subject for shareholder action, and may be excluded under Rule 14a-8(i)(1).

Pursuant to Rule 14a-8(i)(2): The proposal would, if implemented, cause SBC to violate a state or federal law of the United States.

Pursuant to Rule 14a-8(i)(6): SBC would lack the power or authority to implement the proposal.

In order to implement proponent's proposal, SBC would be required to modify the provisions of a health plan that has been negotiated in collective bargaining agreements with the labor unions representing many of SBC's employees. Such a modification would also constitute a violation of the existing union contract SBC entered into with the Communications Workers of America (the "CWA") in 2001. According to SBC's records, Mr. Dosee is an employee of a subsidiary of SBC, and in his current position he is represented by the CWA.

Section 8(d) of the National Labor Relations Act ("NLRA") requires employers and unions to meet and confer in good faith with respect to "wages, hours, and other terms and conditions of employment." These are generally referred to as "mandatory subjects of bargaining." The provision of medical benefit plans is a mandatory subject of bargaining. W.W. Cross and Co. v. NLRB, 174 F2d. 875 (1st Cir. 1949). SBC is an employer and is subject to the NLRA.

*5 Concurrent with the execution of SBC's labor agreements with the CWA in 2001, SBC and the CWA executed the 2001 Settlement Agreement which contained, among other things, a provision that the various medical, dental, vision and other benefit plans shall be continued for members of the bargaining unit. The exclusion or inclusion of employees and other individuals, as well as the medical related services provided, are matters set forth in the negotiated health care benefit plans. Proponent's proposal is, in effect, a modification of SBC's health care plans for bargained employees without negotiating with or receiving the approval of the statutorily recognized exclusive bargaining representative of the bargaining unit covered by the 2001 labor agreements. It is a per se violation of Section 8(a)(5) of the National Labor Relations Act for an employer to bypass the duly recognized labor union and negotiate, discuss or effect a change in employee benefits directly with a member of the union. The employer is only permitted to negotiate subjects of bargaining with elected representatives of the union. Mr. Dosee is not such a representative. The National Labor Relations Board, as well as many courts, have recognized such an act as "direct dealing" which, by its very nature, improperly affects the bargaining relationship, and is therefore unlawful. Medo Photo Supply Corp. v. NLRB, 321 US 678

(1944); Outdoor Venture Corp., 336 NLRB 97 (2001); General Electric Company, 150 NLRB 192 (1964), order enforced at 418 F.2d 736 (2d Cir. 1969); Brannan Sand & Gravel Co., 314 NLRB 282 (1994).

SBC has no unilateral power to modify the health care plans provided for in the collective bargaining agreements. Since implementation of the proposal would require modification of these health care plans, this would result in an unlawful breach of what are valid and lawful obligations of SBC under the collective bargaining agreements. The proposal would therefore result in a violation of federal law. As such the Proposal such be excluded under Rule 14a-8(i)(2) as unlawful.

Because implementation of the proposal would cause SBC to unilaterally breach the terms of its collective bargaining agreement, the proposal is also beyond the legal power of SBC to implement under Rule 14a-8(i)(6). Since the collective bargaining agreements are governed by the laws of the United States, and since SBC cannot implement the proposal without violating the terms of these collective bargaining agreements and federal law, SBC believes that the proposal may be excluded on the basis of Rule 14a-8(i)(6).

*6 The staff has consistently permitted the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(2) if the proposal would cause the registrant to violate state or federal law, including breaching existing contractual relations. Citigroup Inc. (February 18, 2003) (proposal requesting return of monetary gains by senior managers and invalidating past bonuses paid and options granted, and terminating stock option programs and bonus programs may be excluded under Rule 14a-8(i)(2) because it may cause the company to breach existing compensation agreements) [FN1]; Duke Energy Corporation (January 16, 2002) (proposal requesting the board of directors to seek shareholder approval for all present and future executive officer severance pay agreements could be omitted under Rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause the company to breach its existing severance agreements); The Goldfield Corporation (March 28, 2001) (proposal urging directors to seek shareholder approval for all present and future executive officer severance pay agreements could be excluded under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause the company to breach its existing severance agreements); Intemational Business Machines Corporation (February 27, 2000) (Staff concurred that proposal to terminate and renegotiate CEO's contract could be excluded under Rule 14a-8(i)(2)).

FN1. Although there have been some letters where the staff has permitted a proposal violative of applicable laws to be revised to apply only to future contracts--rather than existing contracts- this is not the situation we have here, and those staff letters are readily distinguishable in this respect. In letters where the staff has permitted revision of proposals to apply only to future contracts (including the Citigroup, Duke Energy and Goldfield letters cited in the text above), the proposal related to general compensation or other policy matters, not, as here, to health care plans that were the subject of collective bargaining agreements, and are therefore not subject to unilateral modification. In this instance, and unlike the letters in which the Staff has permitted revision, SBC remains under collective bargaining agreements with its unions, and has an ongoing obligation to negotiate with those unions in the future; therefore SBC will not be in a position to unilaterally implement the proposal, even if it were approved by a shareholder vote.

End of Footnote(s).

Therefore, in my opinion the proposal is properly excludable from SBC's proxy materials under Rule 14a-8(c)(2).

Pursuant to Rule 14a-8(i)(3): The proposal and the supporting statement are contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials

*7 Rule 14a-8(i)(3) permits the exclusion of proposals and supporting statements that are materially false or misleading. SBC believes that the proposal and the supporting statement can both be excluded on these grounds.

A majority of the statements in the proponent's supporting statement are presented as facts, but are actually proponent's opinion or moral judgment. Such statements include:

- "Endorsing and financially supporting immoral behavior is wrong."
- "The contract provision enacted three years ago to include same gender sexual partners of employees in our health plan was a dramatic departure from this honorable reputation."
- "The current policy threatens the financial viability of our health care plan."
- "The behaviors covered by this plan cause a much higher rate of sickness and chronic disease."
- "The average life span of people engaging in homosexual behavior is less than 50 years compared to the overall population life span of over 70 years."
- "Chronically sick people have a great incentive to 'partner' with SBC employees."

These statements are presented without any documentation or attribution, so that shareholders to whom such proposal would be presented for a vote will not be able to ascertain the veracity or reliability of the statements for themselves. The Staff has previously permitted exclusion of proposals or portions thereof under Rule 14a-8(i)(3) where statements were not documented or labeled as opinion. See Archer Daniels Midland Company (August 14, 1987) (concurring in exclusion of several "whereas" clauses unless they were supported by documentation or recast as opinions of the proponent).

Other statements in the proponent's submission are misleading in different ways. The proponent states "Since enactment of this contract provision our stock has gone down and our health care costs have risen dramatically." This statement ignores the fact that stock prices have dropped throughout the telecommunications industry during this period, and that health care costs have risen generally throughout the US. The proponent, instead, implies that the "behaviors covered by this plan" (these "behaviors" are not specified by the proponent, but may (or may not) refer to "homosexual behavior" mentioned in proponent's next sentence) are the sole cause in stock price decrease and health care cost increase. Similarly, the proponent states that since "sexual partnerships of unmarried people is (sic) not clearly defined in law or common practice," SBC "has a difficult task in excluding any claimants for health benefits." This statement implies that SBC has acknowledged difficulty in implementing its health benefits plans. The proponent has no basis for attributing anything of the sort to SBC.

*8 Finally, the proposal itself is vague and misleading. It is not clear who the "unmarried sexual partners of employees" are that the proponent wants to bar from health benefits. Taken by itself, the proposal does not refer to same-sex partners. Yet the proponent's supporting statement refers expressly to the alleged problems of "same gender sexual partners of employees" and "homosexual behavior." Shareholders voting on this proposal would have to speculate on whether all unmarried couples would be affected, or just same sex couples. Because it is not clear in the proposal who would be denied health benefit coverage, the proposal is misleading, and may be omitted from SBC's proxy in accordance with Rule 14a-8(i)(3).

* * *

For the reasons set forth above, in my opinion, SBC may omit the proposal from its proxy materials for its 2004 Annual Meeting under Rule 14a-8. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,
Richard G. Dennis

Senior Counsel

SBC COMMUNICATIONS INC.

175 E. Houston Street

San Antonio, Texas 78205

ENCLOSURE

November 10, 2003

SBC COMMUNICATIONS, INC.

VICE PRESIDENT AND SECRETARY

175 E. HOUSTON

SAN ANTONIO, TX 78205

Dear Sir or Madam:
I respectfully submit the following proposal to the stockholders of SBC Communications, Inc. for their consideration at the next meeting of share owners. I am the owner of $2000 worth of SBC stock which is in the SBC 401K Savings Plan. I intend to maintain this ownership through the meeting and will be present or arrange for a representative to be present to present the proposal.

Proposal: Propose that unmarried sexual partners of employees be excluded from our health care plans.

Rationale: Endorsing and financially supporting immoral behavior is wrong. SBC Policy and culture has always endorsed and enforced the highest ethical and moral standards. The contract provision enacted three years ago to include same gender sexual partners of employees in our health plan was a dramatic departure from this honorable reputation.

The current policy threatens the financial viability of our health care plan. Since enactment of this contract provision our stock has gone down and our health care costs have risen dramatically. The behaviors covered by this plan cause a much higher rate of sickness and chronic disease. The average life span of people engaging in homosexual behavior is less than 50 years compared to the overall population life span of over 70 years. Our CEO recently sent a letter to all employees clearly documenting the increased costs since the last contract.

Sexual partnerships of unmarried people is not clearly defined in law or common practice. This means that the company has a difficult task in excluding any claimants for health benefits. Chronically sick people have a great incentive to "partner" with SBC employees.

*9 Recommend the owners of SBC, Inc. approve this proposal to eliminate an immoral, unethical, and financially detrimental policy.

Sincerely,
Robert L. Dosee

Customer Services Technician, SBC

ENCLOSURE

January 9, 2004

Re: SBC Communications Inc.

Incoming letter dated November 24, 2003

The proposal requests that unmarried sexual partners of employees be excluded from SBC's health care plans.

There appears to be some basis for your view that SBC may exclude the proposal under rule 14a-8(i)(7), as relating to SBC's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if SBC omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which SBC relies.

Sincerely,
Lesli L. Sheppard-Warren

Attorney-Advisor

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 9, 2004

Publicly Available January 9, 2004

RICHARD G. DENNIS

SENIOR COUNSEL

LEGAL DEPARTMENT

SBC COMMUNICATIONS INC.

175 E. HOUSTON STREET

SAN ANTONIO, TX 78205

Re: SBC Communications Inc.

Incoming letter dated November 24, 2003

Dear Mr. Dennis:
This is in response to your letter dated November 24, 2003 concerning the shareholder proposal submitted to SBC by Robert L. Dosee. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Deputy Director

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

*10 Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

END OF DOCUMENT

THOMAS STROBHAR
2121 UPPER BELLBROOK ROAD
XENIA, OHIO 45385

November 12, 2004

Vice President-Law & Secretary
AT&T Corporation Room 3A123
One AT&T Way
Bedminster, NJ 07921-0752

Dear Sir or Madam:

I am the owner of 140 shares of AT&T common stock. I have continuously owned the shares over one year and intend to hold them through the time of the next annual meeting. At that meeting, I wish to propose the following resolution.

Proposal: Management and Directors are requested to consider discontinuing all domestic partner benefits for highly paid executives making over $500,000 per year or, if not feasible, ask these executives to reimburse the company for these expenses.

Reasoning: Nationwide healthcare costs are rising. At many companies these costs are born by employees through higher deductibles. Paying benefits to the unmarried sexual partners of employees increases these costs.

The Human Rights Campaign, an organization that advocates homosexual rights, estimates only one percent of employees will take advantage of domestic partner benefits. There are no known studies indicating the other 99% of employees approve of paying higher health care costs to provide for the sexual partners of their unmarried co-workers. Executives making in excess of $500,000 a year can privately contract for these benefits.

Recent elections indicate, when allowed to express their opinion in the privacy of a voting booth, people overwhelming disapprove of homosexual marriages. In some states, notably Ohio, an amendment to their constitution, which outlawed homosexual marriages, may also make domestic partner benefits illegal.

The religious traditions of many of our stakeholders have taught for thousands of years that sexual relations outside of marriage are immoral. Asking these employees or shareholders to pay benefits for the partners of those engaged in this sinful behavior may cast doubt on the company's respect for their religious beliefs.

A vote for this proposal is a vote for moral and fiscal responsibility.

Sincerely,



Thomas Strobhar

(SEC No-Action Letter)

*1 The Boeing Company
Publicly Available February 7, 2001

LETTER TO SEC

December 21, 2000

SECURITIES AND EXCHANGE COMMISSION

OFFICE OF CHIEF COUNSEL

FILING DESK

DIVISION OF CORPORATION FINANCE

JUDICIARY PLAZA

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Shareholder Proposal Submitted by Sam Scheck for Inclusion in

The Boeing Company 2001 Proxy Statement

Dear Sir or Madam:
We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the ""Company"). On November 17, 2000, Boeing received a proposed shareholder resolution and supporting statement (together, the "Proposal") from Thomas R. Lamons on behalf of Sam Scheck (the "Proponent"), for inclusion in the proxy statement (the "2001 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2001 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2001 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which are attached to this letter and marked as Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal relates to rescinding the Company's policy regarding same-sex domestic partner employee benefits and states:

NOW THEREFORE BE IT RESOLVED, that the shareholders request the Board of Directors:

A. To rescind the decision to make medical, dental, supplemental life insurance, and supplemental accident insurance benefits available to same-sex domestic partners of Company employees; and

B. To refrain from adopting any similar change in policy without first securing shareholder consent.

We have advised Boeing that it may properly exclude the Proposal from the 2001 Proxy Statement and form of proxy. In particular, we believe that the Proposal may be omitted pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations. We also believe that the Proposal, or portions thereof, may be omitted pursuant to Rule 14a-8(i)(3) because it contains statements and assertions that are unsubstantiated or inaccurate. The reasons for our conclusions in this regard are more particularly described below.

1. The Proposal Addresses a Matter Relating to the Company's Ordinary Business Operations.

The Proposal may be excluded on the basis of Rule 14a-8(i)(7) because it addresses a matter relating to the Company's ordinary business operations-- employee benefits. The Proposal would mandate a rescission of the Company's decision "to make medical, dental [and other benefits] available to same-sex domestic partners." As the Commission stated in its Release accompanying the amendments to Rule 14a-8 during 1998, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." (Release No. 34-40018, May 21, 1998). The Release went on to state that ""certain tasks are so fundamental to management's ability to run a company on a day to day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Proposal addresses these types of fundamental tasks and thus should be excluded under Rule 14a-8(i)(7).

*2 Based on the foregoing amendments, the Staff has consistently permitted the exclusion of employment-related shareholder proposals under the "ordinary business" exclusion, particularly those proposals that address compensation and benefits issues. See, for example, Xerox Corp. (Mar. 31, 2000) (permitting exclusion of proposal relating to Xerox providing its employees competitive compensation and benefits); Merck & Co., Inc. (Mar. 6, 2000) (permitting exclusion of proposal mandating that the board improve the compensation and benefits packages of Merck's pharmacists); Avery Dennison Corp. (Nov. 29, 1999) (permitting exclusion of proposal mandating cost of living increases for pension plan participants); and Bell Atlantic Corp. (Oct. 18, 1999) (permitting exclusion of proposal mandating an increase in the pension of retired management employees).

Particularly instructive to the instant no-action request is the Staff's decision in International Business Machines Corp. (Jan. 15, 1999) ("IBM"), that allowed IBM to exclude a shareholder proposal relating to a medical benefits coverage question. In IBM, the shareholder proposed that "no medical benefits shall be extended to, for, or funded by the IBM corporation for any friend or friends of an IBM employee or retiree." The proponent argued that the "added cost will automatically be passed on and partially funded by all IBM retirees and employees, increasing the cost" of medical care. Nevertheless, the Staff found that the proposal addressed an ordinary business operation of the company (i.e., employee benefits) and was properly excludable.

Similarly, the Proposal for which we are requesting no action relates to a medical benefits coverage question. The Proponent demands that the Company rescind an eligibility criterion for same-sex domestic partners that the Company already has instituted under its medical plan, because this medical benefit is costing him and the Company money, and is eroding employee morale. However, the Proposal is a general employee benefits plan coverage matter, under which the Proponent would have the Company's shareholders manage the Company's employee medical plans. This situation fits squarely within the types of proposals that Rule 14a-8(i)(7) was designed to cover.

The Company is regularly faced with a variety of coverage and implementation decisions under its benefits plans. Such decisions, including the institution of specific eligibility criteria and the qualification of individual beneficiaries, all fall within the rubric of the Company's ordinary business operations. If shareholders were asked to step in for the purpose of adopting, implementing, and interpreting the Company's employee benefits plan provisions, they would be faced with numerous issues. For example, while the Proponent wishes to rescind coverage for certain individuals, other beneficiaries regularly present issues associated with the cost of the plan, coverage decisions, reimbursement policies, and co-pay matters. The shareholder proposal process, however, is not the place to raise such issues.

*3 The Company has crafted a comprehensive employee benefits package it believes will attract, retain and benefit all its employees. It is particularly within the expertise of the Company's management to run the Company and its benefits plans on a day-to-day basis, and to make medical benefits coverage decisions that will further that goal. The Company believes that the Proposal improperly attempts to have shareholders manage the Company and its business decisions concerning eligibility criteria in contravention of Rule 14a-8(i)(7). In short, whether a proponent is for or against providing employee benefits to certain groups of employees, retirees, same-sex domestic partners, or others, a company's employment-related decisions with respect to the eligibility criteria of its benefits plans should continue to fall within the scope of Rule 14a-8(i)(7), making such proposals excludable as part of the Company's ordinary business operations. Under Rule 14a-8(i)(7), and upon the basis of the consistent precedents of the Staff cited above, the Company requests that no enforcement action be recommended to the Commission if it excludes the Proposal from its 2001 Proxy Statement.

2. The Proposal Violates Rule 14a-9.

Rule 14a-8(i)(3) permits the omission of a shareholder proposal if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits registrants from including statements in their proxy statements that are "false or misleading with respect to any material fact, or which omit[] to state any material fact necessary in order to make the statements therein not false or misleading." In particular, the Staff has recognized that a proposal or portions of the proposal may be excluded under Rule 14a-8(i)(3) if they contain false and misleading statements. See Emerson Electric Co. (Oct. 27, 2000); The Boeing Co. (Chevedden) (Mar. 6, 2000).

The Proposal should be omitted from the proxy materials as contrary to Rule 14a-9 because The Proponent casts opinions as statements of fact and fails to provide authority or substantiation for several statements in the Proposal. For example:

1. "WHEREAS, probable consequences of this change in policy include costs incurred by Boeing employees and the Company to provide benefits to same-sex domestic partners of Boeing employees at a time when the Company is reducing benefits offered to other current or former Boeing employees and their legal spouses as cost cutting measures."

2. "WHEREAS, this change in policy is opposed by many of the Company's current employees on financial, moral and philosophical grounds, and has contributed to eroding employee morale in the Company."

3. "The new policy places the Company in an unworkable position of having to define 'legitimate' relationships, and to monitor and enforce standards to assure that same-sex domestic partners receiving benefits are indeed involved in a "committed relationship."

*4 4. "The Company's policy change is opposed by many current employees, has contributed to eroding employee morale; has caused some employees to seek skilled employment elsewhere; potential employees who oppose the policy may be deterred from seeking employment with the Company; and some investors may be deterred from purchasing Boeing stock."

5. "This shareholder resolution is supported by numerous employees of the Company, most of whom are also shareholders."

The foregoing statements, which the Proponent casts as fact, are more properly regarded as the Proponent's opinion. Moreover, these statements are broad generalizations regarding the probable consequences of the Company's current policy and the state of employee morale that have not been substantiated by the Proponent in a way that might assist a reasonable reader of the Proposal. Without qualification or documentation, reasonable readers cannot ascertain for themselves the veracity of such statements. Thus, the statements are properly excludable.

In addition, in those instances where the Proponent purports to rely on documentation, such documentation is incomplete and unverifiable. For example:

1. "Only approximately one in five Fortune 500 companies offers benefits to same-sex domestic partners. Some of these companies initially offered same-sex benefits, but later rescinded such policies."

2. "Exxon's management correctly concluded that it was inappropriate for their company to 'determine the legitimacy of relationships,' and preferred to limit benefits to legally recognized marriages."

The Proponent has provided no citations for these assertions to substantiate their accuracy. This failure to document renders these statements inaccurate because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. Consequently, these statements should be excluded from the Proposal.

Finally, the Proposal contains a misstatement of fact: the Company does not offer supplemental life insurance to the same-sex domestic partners of its employees. The Proposal should be revised to eliminate this reference.

In summary, the Proposal contains numerous unsubstantiated statements and opinions cast as fact. Because these statements constitute the bulk of the Proposal, we believe that Boeing may properly exclude the Proposal from the 2001 Proxy Statement pursuant to Rule 14a-8(i)(3).

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2001 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that the 2001 Proxy Statement will be finalized for printing on or about March 5, 2001. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8447.

*5 Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,
J. Sue Morgan

PERKINS COIE LLP

1201 Third Avenue, Suite 4800 - Seattle, Washington 98101-3099

Telephone: 206 583-8888

ENCLOSURE

EXHIBIT A

November 16, 2000

KATHRYN A. BROWN

ASSISTANT CORPORATE SECRETARY AND COUNSEL

THE BOEING COMPANY

P.O. BOX 3707, MC 13-08

SEATTLE, WA 98124-2207

Re: Boeing Shareholder Resolution

Dear Ms. Brown:
Please be advised that I am submitting the enclosed Shareholder Resolution and Supporting Statement, to be presented at the next scheduled annual meeting of The Boeing Company on behalf of Sam Scheck, a shareholder of The Boeing Company, who is employed by Boeing at the Delta II and Titan Programs Division located in Huntington Beach, California. Although the proposal is submitted on behalf of Mr. Scheck, it is widely supported by employee-shareholders who are employed at Boeing's facilities in Huntington Beach, and in other locations, as explained in the attached Supporting Statement. Mr. Scheck, or his representative (whose name will be timely submitted) will be present at the annual meeting to present the resolution.

Sam Scheck currently holds roughly $12,000 equivalent shares of Boeing Stock through the McDonnel Douglas Savings Plan. In order to establish that Mr. Scheck is a shareholder qualified to submit a shareholder proposal, in accordance with SEC Rule 14a-8(b)(2), we have requested the Plan to provide a written statement, verifying that Mr. Scheck has owned in excess of $2,000 worth of Boeing stock for a period in excess of one year. Unfortunately, the Plan has delayed in responding to Mr. Scheck's request, and we still have not received this written statement.

As a preliminary matter of proof, however, we have enclosed account statements covering a period from June 26, 1998 to September 30 of 2000, which reflect Mr. Scheck's substantial ownership of shares. We will supplement this submission with the written statement from the Plan as soon as it is received.

We also are submitting a written statement by Mr. Scheck that he will he will continue to hold those shares through the date of the shareholder meeting.

Cordially,
Thomas R Lamons

Attorney at Law

SHAREHOLDER RESOLUTION

WHEREAS, in October 1999, the Company announced that it intended to make medical, dental, supplemental life insurance, and supplemental accident insurance benefits available to same-sex domestic partners of Company employees; and

WHEREAS, the Company began to implement this change in policy with its open enrollment commencing in October 2000; and

WHEREAS, probable consequences of this change in policy include increased costs incurred by Boeing employees and the Company to provide benefits to same-sex domestic partners of Boeing employees at a time when the Company is reducing benefits offered to other current or former Boeing employees and their legal spouses as cost cutting measures; and

*6 WHEREAS, this change in policy is opposed by many of the Company's current employees on financial, moral and philosophical grounds, and has contributed to eroding employee morale in the Company,

NOW, THEREFORE, BE IT RESOLVED, that the shareholders request the Board of Directors:

A. To rescind the decision to make medical, dental, supplemental life insurance, and supplemental accident insurance benefits available to same-sex domestic partners of Company employees; and

B. To refrain from adopting any similar change in policy without first securing shareholder consent.

LETTER TO SEC

January 5, 2001

SECURITIES AND EXCHANGE COMMISSION

OFFICE OF CHIEF COUNSEL

FILING DESK

DIVISION OF CORPORATION FINANCE

JUDICIARY PLAZA

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

ATTN: JONATHAN INGRAM, ESQ.

Re: Shareholder Proposal Submitted by Sam Scheck for Inclusion in The Boeing

Corporation 2001 Proxy Statement

Dear Mr. Ingram:
I am writing as legal counsel to Sam Scheck, an employee and shareholder of The Boeing Corporation (hereinafter "Boeing"), in response to the letter to your offices dated December 21, 2000 from J. Sue Morgan, Esq., of Perkins Coie, LLP, legal counsel for Boeing, in which Boeing states that it intends to exclude Mr. Scheck's shareholder proposal from its 2001 Proxy Statement, and requests the Securities and Exchange Commission (hereinafter "the Commission") to issue a No Action letter.

Boeing's letter contends that all or part of Mr. Scheck's shareholder proposal and supporting statement may be excluded from Boeing's 2001 Proxy Statement by virtue of SEC Rule 14a-8(i)(7), because the proposal purportedly relates to Boeing's "ordinary business operations." Boeing's letter further contends that all, or part of Mr. Scheck's shareholder proposal may be excluded from Boeing's 2001 Proxy Statement by virtue of SEC Rule 14a-9, because the proposal purportedly is "false or misleading" with respect to a material fact. The burden of proof is on Boeing to establish the applicability of any of the exclusions, including SEC Rules 14a-8(i)(7) and 14a-9. See, SEC Rule 14a-8(g). For reasons which will be explained below, Boeing has failed to meet this burden in this instance.

INTRODUCTION/BACKGROUND FOR SHAREHOLDER PROPOSAL

On or about October 26, 1999, Boeing announced that it intended to make medical, dental, supplemental life insurance, and supplemental accident insurance benefits available to unmarried domestic partners of Boeing employees. (Exhibit A, 6-Q). Boeing decided, however, only to make benefits available to same-sex domestic partners, and limited those benefits to persons who are involved in "an ongoing and committed relationship." (Exhibit A, 3-Q and 5-Q). Boeing began to implement this change in policy with its open-season enrollment commencing in October 2000. (Exhibit B).

Boeing's proposal to extend benefits to same-sex domestic partners was opposed by many Boeing employees on religious, moral and/or philosophical grounds. Many employees sent correspondence to Boeing's management, asking them to reconsider this change in policy. (See, Exhibits B and C). At the same time, many of these same employees were voting upon voter propositions (for example Proposition 22 in California), which also addressed the social issues concerning the legal status of same-sex domestic partners. Many of these employees believed it was inappropriate for Boeing to interject itself into one of the most controversial and divisive social issues of the present time. (Exhibits B and C).

*7 Many of these same employees, and others, also opposed Boeing's decision to extend benefits to same-sex domestic partners for financial reasons. (Exhibits B and C). Published reports state that a probable consequence of this change in policy include increased costs incurred by Boeing employees and by the Company to provide benefits to same-sex domestic partners of Boeing employees (Exhibit C, fifth page, and Exhibit D). Yet Boeing had previously announced that it was "watching its costs." Indeed McDonnell Douglas Astronautics Company (now a part of Boeing) had recently decided to stop providing health benefits to retired employees as a cost cutting measure. (Exhibits B and C). Some Boeing employees believed that it was especially inappropriate for Boeing to increase its costs by providing benefits to same-sex domestic partners, when at the same time Boeing was reducing benefits offered to other current or former Boeing employees and their legal spouses as cost cutting measures. (Exhibits B and C).

The efforts of these Boeing employees to convince Boeing's management to reverse its policy decision were unavailing. In the meantime morale among many Boeing employees was negatively impacted as a result of what they perceived as a decision by the Boeing management to support a social agenda which offended these employee's religious, moral and/or philosophical beliefs. (Exhibit B). In fact, some skilled employees have sought, or are seeking employment elsewhere, largely due to Boeing's policy change in this regard. (Exhibit B).

Many Boeing employees also own Boeing stock though the Company's savings program. Because Boeing's decision to extend benefits to same-sex domestic partners of Boeing employees concerns an important and controversial social issue, namely the legal status of same-sex partners, and whether such relationships should be encouraged or legally recognized, several Boeing shareholder-employees, including Sam Scheck, believe that Boeing's shareholders should be permitted to voice their opinion concerning whether Boeing should take sides in this controversial issue. Sam Scheck's shareholder proposal has been submitted to give Boeing's shareholders an opportunity to vote on this important corporate policy decision, which implicates important social issues.

RULE 14a-8(i)(7) IS INAPPLICABLE TO THE PROPOSAL

Boeing argues that Mr. Scheck's shareholder proposal concerns "ordinary business operations" of the Company, because it purportedly concerns a "general employee benefits plan coverage matter" which is best left to the Company's management and the board of directors. Boeing's arguments in this regard fail to adequately address the governing standards for determining whether a shareholder proposal is properly excludable as involving "ordinary business operations," as enunciated in SEC Release No. 34-12999 (November 22, 1976). These standards were effectively reinstated by the Commission in 1998, when it reversed the Cracker Barrel No Action position. [FN1] SEC Release No. 34- 40018, Amendments to Rules on Shareholder Proposals (May 28, 1998), at footnote 40.

FN1. Cracker Barrel (October 13, 1992) concerned a shareholder proposal which would have required the Company to implement non-discriminatory employment policies relating to same-sex orientation. The Company argued that the subject matter of the proposal involved ordinary business operations, while the proponent argued that the proposal concerned substantial policy or other considerations, and therefore was not excludable under the standards enunciated in Release No. 34-12999. The Commission tacitly agreed that the proposal involved important policy considerations, but chose to abandon the distinction drawn in Release No. 34-12999 while issuing the No Action letter pursuant to Cracker Barrel's request. The Cracker Barrel decision was a controversial one, and also was not well-received by the courts. See, SEC Release No. 34-39093, Proposed Amendments to Rules on Shareholder Proposals (September 26, 1997), at footnotes 70 and 71; SEC Release No. 34-40018, Amendments to Rules on Shareholder Proposals (May 28,

1998), at footnotes 39 and 40; NYCERS v. SEC, 843 F. Supp. 858 (S.D. N.Y. 1994) (invalidating rule announced in Cracker Barrel), reversed 45 F.3d 7 (2nd Cir. 1995); Amalgamated Clothing & Textile Workers Union v. Walmart Stores, Inc., 821 F. Supp. 877 (S.D. N.Y. 1993) (ruling the Cracker Barrel rule was inconsistent with the governing standards of SEC Release No. 34-12999, and not entitled to deference).

End of Footnote(s).

*8 In reversing the Cracker Barrel No Action position, the SEC stated that:

reversal of the Cracker Barrel no-action position will result in a return to the case-by-case analytical approach. In making distinctions in this area, the Division and the Commission will continue to apply the applicable standard for determining when a proposal relates to "ordinary business." The standard, originally enunciated in the Commission's 1976 release, provided an exception for certain proposals that raise significant social policy issues.

In particular, SEC Release No. 34-12999 explained the distinction in the following terms (emphasis supplied):

The Commission is of the view that the provision adopted today can be effective in the future if it is interpreted somewhat more flexibly than in the past. Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former paragraph (c)(5). In retrospect, however, it seems apparent that the economic and safety considerations attendant to nuclear power plants are if such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretive letters of the Commission's staff will reflect that view.

Although subparagraph (c)(7) will be subject to a more restrictive interpretation in the future than its predecessor, former subparagraph (c)(5), this should not be construed to mean that the provision will not be available for the omission of proposals that deal with truly "ordinary" business matters. Thus, where proposals involve business matters that are mundane in nature and do not involve substantial policy or other considerations, the subparagraph may be relied upon to omit them.

The Commission supplemented these principles somewhat in Release No. 34- 40018 (May 28, 1998), in stating (emphasis supplied, footnotes omitted):

The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

*9 The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

In rulings since the Cracker Barrel No Action position was reversed, the Commission has repeatedly refused to issue No Action letters where a shareholder proposal relating to a company's employment practices concerned important social issues. See, e.g., Oracle Corporation (August 15, 2000) (proposal to require Board of Directors to "make all possible lawful efforts" to implement and meet U.N. Guidelines concerning International Labor Organizations ("China Principles") could not be excluded under Rule 14a-8(i)(7)); E.I. du Pont de Nemours & Co. (March 3, 2000) (proposal concerning adoption of corporate policy of not marketing or distributing genetically engineered products could not be excluded under Rule 14a-8(i)(7)); National Fuels Gas Co., (November 18, 1999) (proposal to require appointment of an independent committee to develop a plan to eliminate employment discrimination could not be excluded under Rule 14a-8(i)(7)); TJX Companies, Inc., (April 1, 1999) (proposal requiring Board to make all possible lawful efforts to implement the MacBride principles could not be excluded under Rule 14a-8(i)(7)); Toys "R" Us, Inc., (April 8, 1999) (same); Sears Roebuck & Co., (February 16, 1999) (proposal requiring a report on vendor policies relating to international human rights issues could not be excluded under Rule 14a-8(i)(7)); Bank One Corporation, (January 19, 1999) (proposal requiring development and pursuit of fair lending policies could not be excluded under Rule 14a-8(i)(7)); R..R.. Donnelley & Sons Co., (January 8, 1999) (proposal requiring study and report concerning pay equity among women and minorities could not be excluded under Rule 14a-8(i)(7)); and see, R..R.. Donnelley & Sons Co., (January 14, 1999); CBS Corporation, (February 12, 1999); Citigroup, Inc., (February 2, 1999). [FN2]

FN2. Boeing places heavy reliance upon a No Action letter issued several months after the Commission reversed the Cracker Barrel No Action policy, to International Business Machines Corporation, (January 15, 1999). The IBM ruling was the last of several ruling issued to IBM after the Cracker Barrel No Action Letter was issued (compare, International Business Machines Corporation, (December 19, 1997); International Business Machines Corporation, (December 12, 1996)), and does not include a careful consideration of the relevance of the Commission's decision to reverse the Cracker Barrel No Action policy. The IBM rulings also apparently involved a single shareholder and were characterized by the Company as being personal grievances. (Ibid; and see, International Business Machines Corporation, (January 23, 1992)). In view of the various ruling letters, as well as the plain language of the SEC guidelines summarized above, we believe the No Action issued to International Business Machines Corporation, on January 15, 1999 was improper, and was inconsistent with the Commission's published guidelines for such rulings. We also believe that there is no reasoned principle would explain why the IBM shareholder's proposal did not involve a "significant policy issue," while the other shareholder proposals summarized above did.

End of Footnote(s).

*10 Like the shareholder proposals involved in each of the rulings listed above, Sam Scheck's shareholder proposal in this instance does not merely involve matters which "are mundane in nature and do not involve substantial policy or other considerations." The question of the legal status of same-sex domestic partners, and in particular Boeing's policy in regards to such relationships, concern substantial, and controversial policy considerations which are beyond matters which are "ordinary business operations" in any normal use of that term. This pressing social issue is being debated in state and federal legislatures, and local governments, in courts and classrooms, and in the board rooms of America's corporations. Just as voters in various states and other jurisdictions have been afforded the opportunity to vote upon various initiatives involving the status of same-sex domestic partnerships, so should the Boeing shareholders by given the right to vote upon the Company's proposal to adopt a controversial policy to extend benefits to same-sex couples.

THE PROPOSAL DOES NOT VIOLATE RULE 14a-9 OR CAN READILY BE CORRECTED IF BOEING ESTABLISHES THAT THE PROPOSAL CONTAINS ANY FACTUAL INACCURACIES

Although Boeing proposes to exclude Sam Scheck's shareholder proposal on the grounds that it violates Rule 14a-9, it does not (with one minor exception) identify any specific language in the proposal or the supporting statement which Boeing contends is "false or misleading." Instead, Boeing argues that the factual statement "fails to provide authority or substantiation for several statements," and apparently believes the proposal can be excluded for lack of proof. Boeing has not carried its burden of proving that the proposal or the supporting statement includes statements which are false or misleading, and for that reason alone its request for a No Action letter under Rule 14a-9 should be declined.

The proposal was drafted following a careful investigation by Sam Scheck, and several other shareholder/employees who support the shareholder proposal. The factual statements included in the proposal and the supporting statement are matters known personally to Sam Scheck and other supporting Boeing employee-shareholders, or can readily be substantiated with documentary evidence. However, if Boeing does establish that any factual statements in the Proposal are false or misleading, Sam Scheck is prepared to revise the statements to assure that the proposal and supporting statement are not inaccurate or misleading.

A. The proposal does not Include a Misstatement of Fact.

Boeing only points to one statement in the Proposal which it contends includes a "misstatement of fact," stating that (letter page 6) "the Company does not offer supplemental life insurance to same-sex domestic partners of its employees." The shareholder proposal states that (emphasis supplied):

In October 1999, the Company announced that it intended to make medical, dental, supplemental life insurance, and supplemental accident insurance benefits available to same-sex domestic partners.

*11 The language highlighted above is an exact quotation from Boeing's published statement dated October 26, 1999 regarding its change of policy to extend benefits to same-sex domestic partners includes the following statement (Ex. a, 6-Q, emphasis supplied):

6-Q. What benefits are covered for same-sex domestic partners?

Medical, dental, supplemental life insurance, and supplemental accident insurance.

If Boeing has decided after October 26, 1999, not to extend supplemental life insurance benefits to same-sex domestic partners, contrary to its initial position, it should provide substantiation of this fact. If Boeing does establish that it no longer intends to provide supplemental life insurance benefits to same-sex domestic partners, then Sam Scheck agrees that the language of his Shareholder Proposal should be modified to reflect Boeing's change of mind.

B. The Other Statements in the Proposal Are Not False or Misleading

Boeing's only objection to the other factual statements in the Proposal and the Supporting Statement is that there are no "citations" of authorities to support the facts stated. Sam Scheck does not believe that Rule 14a-8 requires citation of authorities in a proposal, provided the factual statements are not false or misleading. Indeed, Sam Scheck is surprised that Boeing would argue that these facts are not "substantiated," when the facts are such as would be readily apparent and available to Boeing's management.

In case there was any concern, however, we include as an addendum to this letter an annotated copy of the shareholder proposal, with citation to supporting authorities and attached Exhibits.

CONCLUSION

Accordingly, it is my opinion, as counsel for Sam Scheck, that Sam Scheck's shareholder proposal does not violate SEC Rules 14a-8 or 14a-9, and therefore should be included in the proxy materials for Boeing for its 2001 annual meeting.

Cordially,
Thomas R. Lamons

SEC LETTER

1934 Act / s -- / Rule 14A-8

February 7, 2001

Publicly Available February 7, 2001

Re: The Boeing Company

Incoming letter dated December 21, 2000

The proposal requests that the board of directors rescind the decision to make specified benefits available to same-sex domestic partners of Boeing employees and refrain from adopting any similar change in policy without first securing shareholder consent.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(7), as relating to Boeing's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it unnecessary to address the alternative basis for omission upon which Boeing relies.

Sincerely,

Michael D.V. Coco

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

*12 The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

END OF DOCUMENT

(SEC No-Action Letter)

*1 International Business Machines Corporation
Publicly Available January 15, 1999

LETTER TO SEC

December 2, 1998

Securities and Exchange Commission

450Fifth Street, N.W.TI2Washington, D.C. 20549

Subject: 1999 Proxy Statement--Shareholder Proposal of Mr. Martin Mueller III

Ladies and Gentlemen:
Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter together with a stockholder proposal (the "Proposal"), attached as Exhibit A hereto, which Proposal was resubmitted for the third year by Mr. Martin Mueller III (the "Proponent"). a former employee and current retiree of the International Business Machines Corporation (the "Company" or "IBM"). The Company believes the Proposal, which dictates the "(n)o medical benefits shall be extended to, for, or funded by the IBM Corporation for any friends of an IBM employee or retiree," can properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 27, 1999 (the "1999 Annual Meeting") for the reasons discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14A-8(i)(R) AS A PERSONAL GRIEVANCE DESIGNED TO RESULT IN A BENEFIT TO THE PROPONENT, AND TO FURTHER A PERSONAL INTEREST WHICH IS NOT SHARED BY OTHER IBM STOCKHOLDERS AT LARGE.

Rule 14a-8(i)(4) permits omission of a proposal that relates to the redness of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to a proponent or to further a personal interest, which is not shared with other shareholders at large. The instant case presents precisely such a situation.

The Proponent is a former employee and current retiree of the Company. This is the third consecutive year in which the Proponent has lodged proposals emanating out of the Company's decision to extend medical benefits to the same-gender domestic partners of Company employees and retirees. The gravamen of the Proposal, which is clearly visible on the face of the Proposal, is that the Proponent does not believe that he should be paying for the costs of such medical benefits; in his words; "(b)y your action you are marking me pay for a life style that I disapprove of." The instant Proposal, along with a series of earlier proposals lodged by the Proponent and members of his family, [FN1] have all emanated directly out of the Proponent's problem with same-gender domestic partners, the Company's decision to provide medical benefits to them, and the perceived cost effect the Proponent claims apply directly to his own medical premiums. After noting that he was "very appalled that Mr. Gerstner and the board of directors have made the decision that the company will pay for medical care of a friend or friends of an IBM employee or retiree," the Proponent states that "[t]his added cost will automatically be passed on and partially funded by all IBM retirees and employees increasing the cost of their own medical care."

FN1. In 1996, the Proponent submitted three (3) proposals emanating out of the instant grievance. These proposals were submitted after the deadline and excluded as untimely under Rule 14a-8(a)(3). See International Business Machines Corporation (January 17, 1997). In 1997, the Proponent lodged four (4) separate proposals with the Company, again all emanating out of the instant grievance. After he was informed by the Company that he could only submit one proposal, he resubmitted a proposal identical to this one, and had his wife, son, and daughter lodge the remaining three proposals he had initially submitted, again all emanating out of the instant grievance. Last year, the Company outlined the defects in each of these four proposals, for the Proponent, as well as for the three nominal proponents, in a single omnibus letter to the Staff, and the Staff concurred with the Company's request to exclude all (4) four proposals pursuant to Former Rule 14a-8(a)(4). See International Business Machines Corporation (January 26, 1998).

End of Footnote(s).

*2 By lodging the instant Proposal mandating that "no medical benefits shall be extended to, for, or funded by the IBM corporation for any friend or friends of an IBM employee or retiree," it is clear both that the Proponent disagrees with the present coverage provisions of the Company's medical plans, and that he does not want the Company to have to fund any medical benefits that he is not personally receiving. It is equally clear from the face of the Proposal that the Proponent has lodged the instant Proposal in the hope to avoid having to pay any increased premiums which may in the future be associated with providing such coverage. The Proponent's self-centered desires are obvious; not only does he want to use the stockholder proposal process to "micro-manage" the Company's medical plan eligibility criteria, he wants to do so in a way that saves him money. Since the Proponent does not want to have to pay for a life style that he disapproves of, he figures that by taking current medical benefits away from other plan beneficiaries, his own future out-of-pocket medical coverage premiums will be minimized. This is a classic personal grievance situation.

The Commission long ago established that the purpose of a stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation...." Release 34-3638 (January 3, 1945)(Exchange Act Regulation 241.3638). The purpose of the personal grievance rule is to allow registrants to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976)(emphasis added).

The Proponent does not understand that the Company must operate in the collective interest of all employees and retirees, not just the Proponent. The Proponent is one beneficiary among approximately 500,000 persons presently covered under our medical benefit plans. Covered persons include employees, retirees and their families, and, in 1997, a total of 216 same-gender domestic partners. As might be expected, each of these participants have their own opinions and personal interests, which often vary from one another. The fact that the instant Proponent continues to disapprove of same-gender domestic partners being covered under our medical plans for the past few years shows only that he has a personal issue with such persons, as well as the Company and its medical plan coverage provisions. In the Company's view, the Proponent's misguided attempt to narrow the scope of a medical plan's eligibility provisions by excluding a group of existing plan beneficiaries in order to benefit himself and others in the plan is hardly a benefit applicable to IBM shareholders at large. In fact, the Proposal is fully excludable under Rule 14a-8(i)(4), as the true import of the Proposal is designed to directly benefit the Proponent. By taking the actions suggested in the Proposal, and reversing the Company's decision to cover certain individuals the Proponent does not think ought to be eligible for participation under the Company's medical plans, the Proponent hopes to advance his own personal agenda. He also hopes not to have to share in the costs of funding benefits he is not personally receiving. Were these benefits to be rescinded, the Proponent believes that he would gain directly and personally by keeping his own medical costs down. Such a personal benefit is certainly not what the stockholder proposal process was designed for.

*3 In this connection, the Commission has consistently taken the position, see Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34- 19135 (October 14, 1982), that former Rule 14a-8(c)(4) was intended to provide a means for shareholders to communicate on matters of interest to them as shareholders. In discussing such Rule, the Commission stated:

It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large.

See Exchange Act Release No. 19135 (October 14, 1982).

In fact, upon a simple review of the Proposal, it is clear that the Proposal's implementation would not benefit the Company's shareholders at large. Aside from the fact that IBM employees and retirees hold only 5.4% of the Company's shares of record, the Proposal cannot be read to reflect any of such other stockholders' interests.

As the Proponent knows, providing Company medical benefits to the same-gender domestic partners was implemented in order for the Company to keep pace with many other prominent technology companies, and to help attract and retain valuable employees in a highly competitive and changing business environment. In deciding to offer this particular employee benefit, IBM joined many other companies with whom IBM competes for highly skilled talent and business opportunities. These companies include, among many others, Intel, Sun Microsystems, Hewlett-Packard, Apple and Microsoft. Attracting and retaining topflight employees is the key to the Company's overall success, and it is that success in the marketplace which most ultimately benefits the Company and its stockholders at large. IBM's improved performance in the marketplace over the past few years is in large part reflective of the quality of our employees' collective contributions.

For these reasons, IBM stockholders at large would not favor IBM losing its competitive edge in the marketplace and its valuable employees to the competition over taking away a limited medical benefit in order to keep this particular Proponent's own health care costs where he might like them to be. In this connection, the Commission has taken the position that Rule 14a-8 is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders, and not to further personal interests. See Release No. 34-19135 (October 14, 1982).

While paragraph (i)(7) of Rule 14a-8 also provides an independent basis for omission of this Proposal, (see Argument II, infra), former paragraph (c)(4) of this rule has been cited on many occasions by registrants as an alternate basis for omitting proposals where, as here, there was a particular benefit which would accrue to a proponent which was not shared by other stockholders at large. We believe that this Proposal presents precisely such a case. In many of the cases that we have reviewed, the staff has concluded that other personal grievance-type proposals have also related to the ordinary conduct of the registrant's business, and therefore the staff had not found it necessary to address former Rule 14a-8(c)(4) as an alternative basis for omission. See e.g., Bell Atlantic Corporation (February 4, 1998); International Business Machines Corporation (December 28, 1995); American

Telephone and Telegraph Company (December 15, 1992). See full discussion of other letters in Argument II, infra. In the instant case, the Company believes that Rule 14a-8(i)(4) presently provides a fully adequate basis for omitting the Proposal from our proxy materials for the 1999 meeting as it is, in fact, no more than a demand from a Company retiree subject to the possibility of paying increased medical premiums that the Company keep his medical premiums down by jettisoning from coverage a number of other plan beneficiaries who, like the Proponent, also pay premiums and incur medical costs.

*4 The staff has also utilized former Rule 14a-8(c)(4) to exclude proposals in cases where the Proponents were using proposals as a tactic to redress a personal grievance against the Company notwithstanding that the proposals were drafted in such a manner that they could be read to relate to matters of general interest to all shareholders. See Pyramid Technology Corporation (November 4, 1994). Texaco, Inc. (February 15, 1994 and March 18, 1993); Sigma-Aldrich Corporation (March 4, 1994); McDonald's Corporation (March 23, 1992); American Telephone & Telegraph Company (January 2, 1980). Even if the Proposal could be read in a more general light, since the shareholder proposal process is not intended to be used to air or rectify personal grievances, Rule 14a-8(i)(4) provides a fully adequate basis in this case for omitting the instant Proposal from the proxy materials for the Company's 1999 Annual Meeting. See generally International Business Machines Corporation (January 20, 1998) (proposal seeking for the Board of Directors to increase the pensions of retired employees properly excluded by staff under former Rule 14a-8(c)(4)); International Business Machines Corporation (January 6, 1995)(proposal to reinstate health benefits properly excluded by staff under former Rule 14a-8(c)(4)); Lockheed Corporation (April 25, 1994 and March 10, 1994)(proposal to reinstate sick leave benefits properly excluded under former Rule 14a-8(c)(4)); International Business Machines Corporation (January 25, 1994)(proposal to increase retirement plan benefits properly excluded under Rule 14a-8(c)(4)); and General Electric Company (January 25, 1994)(proposal to increase pension benefits properly excluded under former Rule 14a-8(c)(4)). See also Southern Company (March 10, 1998)(proposal to form a committee for the purpose of investigating complaints against Company's management excluded under Rule 14a-8(c)(4)); CBS Corporation (March 4, 1998)(proposal by former employee to provide personal benefit excluded under Rule 14a-8(c)(4)); CSX Corporation (February 5, 1998)(proposal to institute grievance procedure excluded under Rule 14a-8(c)(4); Tri-Continental Corporation (February 24, 1993)(Former Rule 14a-8(c)(4) utilized by staff to exclude proposal seeking registrant to assist the Proponent in a lawsuit against former employer); Caterpillar Tractor Company (December 16, 1983)(former employee's proposal for a disability pension properly excluded under Rule 14a-8(c)(4)); SmithKline Corporation (January 20, 1978)(Former Rule 14a-8(c)(4) used to exclude proposal seeking to compensate community of homeowners, which included the Proponent). See generally Orbital Sciences Corporation (October 16, 1995)(proposal seeking for registrant to hire would-be rocket engineer properly excluded by staff as relating to redress of a personal claim or grievance under former Rule 14a-8(c)(4)). The Company therefore requests that no enforcement action be recommended to the Commission if it excludes the instant Proposal on the basis of Rule 14a-8(i)(4).

*5 Finally, based upon the Proponent's history with the Company in connection with his submission of multiple proposals over the course of the last three proxy seasons, all emanating out of this particular matter (see footnote 1, supra) the Company also requests Cabot treatment, permitting the Company to utilize the Staff's response to apply to any future submissions by the Proponent of the same or any similar proposals. See Cabot Corporation (November 4, 1994).

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

In addition to the fact that the Company believes the Proposal should be excluded pursuant to Rule 14a-8(i)(4) for the reasons articulated in Argument I, above, the

Company also believes that the Proposal may be omitted from the Company's proxy materials for the 1999 Annual Meeting pursuant to the provisions of Rule 14a-8(i)(7), because it deals with matters relating to the conduct of the ordinary business operations of the Company.

This Proposal relates to a medical benefits coverage question. The Proponent demands that the Company rescind an eligibility criterion for same-gender domestic partners which the Company instituted under its medical plans a number of years ago, purportedly because he disagrees with it, and because this medical benefit is costing him money. In addition to being a personal grievance, the Proposal also presents a garden-variety employee benefits plan coverage matter, under which this Proponent would have the Company's stockholders "micro-manage" the Company's employee medical plans. This is precisely the type of situation Rule 14a-8(i)(7) has been designed to cover.

In this connection, the determination of the type, amounts and eligibility for benefits available to regular full-time employees, retirees and their families under the Company's employee benefits programs have consistently been administered by registrants over the years as part of their ordinary business operations. See Cincinnati Financial Corporation (February 20, 1996)(proposal to amend retirement plan to permit certain participants to roll out funds into investment instrument of their own choosing properly excludable under former Rule 14a-8(c)(7)); International Business Machines Corporation (December 28, 1995) (retirement benefits); Allied Signal Inc. (November 22, 1995)(retirement benefits); American Telephone and Telegraph Company (December 15, 1992)(pension and medical benefits); PepsiCo (March 7, 1991) (health benefits); Minnesota Mining and Manufacturing Company (February 6, 1991)(employee health and welfare plan selection); General Motors Corporation (January 25, 1991)(scope of health care coverage); and Procter & Gamble Co. (June 13, 1990)(prescription drug plan).

Consistent with the position of the staff, IBM has for many years provided retirement, health and other plan benefits to its employees, and such benefits have been modified and supplemented over the years on a regular basis to meet the changing needs of the Company as well as its employees, all in the ordinary course of the Company's business. In past years, for example, employee medical coverage was provided without additional charge to the employee. Recognizing the cost of such benefits, and the need for the employee to share some responsibility for such costs, the Company modified its medical plans a few years ago to require employees to contribute financially toward such benefits. Even more recently, for example, the Company went out and notified Company retirees, including the instant Proponent, that they too would now have to pay for a share of their health benefits.

*6 It is axiomatic that all plan decisions made by the Company affect plan beneficiaries in one way or another. Plan beneficiaries also have opinions on benefit changes, which changes are made on a regular basis. As might be expected, each time a benefit plan provision is changed, some employees are happy (particularly if the change benefits them), and others are unhappy, if the change does not benefit them. At IBM, like any other company, employees and retirees voice their opinions on these matters to the plan administrator, all in the ordinary course of business.

In addition, the specific eligibility criteria for the Company's employee benefit programs have, for many years, been "ordinary business matters" under Rule 14a-8(c)(7), even before the now-famous Cracker Barrel [FN2] decision was initially rendered. See IBM Corporation (January 23, 1992) (stockholder proposal urging the Company to provide spousal-type benefits to committed domestic partners of employees of the Company also properly excludable under former Rule 14a-8(c)(7)). In this connection, it is particularly noteworthy that the 1992 letter in IBM preceded the Commission's Cracker Barrel ruling by nearly a year. At the time of that IBM letter, the Company had no benefit coverage for same-gender domestic partners, and it was then urged that IBM extend our benefit coverage to such persons. IBM then successfully argued to the Staff that the proposal should be excluded as "ordinary business" under Rule 14a-8(c)(7), because it was within the Company's business prerogative to make such specific plan benefit coverage decisions. Under the interpretive position of the Commission at that time, all employment-related matters, including those purportedly raising social issues were examined by the Staff on a case-by-case basis. Thus, operating under such interpretative position, the Staff reviewed all of the facts and circumstances and concurred with the Company that there was nothing in the proposal which would except it from coverage under the ordinary business exclusion. The proposal was therefore excluded as falling within the Company's "ordinary business operations". While Cracker Barrel subsequently advanced the general rule that all employment related proposals, including those raising social policy issues, would automatically be subject to exclusion under as "ordinary business," now that Cracker Barrel has been reversed, with the Staff again returning to examination of similar employment-related proposals on a case-by-case basis, the Company submits that the result in the instant matter should be the same as earlier reached in the 1992 IBM letter, and this Proposal excluded under current Rule 14a-8(i)(7). As before, this is an employee medical benefit plan coverage decision which the Company effects as part of its ordinary business operations, and the Proponent's attempt to have the Company's stockholders "micro-manage" these decisions should not be permitted. Furthermore, as before, the Company does not believe that a demand like the one raised by this Proponent raise any substantial policy issues requiring intervention by the Company's stockholders. As under the pre-Cracker Barrel case-by-case analysis, the Company again believes that the instant situation presents another example for the application of the "ordinary business" exclusion under current Rule 14a-8(i)(7).

FN2. Cracker Barrel Old Country Store, Inc. (October 13, 1992 and January 15, 1993) (proposal seeking to implement nondiscriminatory employment policies relating to sexual orientation, and to add explicit prohibitions against such discrimination to the registrant's employment policy statement then determined by both the staff and the full Commission to be properly excluded under former Rule 14a-8(c)(7)).

End of Footnote(s).

*7 As noted, this particular retiree's attempt to have stockholders "micro-manage" the Company's medical plan's coverage provisions is truly based upon the financial effect he perceives such existing provisions have on the costs of his own benefits. Aside from the fact that his own statements are also misleading (see Argument III, infra), the Company is regularly faced with a variety of coverage and implementation decisions under our benefit plans. Such decisions, which include the institution of specific eligibility criteria and the qualification of individual beneficiaries, all clearly fall within the rubric of a company's ordinary business operations. Moreover, were stockholders asked to step in for the purpose of adopting, implementing and interpreting these employee benefit plan provisions, they would be faced with a myriad of different issues. For example, while the instant Proponent wants to rescind existing benefit coverage for some plan beneficiaries, other persons have from time to time sought for the Company to further extend plan coverage for other persons. Other beneficiaries have other issues associated with the cost of their benefits, including various coverage, reimbursement and co-pay matters. The stockholder proposal process, however, is not the place to raise any of such matters. As these types of benefit decisions are necessarily best left to the expertise of the Company's management, they fall within the Company's ordinary business operations. See e.g., International Business Machines Corporation (December 23, 1997)(proposal to have Company further extend eligibility criteria for qualification as a domestic partner to include those in heterosexual relationships also excluded as part of company's ordinary business operations).

Moreover, even if the instant Proposal is viewed by the Staff as raising a social issue, the Company submits that, as in the 1992 IBM letter, the ultimate decision regarding plan benefit coverage criteria should be the same under Rule 14a-8(i)(7) as it was earlier. Just as the Staff then concurred in 1992 pre-Cracker Barrel to the Company's request to exclude a proposal seeking to have the Company grant benefits to same-gender domestic partners as "ordinary business," in examining all of the current facts, the same result should again follow with the instant demand to rescind such benefits. In this connection, it should be understood that during the course of the six years since the initial IBM letter, the Company reached its own decision, in the exercise of its own business judgment, to provide same-gender domestic partner benefits in proscribed circumstances, for the reasons outlined earlier. The Company did so not because it related to any overriding social policy rationale, but because it was the right thing to do for our own business and employees. As noted earlier, in 1997 IBM provided medical coverage for 216 same-gender domestic partners out of a total universe of approximately 500,000 covered persons, and IBM is one of many organizations too numerous to list or even append to this paper [FN3] who have implemented various benefit plans for domestic partners.

FN3. For example, one unofficial but representative listing of such employers can be found on the Internet at http:// www.nyu.edu/pages/sls/gaywork/codponly.html.

End of Footnote(s).

*8 Now that the Company provides medical benefits for same-gender domestic partners, this particular Proponent would like to take them away in order to keep his own medical costs down. Just as it is peculiarly within the province and expertise of the Company's management to run the Company and its benefit plans on a day-to-day basis, and to make medical benefit coverage decisions which will continue to attract and retain the best employees, the Company continues to believe that the instant Proposal improperly attempts to have stockholders "micro-manage" the Company and its business decisions concerning the specific eligibility criteria to be applied under its medical benefit plans, in contravention of Rule 14a-8(i)(7). In short, whether a proponent is for or against providing employee benefits to certain groups of employees, retirees, same-gender domestic partners, or others, a company's regular employment-related decisions with respect to the eligibility criteria relating thereto should continue to fall within the rubric of Rule 14a-8(i)(7), making such proposals excludable as part of a company's ordinary business operations. See Chevron Corporation (January 29, 1998); International Business Machines Corporation (December 23, 1997, December 22, 1997, December 19, 1997, and December 12, 1996) (multiple staff rulings confirming IBM's no-action position relating to the extension of such benefits under former Rule 14a-8(c)(7)); Ford Motor Company (March 4, 1996) (proposal that registrant not use religion, sex, ethnicity or national origin as a criterion for either discriminating against or granting preferential treatment to people in employment properly excluded under former Rule 14a-8(c)(7)); General Motors Corporation (February 22, 1996) (to same effect); Sturm, Ruger & Company (December 28, 1995)(proposal to establish committee to determine whether Company discriminates by denying medical insurance coverage to employees who lawfully operate motorcycles without helmets properly excluded under former Rule 14a-8(c)(7)); U.S. West, Inc. (February 13, 1990) (proposal seeking to prohibit the registrant from promoting or condoning the existence of any homosexual organization or activities within the company, including the use of company facilities and company financial support, determined by staff to be properly excludable under former Rule 14a-8(c)(7)).

In sum, since the subject matter of the instant proposal involves nothing but the day-to-day business operations of the Company, and attempts improperly to have stockholders "micro-manage" certain of the Company's medical plan benefit coverage decisions, upon the basis of the consistent precedents of the Staff cited above, the Company requests that no enforcement action be recommended to the Commission if it excludes the instant Proposal on the basis of Rule 14a-8(i)(7).

III. THE PROPOSAL SHOULD ALSO BE OMITTED UNDER RULE 14a-8(i)(3) BECAUSE IT IS FALSE AND MISLEADING TO IBM STOCKHOLDERS.

*9 The Company firmly believes that Rules 14a-8(i)(4) and (i)(7) each provide fully adequate bases for the exclusion of the Proposal. In addition, however, Rule 14a-8(i)(3) provides another basis for exclusion of the entire Proposal in this case. Rule 14a-8(i)(3) permits the omission of proposals and supporting statements that are contrary to the Commission's proxy rules, including Rule 14a-9, which in turn, prohibits false or misleading statements in proxy materials. Rule 14a-9(a) provides that no proxy solicitation shall be made containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading. Following our review of the Proposal, the Company believes that the instant Proposal should also be omitted pursuant to Rule 14a-9 and 14a-8(i)(3) because it would be false and misleading to IBM stockholders.

For example, in the introductory material, the Proponent states in the first sentence that "Mr. Gerstner and the board of directors have made the decision that the company will pay for medical care of a friend or friends of an IBM employee or retiree." (emphasis added). This is misleading. The Company has explained in past letters to the Proponent, and he knows full well, that medical benefits may be extended to qualifying same-gender domestic partners of our employees and retirees. Furthermore, this coverage decision was made by the Company in the ordinary course of managing its employee medical benefit plans. This is the third year the Proponent has lodged this submission, and it is clear that he is again attempting to create the assumption that IBM will cover any friend or friends of an IBM employee or retiree under its medical plans. This is also untrue. As an example, nearly every employee and retiree has one or more friends. Yet, "friends" are not covered under any IBM employee medical benefit plan. Upon a reading of the instant Proposal, however, some persons could well believe (falsely) that IBM, as a benevolent employer, has extended benefit coverage to any "friend or friends of an IBM employee or retiree." While some IBM employees and retirees already familiar with the Proponent or our medical benefit plan coverage of same-gender domestic partners might understand what the Proponent is referring to, the vast majority of IBM stockholders certainly would not. Therefore, this sentence, including the Proponent's reference to "friend or friends of an IBM employee or retiree," should be omitted as false and misleading.

The second sentence of the submission is also false and misleading. The Proponent baldly states, as a factual matter, that "this added cost will automatically be passed on and partially funded by all IBM retirees and employees increasing the cost of their own medical care." The Proponent has no factual basis for making such a statement. Moreover, as a former employee who worked as a Senior Lab Specialist at our Tucson, Arizona plant prior to leaving the Company, the Proponent has no IBM expertise, and has played no role, in either the design or the funding of any of our medical benefit plans. While the Proponent is certainly entitled to have his opinions, since this sentence, as stated, would also cause other IBM employees and retirees to believe (falsely) that all added costs would be automatically passed on and funded by them, it should also be omitted as false and misleading.

*10 The third sentence, stating that "[b]y your action you are making me pay for a life style choice that I disapprove of," is equally false and misleading. Any person reading this would assume that the Proponent, rather than the domestic partner of an IBM employee or retiree, is the one paying for these benefits. At IBM, it is the Company, together with contributions from or on behalf of covered persons, that pays the premiums for the specific coverage selected. The amount of each employee's or retiree's premium cost is specifically dependent upon the personal benefit selections available to and selected by them. The availability of plan choices and their associated benefits and costs are of course subject to change under the terms of the Plans. In this particular case, the undersigned has been informed that the Proponent has been continuously enrolled in the same medical plan since April 1, 1993, that he paid $2 per month in 1997 for his medical plan premiums, and that he paid no ($0) monthly premiums for such coverage in 1998. For 1999, it is also my understanding that the Proponent's plan will again carry no monthly coverage premiums. While changes could always be made to the Company's medical benefit plans which would cause the Proponent's premiums to rise, since the Proponent's own medical premiums have actually gone down after implementation of the domestic partner benefits, we believe it is inappropriate for the Proponent to suggest any direct causal nexus between the Company's institution of such benefits and the amount of his premiums. Since we believe it is false and misleading for the Proponent to suggest that he is directly paying for the domestic partner benefits and that the Company is making him pay for a life style choice that he disapproves of, the entire third sentence of the submission be omitted.

Finally, the Proposal itself, and its repeat use of the phrase "any friend or friends" is false and misleading for the same reasons noted above in connection with the introductory sentence of the submission. Since the Company does not in fact cover "any friend or friends of an IBM employee or retiree" under our medical plans, it is false and misleading for the Proponent to suggest again that the Company provides such benefits to any friend or friend. The entire sentence constituting the instant Proposal should therefore be omitted.

In sum, with the exception of the fourth sentence of the first paragraph of the submission, stating that "[i]t is now time for that directive or decision to be reversed," the entire submission, including the Proposal itself, should be omitted as false and misleading. Such fourth sentence cannot stand alone, particularly in the absence of a viable Proposal. Given that the instant submission suffers from multiple infirmities, the Company submits that the entire submission should properly be omitted under Rules 14a-8(i)(3) and 14a-9. The Company therefore respectfully requests that no enforcement action be recommended to the Commission if the Company excludes the entire Proposal on the basis of Rules 14a-8(i)(3) and 14a-9.

IV. THE PROPOSAL SHOULD BE OMITTED UNDER RULE 14a-8(i)(1) AS AN IMPROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER NEW YORK STATE LAW.

*11 Section 701 of the Business Corporation Law of the State of New York, the law of the state of IBM's incorporation, provides that "...the business of a corporation shall be managed under the direction of its board of directors...." The undersigned, following a review of New York law, has found nothing which would legally place the decision making relating to the instant Proposal and its benefit plan decision-making in the hands of stockholders. By improperly demanding direct action on the Proposal by the Company's stockholders as to the Company's medical plan's eligibility requirements, the Proponent has made the Proposal an improper subject for stockholder action under New York State law. The Company therefore believes that the Proposal may also independently be omitted from the 1999 proxy materials pursuant to Rule 14a-8(i)(1), and requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(1).

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for the 1999 Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials for the 1999 Annual Meeting. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the Commission. If there are any questions relating to this submission, please do not hesitate to contact the undersigned at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,
Stuart S. Moskowitz

Senior Counsel

??
??

ENCLOSURE

November 8, 1998

OFFICE OF THE SECRETARY

INTERNATIONAL BUSINESS MACHINES CORPORATION

ONE OLD ORCHARD ROAD

ARMONK, N.Y. 10504-1783

Mr. Secretary
As a shareholder and a retiree of the IBM Corporation, I am very appalled that Mr. Gerstner and the board of directors have made the decision that the company will pay for medical care of a friend or friends of an IBM employee or retiree. This added cost will automatically be passed on and partially funded by all IBM retirees and employees increasing the cost of their own medical care. By your action you are making me pay for a life style choice that I disapprove of. It is now time for that directive or decision to be reversed.

I therefor request that at the next IBM shareholders meeting that the following proposals be brought forth for discuss and be voted on.
No medical benefits shall be extended to, for, or funded by the IBM corporation for any friend or friends of an IBM employee or retiree.

Sincerely,
Martin Mueller III

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 15, 1999

Publicly Available January 15, 1999

Re: International Business Machines Corporation

*12 Incoming letter dated December 2, 1998

The proposal prohibits IBM from extending medical benefits to friends of IBM employees or retirees.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to IBM's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IBM relies.

Sincerely,

Carolyn Sherman

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

1999 WL 24663 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 International Business Machines Corporation
Publicly Available February 5, 1980

LETTER TO SEC

January 4, 1980

William E. Morley, Esq.

Special Counsel

Securities and Exchange Commission Rm. 796

500 North Capitol Street, N.W.

Washington, D. C. 20549

Dear Mr. Morley:
Pursuant to Rule 14a-8(d) of the Securities and Exchange Act of 1934 we enclose copies of proposals and supporting statements dated December 7, 1979 submitted by Mr. P. F. Napolitano for our 1980 Annual Meeting. Due to the similar circumstances surrounding the two proposals, we will deal with both in this one letter.

The first proposal and supporting statement read as follows:
Stockholders Proposal on Facility Cutbacks
Resolved: That the stockholders of IBM assembled in annual meeting in person hereby recommend to the Board of Directors to have the Company provide the stockholders and the community with a detailed justification and impact report on the drastic cutback/closing of the Huntsville facility. Further, any significant realignment of IBM personnel or facilities anywhere should be preceded by a published detailed justification and impact study and report.
Reason: A Company such as, and especially IBM cannot forsake a community without bad effect. Full disclosure of all the facts to the stockholders and community is essential, lest a carpetbagger, camp follower image obtains.

IBM submits that this proposal may be properly omitted from the proxy material for our 1980 Annual Meeting pursuant to paragraphs (c)(4) and (c)(7) of Rule 14a-8 of the Securities Exchange Act of 1934.
1. This proposal relates to the enforcement of a personal claim and the redress of a personal grievance against the issuer and its management. The proponent is a former employee at the Huntsville facility of IBM. He was released in 1970 and has continued to dispute his termination of employment. Attachment A outlines the extent of the correspondence which has been exchanged. These proposals are the most recent manifestation of Mr. Napolitano's campaign to air his personal views. We believe, therefore, that this proposal may be omitted under paragraph (c)(4) of Rule 14a-8.
2. We believe that this proposal deals with matters relating to the conduct of ordinary business operations of the Company in the manufacture and sale of its products and services. Accordingly, it may be omitted under paragraph (c)(7) of Rule 14a-8.

The second proposal and supporting statement read as follows:
Stockholders Pro Patria Proposal on Corporate Officers and Board Directors Failure to Demonstrate Affirmative Responsibility.
Resolved: That the stockholders of IBM assembled in Annual Meeting in person hereby request of the Board of Directors a detailed policy paper on their individual commitment to demonstrated affirmative responsibility in their conduct of the business. Each persons statement should appear in their proxy material profiles.

*2 Reason: The Corporate Officers have been advised of questionable ethics in the IBM management of Federal Contracts and they failed in their imperative duty to ensure the public interest, a moral, if not legal breach of trust. Further the Board members have failed to exert a skeptical and independent oversight over management affairs, as evidenced by their failure to respond to petitions for review of such management behavior. This proposal does not advocate an automatic adversary relationship with management by outside Directors.

IBM submits that this proposal may be properly omitted from the proxy material for our 1980 Annual Meeting pursuant to paragraphs (c)(4), (c)(6), and (c)(3) of Rule 14a-8 and Rule 14a-9 of the Securities and Exchange Act of 1934.

A. As with the first proposal, this proposal relates to the enforcement of a personal claim and the redress of a personal grievance against the issuer and its management and may be omitted, therefore, under paragraph (c)(4) of Rule 14a-8.

B. The proposal may be omitted pursuant to paragraph (c)(6) of Rule 14a-8 because it is beyond the issuer's power to effectuate. The proposal is so vague and indefinite as to make it impossible for either management or the stockholders to comprehend precisely what compliance with the proposal would entail. The proponent does not describe what is meant by 'Demonstrated Affirmative Responsibility' anywhere in the proposal. Without a concise definition of that quintessential element of the proposal it would be impossible for management to comply.

C. The proposal and its supporting statement are misleading within the definition of Rule 14a-9 and thus may be excluded pursuant to paragraph (c)(3) of Rule 14a-8. The proponent does not reveal the fact that the petitions to which he refers which the Board allegedly refuses to review were submitted by him and that no other similar petitions were received. Also, as the attached summary of correspondence indicates, IBM attempted to be responsive to his requests.

D. This proposal is nearly identical in language and scope to one which the SEC said could be omitted from IBM's proxy materials last year because it was vague and beyond the Company's power to effectuate. (IBM's letter was dated January 4, 1979; SEC's reply was dated January 12, 1979).

For the reasons set forth in this letter, IBM respectfully requests your advice that the Division would not recommend any enforcement action to the Commission if the proposals and supporting statements in question are omitted from the Corporation's 1980 Proxy Statement. We are sending a copy of this letter to the proponent advising him of our intent to exclude his proposals from the proxy materials for our 1980 Annual Meeting.

Very truly yours,
A. W. Proctor

Senior Counsel

SEC LETTER

1934 Act / s 14(a) / Rule 14a-8

February 5, 1980

Publicly Available February 5, 1980

A. W. Proctor, Esq.

Senior Counsel

*3 International Business Machines Corporation

Armonk, New York 10504

Re: International Business Machines Corporation

Dear Mr. Proctor:
This is in regard to your letter dated January 4, 1980 concerning a request made of International Business Machines Corporation (the 'Company') by Mr. P. F. Napolitano to include two shareholder proposals in the Company's proxy soliciting material for the 1980 annual meeting of security holders. Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude these proposals from the Company's proxy material.

The first proposal, as submitted by the proponent, reads as follows:

STOCKHOLDERS PROPOSAL ON FACILITY CUTBACKS

Resolved: That the stockholders of IBM assembled in annual meeting in person hereby recommend to the Board of Directors to have the Company provide the stockholders and the community with a detailed justification and impact report on the drastic cutback/closing of the Huntsville facility. Further, any significant realignment of IBM personnel or facilities anywhere should be preceded by a published detailed justification and impact study and report.

In your letter you had expressed its opinion with the pursuant is excludable from the Company's proxy material with paragraph (c)(4) and (c)(7) of Rule 14a-8, and you cite certain reasons in support of that opinion.

Rule 14a-8(c)(4) allows the omission of a proposal that 'relates to the enforcement of a personal claim or the redress of a personal griveance against the issuer, its management, or any other person.' In support of your opinion that Rule 14a-8(c)(4) is applicable to this proposal, you have recounted a series of events which, in your view, constitute a clear indication that the proposal in question relates to a personal grievance which the proponent has against the Company. You state that the proponent, Mr. Napolitano, is a former employee at the Company's Huntsville facility, who was released in 1970 and has continued to dispute his termination of employment. In this regard you furnish an outline of Mr. Napolitano's communications with the Company since 1970.

After consideration of the information contained in your letter and the exhibit thereto, this Division believes that there may be some basis for your view that the proposal may be omitted in reliance upon Rule 14a-8(c)(4). In the Division's view, despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing personal grievance against the Company. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the management omits the subject proposal from the Company's proxy material. In considering our enforcement alternative, we have not found it necessary to reach the alternative basis for omission upon which you rely.

*4 The second proposal, as submitted by the proponent, reads as follows:
Stockholders Pro Partria Proposal on Corporate Officers and Board Directors Failure to Demonstrate Affirmative Responsibility
Resolved: That the stockholders of IBM assembled in Annual Meeting in person hereby request of the Board of Directors a detailed policy paper on their individual commitment to demonstrated affirmative responsibility in their conduct of the business. Each persons statement should appear in their proxy material profiles.

In your letter you have expressed the opinion that the proposal is excludable from the Company's proxy material under paragraphs (c)(3), (c)(4), and (c)(6) of Rule 14a-8 and also under Rule 14a-9, and you cite certain reasons in support of that opinion.

There appears to be some basis for your opinion that the second proposal may be omitted from the Company's proxy material under Rule 14a-8 (c)(6) since the proposal is so vague that it is beyond the power of the Company or its Board of Directors to effectuate. In this regard, we note that the proposal, if implemented, would require the members of the Board of Directors to furnish a 'detailed policy paper on their individual commitment to demonstrated affirmative responsibility in their conduct of the business.' However, the proponent does not define what is meant by 'demonstrated affirmative responsibility' anywhere in the proposal, and, as a result, it would be impossible for either the management or the stockholders to comprehend precisely what compliance with the proposal would entail. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the management omits the subject proposal from the Company's proxy material. In considering our enforcement alternatives, we have not found it necessary to reach the alternative bases for omission upon which you rely, although we believe there may be some support for those reasons as well.

As you may be aware, this Division believes its responsibility with respect to matters arising under Rule 14a-8, as with other matters under the proxy rules, is to aid those who must comply with these requirements by offering informal advice and suggestions and to determine, initially, whether it may be appropriate in a particular matter to recommend enforcement action to the Commission. In this context, we have reviewed the materials which you have furnished to us. The enforcement judgment the staff has reached does not and cannot purport to 'adjudicate' the merits of the Company's posture in this matter. Only a district court can decide whether the Company is obligated to include the instant proposals in its proxy materials. Accordingly, our discretionary determination not to recommend enforcement action to the Commission does not preclude the proponent, or any shareholder of the Company, from pursuing any rights he may have against the Company in a district court, should the management omit these proposals from the Company's proxy material.

*5 Sincerely,

William E. Morley

Special Counsel

Securities and Exchange Commission (S.E.C.)

1980 WL 14285 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Union Pacific Corporation
Publicly Available January 31, 2000

LETTER TO SEC

January 6, 2000

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: 1934 Act/Rule 14a-8 -- Union Pacific Corporation -- Shareholder

Proposal of Messrs. William B. Rowe and Donald R. York (the "Proponents")

Ladies and Gentlemen:
I have enclosed Union Pacific Corporation's response to the proponents' submission dated December 20, 1999, relating to the Company's submission pursuant to Rule 14a-8(j) regarding the Company's intention to exclude the above-referenced shareholder proposal from the Company's proxy materials relating to the 2000 annual meeting of shareholders and requesting the Staff's concurrence. Please file stamp this letter and return it in the enclosed self-addressed, stamped envelope as evidence that you have received the Company's response. Thank you.

Very truly yours,
Ellen J. Curnes

Senior Corporate Counsel

UNION PACIFIC CORPORATION

1416 Dodge Street, Room 830, Omaha, NE 68179

Phone: (402) 271-3320

LETTER TO SEC

January 6, 2000

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: 1934 Act/Rule 14a-8 -- Union Pacific Corporation -- Shareholder Proposal of

Messrs. William B. Rowe and Donald R. York

Ladies and Gentlemen:
We received the response of William B. Rowe and Donald R. York, dated December 20, 1999, to our letter to you dated December 9, 1999. In our December 9 letter, we requested that the Staff of the Division of Corporation Finance concur in our opinion that the proposal and supporting statement submitted by Messrs. Rowe and York may be omitted from the Company's 2000 proxy materials for the reasons set forth therein. Our present letter addresses Messrs. Rowe and York's December 20 response, and is intended as a supplement to our earlier submission. After reviewing Messrs. Rowe and York's response, we believe that they have not rebutted the Company's arguments, nor have they raised any additional material issues or facts in support of their proposal. Rather, their response reinforces the arguments we previously raised. Accordingly, we reiterate our intention to omit Messrs. Rowe and York's proposal and supporting statement from our 2000 proxy materials and renew our request for the Staff's concurrence. We wish to particularly note the following with respect to the proponents' response:

The proponents' response provides additional support for the Company's position that their proposal may properly be omitted pursuant to Rule 14a-8(i)(4) because it is motivated by, and relates to the redress of, a personal claim or grievance and as such is designed to result in a benefit to, or to further a personal interest of, the proponents that is not generally shared by the Company's other shareholders. The proponents' assertion that all shareholders will benefit cannot disguise the fact that their proposal does not relate to such general benefits. Messrs. Rowe and York's proposal seeks to alter one specific term of a negotiated transaction, and to impose an alternative pension integration structure that personally benefits the small group of employees of which Messrs. Rowe and York are a part. The proponents have submitted with their response a letter from their attorney to the Company demanding essentially the substance of their proposal, evidencing the personal nature of their proposal.

*2 Messrs. Rowe and York attempt to obscure the personal nature of their proposal by characterizing the Company's actions as evasive, deceptive and discriminatory. However, Messrs. Rowe and York's allegations in this regard are undercut by their own submission. They include with their response an attachment that shows that as early as April 17, 1995 CNW employees were advised that their pension benefits would be offset by their CNW retirement benefits, as the Company stated in its December 9, 1999 letter. Additionally, Messrs. Rowe and York at one point in their response seem to concede that other employees of Union Pacific who have spent part of their career with businesses since acquired by Union Pacific are also subject to offset provisions, although not surprisingly the proponents dismiss this fact as "meaningless." There concession is somewhat confusing, in that they later make much of the fact that the Company has failed to identify any other group of Union Pacific employees subject to any pension offset. But this demonstrates Messrs. Rowe and York's tendency to ignore or characterize as misleading any fact that does not support the substantive result they wish to achieve. In fact, the Company distributed to all former CNW employees, in response to the petition orchestrated and delivered by Mr. York in August 1998, a letter explaining, among other things, that the pension benefits of former Southern Pacific employees will be reduced by their benefits under the Southern Pacific pension plan. Indeed, the personal nature of the proposal is further highlighted by the proponents' suggestion that an example of a non-discriminatory pension scheme would be one which would "wipe out" all future pension earnings of all Union Pacific employees. Of course, the "reasonable" alternative the proponents' suggest is elimination of the pension offset.

The proponents' response provides support for the Company's argument that the proposal and supporting statement are excludable under Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business practice. The proponents state that today and in the foreseeable future, former CNW employees will be working side by side with many other UP employees. That is true, and as stated in the Company's December 9, 1999 submission, the appropriate treatment of employees of an acquired business for employee benefit plan purposes involves a complex human resources analysis and is the very essence of ordinary business practice. Messrs. Rowe and York also argue that the pension offset provision is "at war with normal employment policy." Although that claim is untrue, it does show that the proponents recognize that fundamentally their proposal and supporting statement relate to the substance of and procedures applicable to the Company's benefit plans. As such, they relate to the Company's ordinary business practice and are excludable under Rule 14a-8(i)(7).

Messrs. Rowe and York's response also supports the Company's position that the proposal and supporting statement are vague and misleading and are excludable under Rule 14a-8(i)(3). Messrs. Rowe and York consistently obscure the fact that pension benefits must be considered in the context of the total benefit package negotiated by the CNW representatives. Former CNW employees are eligible to receive retirement benefits under Union Pacific plans. Former CNW employees also benefit from the credit they received for their CNW service. Some former CNW employees, albeit a small number, have received pension payments under the Union Pacific pension plan after application of the offset provision. Former CNW employees are eligible to participate in the Company's thrift plan on the same terms as employees who have spent their entire career with Union Pacific, and were, unlike the typical new hire, credited with their CNW service for purposes of vesting and eligibility for matching employer contributions. Additionally, with credit for their CNW service, many former CNW employees are currently eligible or will soon be eligible for health benefits upon retirement. Credit for their CNW service means that former CNW employees are more likely to be eligible for any special early retirement incentives the Company may offer. And, with the credit they received for their CNW service, former CNW employees qualify for longer paid vacations, more paid sick leave and greater flexible benefit credits. Finally, although no additional employee or employer contributions can be made to the CNW thrift plan, the Company provided additional investment options from those offered by CNW for the CNW thrift plan.

*3 The proponents' response also does not provide any further guidance as to what the proponents intend by a prohibition against "discrimination" other than the repeal of the pension offset provision, which the Company has demonstrated relates to a personal grievance and does not benefit the Company's shareholders generally. How, then, can the Company's shareholders determine on the basis of the proposal and supporting statement what they are voting on or make an informed decision?

The proponents' response, indeed the very substance of their proposal, shows that Messrs. York and Rowe understand the nature of the pension integration provisions of the CNW acquisition. Given that, it is difficult to understand what has been "deceptive" or "evasive" about the Company's communication, or what actions the proponents would have the Company take in response to the proposal other than eliminating the offset. As we described in our December 9 letter, the Company has already considered that alternative and determined that the proper course is to retain the original pension integration provisions. Quite simply, Messrs. Rowe and York are unhappy that the Company has not adopted an alternative pension plan integration structure that would result in a personal advantage to them. Despite their attempt to couch their proposal as one relating to "discrimination" or "deceptive communication," the fact remains that the only specific action Messrs. Rowe and York propose is the repeal of the offset provision, which would benefit only them and less than 500 of the 7,000 current employees and 22,000 current and former employees participating in the Company's pension plan.

For the foregoing reasons, and as more fully set forth in our December 9, 1999 letter, we remain of the opinion that the Company may properly omit Messrs. Rowe and York's proposal and supporting statement from the Company's 2000 proxy materials. Accordingly, we again request the Staff's concurrence on this point. At the suggestion of Ms. Caroline Sherman, I am faxing a copy of this letter to the Office of Chief Counsel. In addition, I have forwarded seven copies of this letter to the Office of Chief Counsel by overnight delivery. A copy of this letter is being concurrently sent by overnight delivery to Messrs. Rowe and York.

We have not attempted in this letter to correct all of the proponents' mischaracterizations, and we refer you to our December 9, 1999 letter. We would, of course, be happy to provide you with any additional information you desire and answer any questions that you may have regarding this matter, either in connection with this letter or with either of the previous submissions. Should you disagree with our conclusions, we respectfully request the opportunity to confer with you prior to the final determination of the Staff's position. Please do not hesitate to call me if I can be of any further assistance.

Respectfully submitted,
Ellen J. Curnes

Senior Corporate Counsel

ENCLOSURE

*4 December 20, 1999

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: 1934 Act/Rule 14a-8 -- Union Pacific Corporation -- Shareholder

Proposal for Messrs. William B. Rowe and Donald R. York

-- Response to Company's Intent to Exclude --

Ladies and Gentlemen:
This letter is in response to the Union Pacific Corporation's (UP or Company) letter of December 9, 1999 to the Commission in which the Company expressed its intent to exclude statements in the Company's proxy materials for its 2000 annual shareholders' meeting. Pursuant to Rule 14a-8(j), we have enclosed six copies of this letter and its attachments.

We respectfully request that the Staff of the Division of Corporate Finance not concur in the Company's position, arguments or opinions, and further that the Staff take all appropriate measures to cause the Company to alter its position.

The Company contends that our proposal may be excluded from the proxy materials based on four rules. The following paragraphs respond to the Company's arguments that those rules constitute a proper basis to exclude our proposal.

I. The Proposal and Supporting Statement Are Not Excludable Under Rule 14a-8(i)(4) As Motivated by a Personal Claim and Grievance of the Undersigned, or Designed to Result in a Benefit to the Undersigned Not Generally Shared by Other Shareholders.

For several reasons, the first rule cited by the Company does not bar the inclusion of our proposal in the proxy materials. At the outset, it should be recognized that our proposal is a two-pronged proposal.

The second of the two prongs would prohibit the Company's management from communicating with certain of its employees formerly employed by the Chicago and North Western Railway Company (CNW) in any manner that is deceptive or otherwise not calculated to fully inform those employees concerning their pension benefits subsequent to the Company's takeover of CNW.

A summary of the background of this point may be useful to the Staff in assessing the proxy proposal. Attachment 1.

The purpose of this communications proposal is directly in the interest of all of the Company's shareholders. As shareholders, we want our Company's dealings to be based on non-deceptive communications. The converse--whether the communications are with employees, shareholders, or unrelated parties--is simply bad business practice which in the long run will harm our Company and the investments of its shareholders. Moreover, this proposal is in no way contrary to familiar goals of the Securities and Exchange Commission in that the proposal disfavors false and misleading statements. In short, there is nothing in the second prong of our proposal which is contrary to Rule 14a-8(i)(4).

As for the first prong of the proposal, a similar conclusion prevails. That prong would prohibit the Company from discriminating with respect to compensation against those of its employees who are former CNW salaried employees, which prohibition would include the repeal of the offset provision which deprives those employees from earning pensions. This aspect of the proposal does not suggest that it is illegal for the Company to discriminate against the employees of an acquired company solely by reason of their employment history. However, we as shareholders are legitimately concerned at and disfavor our Company's conduct when it acquires another business and treats the employees of that business in a manner that shocks our conscience. We believe it is terrible business practice for the Company to conduct its affairs in that manner, and such conduct will tend to harm the Company in the future when another attractive acquisition prospect appears. Again, it is not alleged that the Company's policy toward former CNW employees is illegal, but we as shareholders should be permitted to voice our views on a matter of corporate policy.

*5 While the Company may argue that the first prong is designed to result in a benefit to us not generally shared by other shareholders, that argument is superficial, erroneous, and withers under scrutiny. First, the prohibition against discrimination on its face does not seek any substantive benefit. Rather, it seeks to abolish what is fairly viewed as an invidious discrimination against a specific group. Stated otherwise, if all current UP employees "enjoyed" the same type of pension offset that wipes out the possibility of future pension earnings of former CNW employees, this proposal would never have been submitted. Second, when viewed in a light most favorable to the Company, UP's argument is that we have presented a mixed motive proposal. However, there is no requirement that proposals must have no secondary or tertiary benefit for the proposers. Once again, our proposals are based on what we consider to be bad business policy, and correction of this discrimination policy and deceptive communications, which we consider to be corporate misconduct, will redound to the benefit of all shareholders in that the Company will bring itself more into line with a reasonable, even-handed approach to its workforce.

Addressing some of the specific comments in the Company's December 9 letter, the Company states that we have waged "a battle" "for years," the inference being that we are crackpots who deserve no forum to express our views. However, we have tried to get answers to the questions about why former CNW employees are being discriminated against and misled for a period of about three years, a short time relative to the period of investment of many of the Company's shareholders. And if there has been a battle, it has been nothing less than a battle seeking reasonable, open, and truthful communications which the Company has repeatedly evaded. This is discussed further, below.

Other statements in the December 9 letter are in the nature of a smokescreen. The undersigned had no grievance with CNW retirement programs. Moreover, the conduct of the CNW negotiating team is irrelevant to our proposal. They were directly influenced by the views of senior executives who were anticipating many millions of dollars in buyout-related compensation.

That the negotiating team had the advice of a "major Chicago law firm having an excellent reputation in employee benefit matters" is also irrelevant. We, too, have legal counsel with an excellent reputation in employee benefit matters. Indeed, our counsel have advised us that from the perspective of employee benefits, the Company's discriminatory pension offset is highly unusual and represents an irregularity that is far more egregious than the types of abuses involving cash balance pension plans currently being criticized in Congress and within several federal agencies. In fact, the Company's discriminatory pension offset is even harsher than the most criticized features of cash balance pension plans in that those plans are customarily designed so that all employees eventually begin to enjoy pension earnings. That will not be the case under the Company's discriminatory pension offset applicable to former CNW employees.

*6 The Company also suggests (bottom of page 2) that the generous outcome of the CNW negotiations was "to preserve for CNW employees after the acquisition the retirement income structure applicable to them prior to the time of the acquisition." This point is not only misleading but downright incorrect. First, the CNW negotiations did not preserve CNW pension benefits. Those vested accrued benefits were preserved by operation of law: the Employee Retirement Income Security Act (ERISA). It would have been a violation of federal law to tamper with previously accrued benefits. Second, it is simply incorrect to suggest that the retirement income structure applicable to CNW employees (before the acquisition) was preserved and brought forward by UP: (a) The CNW retirement income structure never looked to a predecessor employer and utilized pension benefits accrued during employment with a predecessor to wipe out the possibility of future pension earnings with the successor; and (b) While the Company acknowledges that there was a generous CNW thrift plan that was the principal source of retirement income for CNW employees, no similar source of retirement income is made available to former CNW salaried employees at UP--the UP thrift plan is not a generous program as was CNW's main retirement program, its thrift plan. These are matters that the Company has repeatedly attempted to obscure, and as shareholders we believe such deceptive statements--especially to a federal agency such as the Commission--is unhealthy for our Company.

The Company's letter further states that the acquisition terms were proposed by CNW and ultimately agreed by the Company, listing three bullet points purportedly reflecting terms of the agreement.

- The first bullet states that CNW employees would receive "full credit" for all CNW service under UP's benefit plans. However, this point is highly misleading in that for pension purposes those credits are illusory when a pension offset is applied to wipe out any pension benefit that would otherwise be payable. Stated simply, 100% of 0 is 0. The fact that the Company would make this misleading point to a federal agency is quite surprising.
- The second bullet states that CNW employees would participate in the UP pension plan on the same terms as they participated in the CNW pension plan. This statement is also misleading, and it is also irrelevant. The statement is misleading because the CNW pension plan did not have a "predecessor employer pension offset" as the UP pension plan does; they are vastly different in this respect. The statement is irrelevant because the CNW pension plan was not a program that employees relied on: rather, it was the CNW thrift plan that was the main retirement program. With the takeover by UP, the UP pension plan is now the main retirement program, but we have now belatedly learned that former CNW employees will have those UP pensions wiped out by the offset.

• The third bullet admits that the UP pension plan offset is based in large part on pre-acquisition contributions to the CNW thrift plan. As described in Attachment 1, the problem for employees is that no one advised affected employees in a manner intended to be understood by the employees that they would be singled out under the UP regime in a way that will likely bar them from any future pension earnings. Thus, while the negotiators discussed the bullet points, employees with bills to pay, mortgages to consider, and kids' college decisions to make were kept in the dark about the impact of the back room deal.

*7 The Company's letter describes the role of the CNW negotiating team. It even suggests that the team was similarly situated to the undersigned. Left unstated, however, were the identity of the CNW negotiating team members, the details of the team's authority, whether they were taking orders from the highest executives of CNW, the extent to which those CNW executives received millions in buy-out deals, and the linkage, if any, between those deals and the cost-savings enjoyed by UP in the acquisition.

The Company's letter states that UP "consistently communicated the terms of the employee benefit plan provisions to CNW employees as part of its transition measures." It refers to the weekly newsletter of April 17, 1995 which "specifically addressed the offset of CNW retirement benefits against Union Pacific pension benefits." That newsletter and a transmittal letter issued by one of the Company's lawyers are set forth as Attachment 2. The Staff can judge for itself how candid the Company has been and whether former CNW employees were indeed advised that their retirement security was threatened by employment with the UP.

A "lengthy question and answer communication" is also referred to by the Company. The Company states that the illustrations "showed that most former CNW employees would have their pension benefits ... fully offset by benefits they would receive based on employer [CNW] contributions to the CNW thrift plan." (The offset is even worse than described in the quoted wording in that the Company later admitted that the offset is based not only on company contributions which CNW actually made in prior years, but also hypothetical contributions which CNW would have made, based on the pretend assumption that all the employees had contributed maximum employee contributions. See Attachment 1.) In short, the employees had no understanding of what was happening to them in July, 1995.

But the most notable aspect of the July, 1995 questions and answers, which the Company has emphasized on page 3 of its letter, is that they were not drafted or distributed until after the June 15 deadline for employees to make their final decisions on whether to take a substantial severance payment and leave the Company. Thus, the Company's communications had the effect of retaining the workforce, and avoiding severance and pension liabilities.

Evidence of the Company's dissembling and evasive communications is seen in Attachment 3. Our proxy proposal indicated that we can document the Company's misleading communications. Attachment 3 is a partial transcript of a town hall meeting where on April 10, 1995, one month before we were to make our employment decisions, Ms. Schaefer, a senior vice president for human resources, explained UP benefits. Our comfort was to be the security of UP pension benefits. This event was also recorded on video tape.

The Company's letter also suggests (top of page 4) that any alternative to what UP decided to do would be unfair to others. That has never been true. Reasonable alternatives to the Company's discriminatory policy have been continuously available, and that, too, can be documented. Also, there is nothing to substantiate that a proposed change "would increase significantly the retirement income of certain former CNW employees," and in fact the point is incorrect.

*8 The Company's argument that "changing benefit plan provisions would be unfair to

CNW employees who terminated their employment in reliance on the terms of the acquisition agreement" is a strange argument. First, as detailed above, former CNW employees had no understanding of their impending fate as UP employees. Second, the Company's argument that a discriminatory policy and deceptive communications should be viewed as acceptable because certain former employees have already made their decision to leave the Company turns this case on its head. The Company should willingly accept a proposal for non-discriminatory policies and non-misleading communications.

The Company also suggests (page 4) that it reconsidered the CNW pension plan provisions in 1997, and that the undersigned have continued their activities through 1998. The Company would have the reader infer that it has been open and communicative with employees, but remains puzzled about their apparent unreasonableness. However, the reality is that if the Company had any genuine questions about its employees' continuing concerns, those uncertainties should have been dispelled with the December, 1998 letter from the employees' counsel. Attachment 4.

In this situation, the Company holds all of the information and controls all of the operational decisions. With its December 9 letter, the Company begrudges the efforts of shareholders, who also happen to be employees, in asserting the modest rights they have under the law to express themselves when they have views, in this context as shareholders.

The Staff's pronouncements identified in the Company's letter miss the mark. The proposal submitted by the undersigned addresses deceptive communications and discriminatory policies. But for these forms of misconduct directed against one targeted segment of the Company's workforce, the proposal would not have been made. The proposal involves issues that all shareholders have an interest in. The Company's contention as to personal grievances of the undersigned has no merit. Indeed, as late as August, 1998, 186 employees signed a letter formally expressing dissatisfaction with the Company's stonewalling.

The Company seems to criticize the brevity of the proposal in that only one sentence is phrased in a manner that refers to the interests of all of the Company's shareholders. However, the preparation of the proxy proposal was subject to a short deadline and a 500 word limit by reason of Rule 14a-8(d). As discussed in this letter, the interests of all of the Company's shareholders are at issue. It is obvious that the Company's future business experience will be affected by improper corporate conduct. That the subject of the proxy proposal is intertwined with workforce issues and employee benefits issues should not immunize the Company from the expression of shareholders' views.

In sum, neither prong of the proposal conflicts with Rule 14a-8(i)(4).

II. The Proposal and Supporting Statement Do Not Deal With Matters Relating to Ordinary Business Operations Within the Meaning of Rule 14a-8(i)(7).

*9 The Company's letter portrays the proposal as a matter relating to ordinary business operations. However, the Company's contentions are without merit, as discussed below.

First, the occasion for the proposal was a major corporate transaction which the Company itself notes was marked by negotiations with third parties, the CNW negotiating team. The acquisition was clearly not "ordinary business operations," nor will future acquisitions and similar transactions of interest to the Company's shareholders likely be "ordinary business operations."

Unlike the subject matter of the Staff's pronouncements in earlier cases, the instant proxy proposal is not primarily about employee benefits. As noted above, the proposal is about deceptive communications and discriminatory conduct. Contrary to the Company's suggestion, the proposal is not intended to micro-manage business operations, but is rather to have the Company adopt an expressly stated policy of truthful and complete communications and non-discriminatory treatment of its workers.

For example, a pension provision which wipes out future pension earnings of all UP employees would be legally permissible and would be non-discriminatory with respect to the entire UP workforce. However, the proxy proposal made an understandable assumption that the senior executives of the Company would not prefer to experience a change that wipes out their pensions, as they have decided to do in the case of former CNW employees. That example is simply one method in achieving a non-discriminatory policy toward employees. Another example would, of course, be to eliminate the offset applicable to former CNW employees, or to take some similar action.

In sum, the undersigned have made no proposal which conflicts with Rule 14a-8(i)(7).

III. The Proposal and Supporting Statement Are Not Vague and Misleading Within the Meaning of Rule 14a-8(i)(3).

The Company's letter complains that our proposal only briefly and selectively outlines the need for a specific Company policy. Aside from the time and word limitations noted above, the proxy proposal as currently written is not inappropriate or unsuited for a publicly held business such as the Company. Indeed, both prongs of the proposal are drawn with precision so as not to be overbroad.

A party asserting that a proposal is too vague can always complain that more specifics are needed. Moreover, after all that has transpired in the CNW takeover, for the Company to assert that our proposal is misleading carries no little irony.

More to a substantive level, it is clear that many non-discrimination rules exist in the workplace, and employers are accustomed to conforming to such principles and rules. There is thus ample precedent for the proxy proposal.

The Company complains that the undersigned do not suggest that the credit they received for service or compensation because of their status as CNW employees is discriminatory (page 7, top). This is true. The reason that we do not suggest that those credits are discriminatory is that for pension purposes the credits are essentially illusory. It would not matter if the Company were to confer infinite service and compensation credits on pension plan participants, if at the bottom line of the calculations there is a pension offset clause that wipes out the theoretical pension credits.

*10 As for the Company's apparent difficulty in discerning what is or is not an evasive and deceptive communication, there are many ways of conquering this challenge. For example, the Company could retain human resources consultants who would assist management in implementing the proposed policy. Or, the Company could institute focus groups of employees who are targets of special treatment, to ensure that communications meet minimum standards of candor.

Conversely, if the Company has a truly intractable problem in eliminating deceptive communications and inappropriate discrimination, then, indisputably, the Company faces a problem of serious magnitude calling for shareholder attention. If the Board of Directors and the management of the Company are unwilling to embrace with enthusiasm the two-pronged proposal discussed here, then the Company's shareholders should be aware of that.

The Company complains (page 7) that the proposal and supporting statement characterize the Company's actions pejoratively. Obviously, the undersigned do not favor a policy which prevents them from earning pensions in the future because of what may have occurred with a predecessor employer. Today and in the foreseeable future, former CNW employees will be working side by side with many other UP employees. Some of them may be new employees, while others may have already spent decades as employees of the Company. To our understanding, all of these categories of salaried employees--working side by side with former CNW employees--have the potential to earn pension benefits in their future years of service with the Company. To our understanding, the vast number of former CNW employees do not have that possibility, despite the fact that they serve as salaried employees in virtually the same capacities as employees in the general group.

The fact that the Company labels former CNW as pension plan "participants" is meaningless if they are not actually earning pension benefits. The fact that there are other employees of the Company who have spent part of their careers with businesses which were later acquired by Union Pacific, and are consequently also subject to some offset provision, is a meaningless point since it is our understanding that only former CNW employees are subject to a draconian offset that prevents future pension earnings. (If that understanding is not accurate, the Company might be more informative in future communications on this subject.) The pension offset, as it applies to former CNW employees, is a feature of the Company's human resources policy that is at war with normal employment policy.

The Company also states that "although the benefits under the UP pension plan may be fully offset by benefits accrued under the former CNW plan, such was not the design and may not always be the case." This statement compounds the misleading nature of the Company's message. As a matter of law, the Company and no one else controls the UP pension plan design. The Company may amend or terminate the plan whenever it chooses. It is unclear to the undersigned what the Company means when it says that "such was not the design." One wonders whether the Company means that its pension plan suffers from a plan design accident. One wonders whether the Company now regrets an ill-advised policy. Whatever the meaning of those words, the Company still controls the design of its pension plan.

*11 Strangely, the Company also seems to tout the draconian nature of the pension offset when it refers to the "success" of the CNW thrift plan enabling the offset to strip employees of future pension earnings. Whether this statement was sufficient to warn the targeted group of the harsh realities is one question. A more important question is why the Company did not honestly advise former CNW that they would not receive UP pensions. The July, 1995 wording "will tend to fully offset the larger UPC pre-offset benefit as well" was certainly not calculated to be understandable to the typical employee.

The Company's suggestion that former CNW employees are better off than longstanding UP employees and new hires (page 7, bottom) cannot be taken seriously. In sum, while it is not surprising that the Company takes exception to the proxy proposal, there is nothing in the proposal and supporting statement that is vague or misleading so as to warrant exclusion from the Company's proxy materials.

IV. The Proposal Has Not Been Substantially Implemented and In Fact Is Fiercely Resisted by the Company.

The Company would exclude the proxy proposal because it allegedly has been substantially implemented within the meaning of Rule 14a-8(i)(10). The proposal is the adoption of a two-pronged policy to prohibit discriminatory practices against former CNW employees and to prohibit deceptive communications regarding compensation and benefits. The Company asserts that former CNW employees have not been discriminated against.

As to this subject matter, the Company controls all of the data and information.

Despite its resources, the Company has utterly failed to identify any other group of UP employees subject to any pension offset. It has failed to identify any other group of UP employees subject to a pension offset based on benefits accrued under a predecessor employer. And it has totally failed to identify any other UP employees who are subject to a pension offset so severe that the targeted employees will likely not earn any future pension benefits.

In addition, the suggestion that the Company was the lackey of the acquired group ("The offset provisions of the former CNW pension plan were carried forward at the request of similarly situated and duly authorized representatives of CNW to preserve the CNW's retirement structure.") insults any reader's intelligence. The Company, as the acquiring entity, was the dominant and surviving entity, and it is the Company alone that controlled the design decisions of its benefit plans at the time of the takeover and continuously thereafter. Moreover, the Company's suggestion here is contrary to that on page 7 of its letter where it portrayed the design of the Company's employee benefit programs, regardless of any request from CNW people, as a product of longstanding Union Pacific Corporation policy and practice.

The Company closes Part IV of its letter with a focus on the "procedures by which the Company communicates with its employees." Here, the undersigned have not taken issue with any of the procedures used by the Company to communicate. The Company's communication problems lie in the area of content and intent, not procedures. Furthermore, as discussed above, the Company's misleading communications have been documented for independent parties to assess, should they wish to do so.

*12 Finally, the issue at hand does not involve participants' rights under the Employee Retirement Income Security Act. The proxy issue is one of communication to shareholders about a policy proposal for which, in our view, the Company has great need.

For all of the foregoing reasons, we respectfully request the Staff to take appropriate enforcement steps if the Company proceeds intent to exclude our proposal from the Company's 2000 proxy materials.

Thank you for your attention to this matter.

Sincerely yours,
William B. Rowe, Jr.

Donald R. York

ENCLOSURE

December 9, 1999

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: 1934 Act/Rule 14a-8 -- Union Pacific Corporation -- Shareholder

Proposal of Messrs. William B. Rowe and Donald R. York

Ladies and Gentlemen:

Union Pacific Corporation has received a proposal and supporting statement for inclusion in the Company's proxy materials for its 2000 annual shareholders' meeting from Mr. William B. Rowe and Mr. Donald R. York. Messrs. Rowe and York are shareholders of the Company and non-executive management employees of Union Pacific Railroad Company, the Company's principal operating subsidiary. Mr. Rowe is Senior Manager -- Operating Practices and Mr. York is Manager -- Environmental Site Remediation. I have attached the proponents' letter, dated November 8, 1999, setting forth their proposal and supporting statement. The Company intends to omit the proposal and supporting statement from its 2000 proxy materials for the reasons set forth below. We request the Staff of the Division of Corporation Finance to concur in our opinion. Pursuant to Rule 14a-8(j), I have enclosed six copies of this letter and its attachments. A copy of this letter is being concurrently sent to Messrs. Rowe and York.

The proposal seeks to (i) "[prohibit] the Company from discriminating against the former salaried employees of the Chicago & Northwestern Railway Company ... with respect to current or deferred compensation ... [including] the repeal of the current UP pension plan offset applicable only to former CNW employees...." and (ii) "[prohibit] management ... from communicating with former CNW salaried employees concerning their pension benefits in any manner that is deceptive or otherwise not calculated to fully inform such employees of their pension benefits, as a result of the acquisition of CNW." The full text of the proposal and supporting statement is set forth in the attached copy of Messrs. Rowe and York's November 8, 1999 letter. As discussed more fully below, we believe the proposal and supporting statement may properly be excluded from the 2000 proxy materials under the following rules:

1. 14a-8(i)(4), because the proposal and supporting statement are motivated by, and relate to the redress of, a personal claim or grievance against the Company and as such the proposal is designed to result in a benefit to, or to further a personal interest of, Messrs. Rowe and York that is not generally shared by the Company's other shareholders;

*13 2. 14a-8(i)(7), because the proposal and supporting statement relate to the operation of the Company's retirement plan, which is not restricted to the Company's executives, and therefore relate to the ordinary business of the Company;

3. 14a-8(i)(3), because the proposal and the supporting statement are vague and contain misleading statements in contravention of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits such statements in proxy solicitation materials; and

4. 14a-8(i)(10), because the proposal has been substantially implemented.

I. The Proposal and the Supporting Statement are Motivated by a Personal Claim and Grievance of Messrs. Rowe and York against the Company, and are Designed to Result in a Benefit to Messrs. Rowe and York not Generally Shared by Other Shareholders.

Under Rule 14a-8(i)(4), a proposal is excludable if it relates to the redress of a personal grievance against the company or is designed to result in a benefit that is not shared by the shareholders at large. Messrs. Rowe and York are former non-executive management employees of the Chicago and Northwestern Railway Company ("CNW"), which the Company acquired in 1995, and are currently non-executive management employees of Union Pacific Railroad Company. Messrs. Rowe and York's proposal, in essence, complains about the impact on them of the integration of the Company's and CNW's retirement income plans, and continues a battle they have waged for years.

The origins of Messrs. Rowe and York's grievance arise out of the interrelationship between the terms of the CNW Profit Sharing and Retirement Savings Plan (the "CNW thrift plan") and the CNW pension plan prior to the Company's acquisition of CNW. The CNW thrift plan was the principal source of retirement income for CNW management employees. Benefits were payable under the CNW pension plan only after the pension benefit was offset by the full amount of employer contributions CNW could have contributed to the CNW thrift plan. In most instances, due to the generous nature of the CNW thrift plan, this resulted in a full offset of pension benefits. The Company's approach to retirement income was different, relying primarily on benefits under the Company's defined benefit pension plan. The CNW team negotiating the acquisition proposed the terms of the integration provisions, with the advice of a major Chicago law firm having an excellent reputation in employee benefits matters, in order to preserve for CNW employees after the acquisition the retirement income structure applicable to them prior to the time of the acquisition. The terms proposed by CNW, and ultimately agreed to by the Company, provided that:

- CNW employees would receive full credit for all service with and compensation from CNW for purposes of eligibility, vesting and benefit calculations under Company employee benefit plans, including the Union Pacific pension plan, thrift plan and flexible benefit plan;
- *14 • CNW employees participating in the CNW pension plan would become participants in the Union Pacific pension plan for salaried employees on the same terms as they participated in the CNW pension plan;
- The offset to pension plan benefits attributable to employer contributions to the CNW thrift plan would continue to apply to benefits under the Union Pacific pension plan.

Although the proponents now attempt to characterize this structure as harmful and discriminatory, the stated goal of the CNW negotiating team was to insure that CNW employees would not be adversely affected by the acquisition, and it was to that end they urged the above provisions. These CNW representatives, being similarly situated to the proponents, shared their interests and the interest of other CNW employees. The Company consistently communicated the terms of the employee benefit plan provisions to CNW employees as part of its transition measures. The Company distributed a weekly newsletter to CNW employees, answering their questions and conveying information of general interest about the acquisition. These newsletters frequently addressed benefit plan issues, and the newsletter dated April 17, 1995 specifically addressed the offset of CNW retirement benefits against Union Pacific pension benefits. A lengthy question and answer communication addressing benefit plan issues distributed in July 1995 also described the offset provision and provided illustrations under various factual situations. The illustrations showed that most former CNW employees would have their pension benefits, whether from the CNW pension plan in the absence of the acquisition or from the Union Pacific pension plan with the acquisition, fully offset by benefits they would receive based on employer contributions to the CNW thrift plan. The Company's human resources employees also were available to, and did, respond to individual questions concerning the integration provisions. At the time of the acquisition, less than 800 CNW employees participated in the CNW pension plan. Currently, approximately 7,000 Union Pacific employees are eligible to participate in the Union Pacific pension plan. Of these, less than 500 are former CNW employees who became Union Pacific employees in connection with the acquisition and are impacted by the agreement of which Messrs. Rowe and York complain.

Seeing a personal advantage in an alternative integration structure, Messrs. Rowe and York, together with certain other former CNW management employees, have engaged in a campaign designed to cause the Company to waive the pension offset provision originally proposed and agreed to by CNW's representatives. Since the integration of the CNW and Union Pacific benefit plans, Messrs. Rowe and York have contacted the Company on numerous occasions regarding the provisions of the CNW and Union Pacific retirement income plans and the calculation of their retirement income benefits. As a result of the inquiries of certain former CNW employees, including Mr. Rowe, in the autumn of 1997 the Company reconsidered the CNW pension plan provisions included in the acquisition agreement. Mr. Rowe participated in conference calls during which the issue was thoroughly examined. The Company ultimately decided to retain the pension plan provisions as originally agreed with the CNW representatives. The reasons for doing so indicate the many delicate employee relations issues that are involved in integrating employee benefit plans after an acquisition. The proposed change would generally increase significantly the retirement income of certain former CNW employees relative to similarly situated employees who had only worked for Union Pacific and, in some cases, other former CNW employees, and so be unfair to the adversely affected employees. Changing the provisions would be unfair to former CNW employees who terminated their employment in reliance on the terms of the acquisition agreement. The proposed waiver would allocate a portion of the Company's limited compensation resources to the disproportionate benefit of a particular group of employees. Given these and other considerations, the Company determined that the proper course was to retain the original provisions proposed by the CNW team representing the interests of the CNW employees.

*15 Apparently unsatisfied with that result, in April 1998 attorneys engaged by Mr. Rowe to represent him in connection with his "dispute" (as characterized by his attorneys) with the Company concerning benefits payable under the Union Pacific pension plan contacted the Company. Mr. York orchestrated a petition drive among former CNW employees. The petition, presented to the President of Union Pacific Railroad in August 1998, expressed yet again the unhappiness of certain former CNW management employees with the pension plan integration provisions. Mr. York sent a copy of his petition to the Company's Board of Directors, which the Board reviewed with the Company's management. Mr. York also retained attorneys (who subsequently advised the Company that they also represented other former CNW management employees) to represent him in reviewing his pension plan benefits. In October 1998, Mr. York's attorneys requested various documents and information concerning Mr. York's plan participation and benefits, which the Company has provided.

It has been several months since the Company has heard from Mr. Rowe and Mr. York's attorneys, and we cannot determine whether or not Messrs. Rowe and York intend to pursue their individual complaints through litigation. But it is clear that Messrs. Rowe and York have chosen to continue their personal crusade through the shareholder proposal process. Indeed, the Company has recently become aware of a larger scheme devised by a group purporting to represent the interests of former CNW management employees, styled the "FNWO Help Fund," to begin a campaign to bring the complaints of the disaffected CNW management employees in front of several different federal agencies, Congress and the press.

The Staff has confirmed the exclusion of shareholder proposals under Rule 14a-8(i)(4) in cases where the proponents have used the proposal process as a vehicle to redress a personal grievance against a company. For instance, in NYNEX Corporation (January 5, 1995), the Staff concurred that a proposal to credit service with an acquired business for purposes of calculating pension benefits was properly excludable under Rule 14a-8(c)(4). Other recent examples of proposals excluded under the personal grievance provision of Rule 14a-8 include Unocal Corporation (March 15, 1999); The Boeing Company (February 4, 1998); and International Business Machines Corporation (January 20, 1998) (proposal to increase pension benefits). The purpose of the personal grievance exclusion is insure that the security holder proposal process is not abused by proponents attempting to achieve personal ends that are not necessarily in the common interests of the company's shareholders. Exchange Act Release No. 20091 (August 16, 1983). The provisions of Messrs. Rowe and York's proposal and supporting statement correspond directly with the facts and circumstances of their own complaints against the Company, and the proposal is no more than an attempt to use the shareholder proposal process to redress their personal grievances with the Company. Accordingly, the proposal is properly excludable under Rule 14a-8(i)(4).

*16 Additionally, the proposal seeks to further a personal interest that is not shared by the Company's other shareholders generally. Only one sentence of the supporting statement is phrased in a manner that even attempts to relate to matters of general interest or benefit to all the Company's shareholders. The proposal is plainly designed to benefit only Messrs. Rowe and York and certain other former CNW management employees. An increase in pension benefits to those employees may in fact be contrary to the interests of the Company's shareholders because it would result in additional costs to the Company. The tangible benefits that would accrue to Messrs. Rowe and York, were their proposal to be implemented, also would not accrue as a result of their status as shareholders of the Company, but only as a result of being former employees of CNW. That status is an attribute not common to the Company's shareholders.

II. The Proposal and the Supporting Statement Deal with Matters Relating to Ordinary Business Operations.

Under Rule 14a-8(i)(7), a proposal is excludable if it deals with a matter relating to the Company's ordinary business operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at the annual meeting." Release No. 34-40018 (May 21, 1998). The Staff has consistently concurred in the omission pursuant to the ordinary business exclusion of Rule 14a-8 of proposals concerning the substance of and procedures applicable to retirement and other employee benefits on the basis that such proposals deal with matters relating to the ordinary business operations of the registrant. For example, in Lockheed Martin Corporation (February 2, 1998), the Staff concurred, pursuant to Rule 14a-8(c)(7), in Lockheed Martin's determination to exclude a shareholder proposal to count as credited service all service by participants to businesses other than Lockheed Martin if Lockheed Martin acquired that business. Other recent examples include Avery Dennison Corporation (November 29, 1999) (cost of living adjustment to pension benefits); Bell Atlantic Corporation (October 18, 1999) (equalizing management and non-management retirement benefits); Burlington Industries, Inc. (October 18, 1999) (retiree health benefits); Lucent Technologies Inc. (October 4, 1999) (equalizing deferred and service pension benefits); General Electric Company (January 25, 1999) (cost of living adjustment, minimum benefits, composition of pension trust board); and United Technologies Corporation (January 25, 1999) (cost of living adjustment).

As with each of the above examples, the proposal and supporting statement submitted by Messrs. Rowe and York, by eliminating the offset provision, essentially provide for increasing the pension benefits of some of the Company's employees and also attempt to regulate the Company's procedures in dealing with its employees in respect to their pension benefits. As such, the proposal falls squarely within the ordinary business exclusion. The Union Pacific pension plan to which the proposal and supporting statement relate is open to substantially all Union Pacific Corporation and Union Pacific Railroad non-union employees and has over 22,000 current and former employees participating, many of whom were previously employed by businesses, other than CNW, that the Company has since acquired. The appropriate treatment of employees of an acquired business for employee benefit plan purposes, particularly after the terms of the acquisition have been approved by appropriate corporate action, involves analysis which must take into account the general compensation policies of the Company, the financial impact of the benefit plan provisions, the impact on other employees and the Company's relationship with those employees, and a host of other factors. It is a "matter of complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018 (May 21, 1998).

III. The Proposal and the Supporting Statement are Vague and Misleading.

*17 Rule 14a-(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting material. The proposal is vague, and the proposal and supporting statement are misleading in that they only briefly and selectively outline Messrs. Rowe and York's complaint.

The Staff has confirmed the exclusion of shareholder proposals under Rule 14a-8(i)(3) if the proposal is vague and indefinite. See Wm. Wrigley Jr. Company (November 18, 1998) (proposal that the company adopt an employee charter); Microlog Corporation (December 22, 1994) (proposal to limit compensation if certain measurements are not met). The proposal submitted by Messrs. Rowe and York is unacceptably vague and indefinite, and should be excluded for that reason. It states that the Company shall be prohibited from "discriminating" against former CNW employees, and that repeal of the Union Pacific pension plan offset is only one part of this policy. What else is required of the Company? Messrs. Rowe and York do not say. Significantly, Messrs. Rowe and York do not suggest that the credit they received for service or compensation because of their status as former CNW employees is discriminatory. By what standard is non-discrimination to be judged in light of the many different categories of employees that make up the Union Pacific workforce? What constitutes an evasive and deceptive communication as proposed by Messrs. Rowe and York? Again, Messrs. Rowe and York provide no guidance by which shareholders can determine what they are voting on or make an informed decision.

The proposal and supporting statement repeatedly characterize the Company's actions pejoratively as discrimination, wrongly implying that offset provisions apply only to former CNW employees. It is the Company's philosophy to treat Union Pacific employees who have spent part of their careers with businesses since acquired by Union Pacific similarly to Union Pacific employees who have spent their entire career with Union Pacific. Toward that end, offset provisions are also applicable to employees of businesses other than the CNW that have been acquired by the Company. However, because of the individual characteristics of the former plans, the ultimate effect of the offsets may differ and, of course, the offset with particular reference to the CNW pension plan applies only to former CNW employees. Messrs. Rowe and York state also that former CNW employees are prevented from earning regular pension benefits and that the offsets "wipe out" future pension benefits. In fact, former CNW management employees are full participants in the UP pension plan and, although the benefits under the UP pension plan may be fully offset by benefits accrued under the former CNW plan, such was not the design and may not always be the case.

*18 Messrs. Rowe and York state that the Company and its management have been deceptive and evasive in its communications with former CNW employees. In fact, CNW employees were kept informed on the pension plan integration provisions from the early stages of the acquisition transaction, and the July 1995 material distributed to CNW employees states that "the success of the [CNW thrift plan] has resulted in balances large enough to fully offset everyone's benefits under the [CNW pension plan]" and "except for older C&NW employees, the employer account of the [CNW thrift plan] will tend to fully offset the larger UPC pre-offset benefit, as well."

Messrs. Rowe and York also compare the treatment of former CNW employees unfavorably to longstanding UP employees or newly hired employees, when in fact former CNW employees were immediately vested in and credited with prior service at CNW for purposes of Union Pacific's employee benefit plans. This is a benefit newly hired employees do not receive, and longstanding employees have earned their service credit, and a benefit not disclosed by Messrs. Rowe and York. If Messrs. Rowe and York intend that former CNW employees forfeit credit for compensation and service with CNW, they not only fail to disclose that fact, but also the fact that some former CNW employees will be worse off than under the agreed integration provisions.

The proper sanction for the vague and misleading nature of this proposal is a determination by the Staff that it will raise no objection if the proposal is omitted in its entirety from the Company's 2000 proxy materials. Allowing Messrs. Rowe and York to cure the vague and misleading aspects of the proposal and supporting statement would encourage the submission of additional proposals with little regard to accuracy or whether the Company's shareholders are able to make an informed judgment.

IV. The Proposal has been Substantially Implemented.

Rule 14a-8(i)(10) provides that a proposal may be excluded if the company has already substantially implemented the proposal. The essence of Messrs. Rowe and York's proposal and supporting statement is a prohibition on discrimination against former CNW employees. But they and other former CNW employees simply have not been discriminated against. The offset provisions of the former CNW pension plan were carried forward at the request of similarly situated and duly authorized representatives of CNW to preserve the CNW's retirement income structure. Former CNW employees were credited for their CNW service and compensation for all Union Pacific benefit plan purposes. That the application of particular provisions of Union Pacific's benefit plans may vary from employee to employee is inevitable given the size and make-up of Union Pacific's workforce, but this does not constitute discrimination. Indeed, implementing Messrs. Rowe and York's proposal could well be characterized by the Company's non-CNW employees as discriminatory. To the extent the proposal relates to the procedures by which the Company communicates with its employees, not only has the Company been forthright, but also to the extent such communications are covered by the Employee Retirement Income Security Act, that act already prohibits false or misleading communications.

Conclusion

*19 For the foregoing reasons, the Company believes that the proposal and supporting statement submitted by Messrs. Rowe and York may be omitted under Rule 14a-8. The Company requests that the Commission Staff confirm that it will not recommend enforcement proceedings if the Company omits the Proposal from its 2000 proxy materials.

Respectfully submitted,
Ellen J. Curnes

Senior Corporate Counsel

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 31, 2000

Publicly Available January 31, 2000

Re: Union Pacific Corporation

Incoming letter dated December 9, 1999

The proposal relates to prohibiting Union Pacific from discriminating against current employees formerly employed by an acquired company by not repealing a pension plan offset provision, and prohibits representatives of Union Pacific from engaging in deceptive communications with these employees concerning their pension benefits.

There appears to be some basis for your view that Union Pacific may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance or as being designed to result in a benefit to the proponents or to further a personal interest, which benefit or interest is not shared with other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if Union Pacific omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Union Pacific relies.

Sincerely,

Carolyn Sherman

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

*20 It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2000 WL 132486 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Dow Jones & Company, Inc.
Publicly Available January 24, 1994

LETTER TO SEC

December 16, 1993

Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Stockholder Proposals of Mr. Andy Zipser and Ms. Lillian Dent

Dear Sirs:
I am Deputy General Counsel of Dow Jones & Company, Inc. ("Dow Jones"), and on behalf of Dow Jones I am writing to inform you of its intention to omit from its proxy statement for its 1994 Annual Meeting of Stockholders proposals submitted by Mr. Andy Zipser and Ms. Lillian Dent, who are stockholders of Dow Jones. The proposal of Mr. Zipser is set forth in Exhibit 1 ("Proposal 1"); the proposal of Ms. Dent is set forth in Exhibit 2 ("Proposal 2," and, together with Proposal 1, the "Proposals").

Dow Jones believes that the Proposals may be omitted from its proxy statement on a number of grounds.

Background of the Proposals

The purported proponents, Mr. Zipser and Ms. Dent, are members of the Board of Directors of the Independent Association of Publishers' Employees ("IAPE"), a union that is the collective bargaining representative of nearly 2,000 employees of Dow Jones. At the time the Proposals were submitted Dow Jones and IAPE were engaged in the tenth month of negotiations over a new collective bargaining agreement to replace the one which expired on January 31, 1993; Mr. Zipser and Ms. Dent were members of the IAPE bargaining committee.

In connection with the submission of the Proposals, IAPE, not the proponents Mr. Zipser and Ms. Dent, took the following steps:

1. Published a press release concerning the Proposals on September 8, 1993 at a press conference organized by IAPE (see Exhibit 3). The headline of the press release reads as follows: "Dow Jones/Wall Street Journal Union Seeks Shareholder Vote on CEO Pay." At page 3 of the press release IAPE states: "IAPE and Dow Jones are currently in the ninth (sic) month of bargaining a new contract.... The company is demanding that the employees accept a 2% annual wage increase and substantial cuts in health care benefits." The union's attorney is quoted as follows: "It's bad business for a company to lavish pay on the top brass while demanding that employees tighten their belts." At page 4 of the press release the argument goes on as follows: "IAPE takes the position that all employees contribute to the company's success (emphasis added)";

2. Published a Bargaining Bulletin distributed widely at Dow Jones locations that states that the Proposals are designed to "turn up the heat" on Dow Jones in the pending negotiations; the Bargaining Bulletin contains a quote from IAPE's President that the Proposals seek only to recognize "that all Dow Jones employees--not just the chief executive--contribute to the bottom line" (see Exhibit 4). A related leaflet published by IAPE states, "With union members growing increasingly restive over company foot dragging at the bargaining table, IAPE officials recently

submitted [the Proposals]" (see Exhibit 5);

*2 3. Sent a letter to its officers dated September 10, 1993 referring to the Proposals as part of its campaign to "put public pressure on Dow Jones to negotiate fair contracts with its workers" (see Exhibit 6); and

4. Published in its newsletter a discussion of the Proposals, characterizing the making of the Proposals as part of an "unprecedented union publicity campaign" and as a "first volley." A photograph in the newsletter shows the officers of the Union and their attorney giving an interview to the press on the Proposals (see Exhibit 7).

The Proposals received media attention. I am attaching photocopies of articles as Exhibit a. Throughout the articles officers and agents of IAPE are quoted, relating the Proposals to their collective bargaining efforts. No statement is made by either of the purported proponents in any of the articles. [FNa1]

FNa1. In the articles union officials are reported as saying that frustration with Dow Jones' stance in negotiations led to the Proposals; IAPE's lawyer is quoted as follows: "Our message to the shareholders is that everyone should share in the benefits of increased performance, since everyone contributes to the bottom line."

Not a Proper Proponent

Dow Jones intends to omit the Proposals from its proxy materials because the proponent is, in fact, IAPE, not Mr. Zipser and Ms. Dent. As the foregoing recital of the facts makes clear, the Proposals (1) were formulated by IAPE and its attorney; (2) were published by IAPE at a press conference called and organized by IAPE [FNaa1]; and (3) arise from IAPE's goals in collective bargaining to put pressure on Dow Jones to improve its labor contract to the benefit of IAPE and its members.

FNaa1. The press release attached as Exhibit 3 lists Lowell Peterson, who is IAPE's attorney, and Ron Chen, who is IAPE's President, as the contacts for further information.

Since IAPE is the proponent, and has not met the eligibility requirement of showing adequate stock ownership under Rule 14a-8(a)(1), the Proposals may be omitted.

More than One Proposal

Even if the Proposals are proper for inclusion, the Proponent being IAPE, IAPE is entitled to include only one proposal. Rule 14a-8(a)(4).

Rule 14a-8(c)(3)

The Proposals may also be omitted because, in light of the facts recited above, it would be misleading to include the Proposals under the name of Mr. Zipser and Ms. Dent. Stockholders might be led to conclude that the Proposals are a bona fide attempt by a stockholder to redress a problem with Dow Jones' compensation of its chief executive officer. Stockholders might assume that the proponents of the Proposals are motivated by a desire to protect or enhance their investment in Dow Jones instead of their desire to gain leverage on a contract negotiation with Dow Jones's management.

Inclusion of the Proposals would abuse the process adopted by the Commission for the airing of stockholder views. By its own admission IAPE is the source of the Proposals; by its own admission and actions IAPE submitted them to affect the Company's position in collective bargaining.

*3 In this regard, the Company believes that the Proposals' defects under Rule

14a-8(c)(3) are incapable of being cured, since it is "clear that the [P] roposal[s] and supporting statement[s] in their entirety are ... misleading." Exchange Act Release No. 34-19135 (October 14, 1982, text discussing Rule 14a-8(c)(3)).

Rule 14a-8(c)(4)

The Proposals seek to address personal grievance of Mr. Zipser and Ms. Dent, directors of IAPE and members of its bargaining committee, and also a personal grievance of IAPE, i.e., inducing Dow Jones to conclude a collective bargaining agreement on terms favorable to IAPE. This end is not necessarily in the interest of Dow Jones' stockholders generally. It makes no difference that the Proposals have been drafted to appear not to be directly related to the grievance but to relate to a matter of general interest to stockholders. RCA Corporation, February 7, 1979; Armco Inc., January 29, 1980, reconsidered March 5, 1980; American Express, February 12, 1980. In fact, as in Texaco, Inc., March 18, 1993, the Proposals are nothing more than a personal grievance masquerading as an executive compensation issue. See also Cabot Corporation, December 3, 1992 and Exchange Act Release No. 34-19135 (October 14, 1982). In contrast to AMR Corporation, April 2, 1987 (neutrally worded resolutions on comparable worth includable; no clear evidence that the proposals were submitted in aid of the contract negotiations), here the supporting statements and the actions taken by IAPE betray the real motivation behind the Proposals: the Union's institutional interest in higher pay for Dow Jones employees.

Rule 14a-8(c)(7)

The Proposals, although couched in terms that would limit the chief executive officer's pay, are really part of IAPE's desire to increase pay levels of lower paid employees. As such they relate to the conduct of Dow Jones' ordinary business operations and may be excluded under Rule 14a-8(c)(7). Capital Cities Communications, Inc. (March 14, 1984).

In light of the circumstances under which the Proposals were made, it can hardly be argued that the Proposals' submission was not designed to put pressure on Dow Jones to increase the compensation of persons represented by IAPE. The statements in support of the Proposals make this abundantly clear, with their references to pay levels of employees generally, "suppressing wages," minimum salaries of reporters, and fair compensation practices (Proposal 1); union-represented employees receiving 5% wage hikes, layoffs, employees deserving the same increases as the chief executive officer, Dow Jones' proposal of 2% wage increases and medical benefit cuts (Proposal 2). CSX Transportation, February 13, 1992; The Boeing Company, December 2, 1992. AMR Corporation, April 2, 1987, again is distinguishable because in that instance there was no clear evidence that the proposal was intended to influence contract negotiations.

In all of these respects the Proposals suffer from defects not found in the proposal reviewed and found includable in Baltimore Gas and Electric Company, February 13, 1992. [FNa2] Here, the supporting statements, in their references to what "the competition" pays to non-management employees, to "suppressing wages for most employees," to Dow Jones "insist[ing] that employees accept pay increases of about 2%," betray the purpose of the Proposals to be to increase the compensation of non-management employees, precisely what Mr. Zipser, Ms. Dent and IAPE were seeking to achieve in collective bargaining.

FNa2. It is this writer's belief that the reason the Proposals relate only to the chief executive officer's compensation, and not to executive compensation generally, is that the Proposals were submitted to put pressure on the most "public" person at Dow Jones and the one ultimately responsible for any collective bargaining agreement. IAPE cares not at all about executive compensation generally. This being so, the Commission's change of position on executive compensation proposals announced in Baltimore Gas and Electric in 1992 is inapplicable here. Furthermore, the SEC should, in light of its changed position, guard even more carefully against the manipulation of executive compensation proposals by parties such as IAPE.

*4 Collective bargaining is part of the conduct of an issuer's ordinary business operations. Inclusion of the Proposals in the Company's proxy statement would mock not only the Commission's rules but also the collective bargaining process itself.

Very truly yours,
David E. Moran

DOW JONES & COMPANY, INC.

200 Liberty Street

New York, N.Y. 10281

ENCLOSURE

Shareholder Proposal

RESOLVED that the shareholders of Dow Jones recommend that the Board of Directors adopt a compensation policy in which the cash and non-cash compensation of the Chief Executive Officer shall not exceed 20 times the average individual compensation of the non-officer employees of Dow Jones.

Statement in Support

In 1992, the compensation of the Chief Executive Officer was about 40 times the salary of the average Dow Jones full-time employee. He was paid more than 100 times the lowest full-time salary. Pay disparities that enormous make a mockery of fair compensation practices, and destroy employee morale.

At the same time, many non-management employees earn significantly less than what the competition pays. The minimum salary for a baker at the New York Times cafeteria, for example, is higher than the minimum salary for a Wall Street Journal reporter. At the same time, according to the Wall Street Journal itself, Dow Jones' CEO was paid fully $377,600 more in direct compensation than was the Times' top executive in 1992, and nearly $550,000 more than the head of Knight-Ridder.

All employees contribute to the success of Dow Jones--the reporters, editors, technicians, sales representatives, secretaries, clerks, accountants, press operators, and others. Without the dedication, skill, and hard work of the thousands of people employed by the company, income and dividends would not exist. No employee contributes 40 times as much to the bottom line as the average employee--or 100 times the lower-paid.

Not only fairness is at stake. No company can prosper by lavishing pay on top management while suppressing wages for most employees. The best, hardest-working employees will be the first to leave. Ultimately, it is the shareholders who will suffer from the drop in employee talent and morale.

ENCLOSURE

Shareholder Proposal

RESOLVED that the shareholders of Dow Jones recommend that the Board of Directors adopt a compensation policy in which the cash and non-cash compensation of the Chief

Executive Officer shall not increase by a percentage which is greater than the average percentage increase in compensation paid to the non-officer employees of Dow Jones over the same period.

Statement in support of increase

The Board's Compensation Committee justified its grant of substantial increases in the compensation paid to senior management in 1992 by pointing to Dow Jones' "considerably improved" performance. All of the employees of Dow Jones contributed to that improved performance--the people who gathered, wrote, and edited the news; who developed, operated, and maintained the company's increasingly sophisticated communication and production equipment; who brought in revenue by selling advertising and subscriptions; and who kept the organization working efficiently. Without the dedication, skill, and hard work of the thousands of people who are employed by the company, income and dividends would have dropped.

Dow Jones' CEO was paid fully 21.2% more in salary and bonus in 1992 than in 1991, and he received $861,063 in restricted stock awards that year. (The value of any 1991 award was not disclosed). Most union-represented employees at Dow Jones got 5% wage hikes (and no stock awards). Although preliminary figures indicate that 1993 performance is significantly better than 1992, ??

ENCLOSURE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Dow Jones & Company, Inc.

Shareholder proposal of Andy Zipser

Dear Sir or Madam:
I am the proponent of a shareholder proposal which I'm seeking to have included on the 1994 proxy statement of Dow Jones & Company, Inc. David Moran, Vice President/Law and Deputy General Counsel of Dow Jones, has sent the Commission a letter dated December 16, 1993 stating that Dow Jones intends to exclude that proposal from the proxy statement.

Dow Jones is attempting to color my proposal as a part of some "nonshareholder" conspiracy and to portray me as a front for the principal conspirators, namely, the Independent Association of Publishers' Employees ("IAPE"). In fact, I am a Dow Jones shareholder. I believe my proposal has independent merit and I believe it should be addressed by all shareholders. The fact that I am also an employee of the company and an officer of its union should not disenfranchise me--or, more importantly, the shareholders who have a right to vote on proposals related to executive compensation.

Specifically, my proposal would limit the CEO's total compensation to 20 times the average employee's pay. I had thought, given the Commission's policy shift in 1992, that there could be no question that such a proposal would be includable, Baltimore Gas and Electric (February 13, 1992). Yet Dow Jones seeks to avoid this clarified position by obfuscating a relatively straightforward proposal.

Dow Jones' central argument is that my proposal is a thinly-veiled attempt to put pressure on Dow Jones during collective bargaining with IAPE, which represents about 2000 Dow Jones employees in the United States and Canada. Yet IAPE and Dow Jones reached agreement on the terms of a new collective bargaining agreement in October 1993, and IAPE's membership has already ratified the agreement. The agreement sets the minimum wages and wage increases for all 2000 IAPE-represented employees through 1995. Therefore, it would be impossible for my proposal, which would be voted on in 1994, to have any effect on negotiations.

Furthermore, my proposal would have no effect on employee compensation. Regardless of the total compensation received by Dow Jones' CEO, the compensation paid to IAPE-represented employees is set by the collective bargaining agreement. Therefore, should the shareholders approve my proposal, and should the Dow Jones Board of Directors decide to carry it out, the effect would be entirely upon the CEO's pay, and not employee pay. (Indeed, even if contract talks had not concluded last October, no one would be so bold as to think that the Board would double the pay of Dow Jones' 10,000-plus employees, of which IAPE represents only 20%, simply to pay the CEO at his current rate. To the contrary, the only realistic assumption would be that the CEO's pay would be reduced.)

One more point should be made on this issue. My proposal recommends tying CEO pay to average employee pay. IAPE represents only 20% of Dow Jones' employees, so there is no direct connection between the pay received by the average Dow Jones employee and by the average IAPE-represented employee.

Having addressed the core of Dow Jones' argument, perhaps I should touch on the specifics. First, Dow Jones states that I am not the proper proponent of the proposal under Rule 14a-8(a)(1) because IAPE was involved in preparing and publicizing it. This assertion is frivolous. I am the proponent, and even Dow Jones has conceded that I own the requisite shares. The fact that I am also an IAPE officer, and that IAPE supported my proposal, does not make IAPE the "real" proponent. Nothing in the regulations invites the Commission on this quixotic quest for the "real" proponent, which at its extreme means only hermits with no institutional connection would be allowed to stand--alone--on shareholders' proposals.

Next, Dow Jones asserts that listing me as the proponent would be "misleading" under Rule 14a-8(c)(3) because, again, I am simply a front for the union. I have been consistently identified as the proponent of this proposal. I have been quoted extensively in the publicity materials and participated fully in all of the activities cited by the company. Indeed, I drafted much of the material provided to the Commission by Dow Jones to support its contentions.

In any event, Dow Jones has the opportunity to include a statement in opposition to my proposal, and would certainly be free to identify me as an IAPE officer in that statement.

Dow Jones also alleges that my proposal seeks to address "personal grievances" within the meaning of Rule 14a-8(a)(4). Dow Jones' letter cites the no-action letter which decisively refutes the company's argument: AMR Corporation (April 2, 1987). AMR presented almost identical arguments to those advanced by Dow Jones, and the Commission rejected the arguments out of hand. Indeed, in AMR, the flight attendants union actively supported the shareholder proposals at issue, even distributing a great deal of material that connected the union's shareholder activism with a "multi-dimensional campaign to pressure management during our upcoming contract negotiations." AMR and the union were actively negotiating precisely the issues addressed by the shareholder proposals--a comparable worth pay policy and employee safety concerns. (Here, IAPE made no effort to negotiate the CEO's pay raise or the level of his total compensation.) In any event, the negotiations in AMR were ongoing; here, they have concluded. Even if AMR had come out the other way, I still would have no "personal grievance"; my pay has been set until 1995, and could not possibly be affected by my resolution.

The other Commission no-action letters cited by Dow Jones are completely off the mark. The "personal grievances" involved in those matters included the well-known efforts of Synanon to punish NBC for an unfavorable story about that organization; the shareholder proposal was framed in broad terms such as "First Amendment guarantees" and "responsible broadcasting". RCA Corporation (February 7, 1979). Armco (January 29, 1980) and American Express (February 12, 1980) involved two of the many efforts of Evelyn Y. Davis to make corporate boards and officers jump through various hoops, often because of perceived slights against her activism by certain officers. (Ironically, Ms. Davis' proposals often appear on Dow Jones proxy statements.)

In Texaco, Inc. (March 18, 1993), the proponent had been engaged in a running feud with the corporation because of his concern that many of the corporation's actions placed him at a competitive disadvantage with company-owned retailers. The proponent had advanced on many fronts, including multiple pieces of litigation, retailer surveys, profuse correspondence with corporate officers, and so forth. Although his proposal would have recommended limits on the compensation paid to executives and consultants to a multiple of the lowest pay, his real goals were to continue to harass management and to increase the costs of company-owned retailers (thereby reducing their competitive advantage with his independently-owned outlet). I have no such indirect motives or personal grievances. I'm simply seeking to link this CEO's pay with average pay because I think this is an effective way to set CEO pay; I have no personal grudges or long-standing disputes to settle, and my pay would be unaffected by the outcome of the shareholder vote.

In Cabot Corporation (December 3, 1992), the proponent had sued the corporation over some unrelated issue and settled, but apparently sought to obtain additional money from the corporation's director personally. Accordingly, he proposed a resolution which would have revised the limits on directors' liability. This obvious attempt to expand the pool of money from which the proponent could collect through litigation has no relevance to my proposals.

The other no-action letters cited by Dow Jones are off point. In Capital Cities Communications, Inc. (March 13, 1984), the proposals addressed the minutiae of ongoing labor relations matters and requested detailed intervention into a wide variety of particular issues (e.g., by restricting statements made by corporate representatives about the union's pension plan, affecting selection of the law firm doing collective bargaining on the corporation's behalf, and requiring detailed reports on the corporation's labor policies). CSX Corporation (February 13, 1992) and The Boeing Company (December 2, 1992) involved resolutions recommending creation of Employee Stock Option Plans. Thus, the proposals directly addressed creation of particular employee benefits, which my proposal most certainly does not.

In summary, Dow Jones has sought to obfuscate the issues. I exercised my right as a shareholder to propose a resolution. My proposal unequivocally addresses executive compensation and therefore should be included in the company's proxy statement. The fact that my union, IAPE, supported these proposals does not render them excludable.

Very truly yours,
Andy Zipser

SEC LETTER

1934 Act / s -- / Rule 14a-8

January 24, 1994

Publicly Available January 24, 1994

Re: Dow Jones & Company, Inc. (the "Company")

Incoming letter dated December 8, 1993

The proposal recommends that the board of directors adopt a policy whereby increases in the compensation of the ceo shall be no greater than the increases in the compensation of non-officer employees.

There appears to be some basis for your view that the proposal relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(c)(4). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Amy Bowerman Freed

Special Counsel

Securities and Exchange Commission (S.E.C.)

1994 WL 246196 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 COM/Energy Services Company
Publicly Available February 14, 1997

LETTER TO SEC

January 8, 1997

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20456-1004

Re: Shareholder Proposal and Form of Proxy of Dr. Morton Kliman

(Proxy Materials of Commonwealth Energy System)

Dear Sir/Madam:
Pursuant to Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934 (the "1934 Act"), enclosed herewith please find six copies of the following items:

1. The proposal and supporting statement of Dr. Morton Kliman, Dated April 2, 1996, submitted for inclusion in the 1997 proxy Materials of Commonwealth Energy System ("COM/Energy").
2. A statement, including an opinion of counsel, which sets forth the reasons supporting COM/Energy's determination that the aforementioned proposal and supporting statement may be omitted from COM/Energy's 1997 proxy statement and form of proxy.

In accordance with Rule 14a-8(d) a copy of this letter and the enclosed materials has been provided to Dr. Kliman, together with a notification of COM/Energy's intention to omit the above-referenced proposal (and supporting statement) from the 1997 COM/Energy proxy statement and form of proxy.

COM/Energy anticipates filing definitive copies of its 1997 proxy statement and form of proxy with the Commission (pursuant to Rule 14a - 6 of the 1934 Act) on April 4, 1997, and therefore COM/Energy looks forward to the Commission's response in this regard.

Very truly yours,
Timothy N. Cronin

Senior Attorney

COM/ENERGY SERVICES COMPANY

One Main Street

Post Office Box 9150

Cambridge, Massachusetts 02142-9150

Telephone (617) 225-4000

ENCLOSURE

January 8, 1997

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20456-1004

Re: Statement and Opinion of Counsel

Shareholder Proposal of Dr. Morton Kliman

(Proxy Materials and Form of Proxy of Commonwealth Energy System)

Dear Sir/Madam:

The following statement and opinion of counsel is submitted in furtherance of the intention of Commonwealth Energy System ("COM/Energy") to omit the proposal and supporting statement, dated April 2, 1996 (the "Proposal") and submitted by Dr. Morton Kliman (the "Proponent"), from the 1997 proxy materials and form of proxy of COM/Energy ("the Proxy Materials").

This Proposal, if adopted, would limit the rate of increase in the "salary, benefits and other perquisites" of the "top 150 officers and employees" of COM/Energy to "the annual rate of increase in cash or stock cash dividends paid to common stock holders." The Proposal further states that "there are to be no exceptions or waivers to this rule."

COM/Energy hereby notifies the Securities and Exchange Commission (the "Commission") and the Proponent of COM/Energy's intention to omit the Proposal from the COM/Energy Proxy Materials for the reasons set forth below. COM/Energy respectfully requests that the Commission concur with COM/Energy's determination that COM/Energy may properly omit the Proposal from its Proxy Materials, and further respectfully requests that the Commission advise COM/Energy that no enforcement action will be taken if COM/Energy so omits the Proposal. To the extent that this letter relates to matters of law, this letter should be deemed to be the supporting opinion of counsel required by Rule 14a-8(d)(4). COM/Energy believes that the Proposal may be properly omitted from the Proxy Materials for the following reasons:

*2 1. The Proposal Relates to Specific Amounts of Cash or Stock Dividends (Rule 14a-8(c)(13) under the Securities Exchange Act of 1934)

Rule 14a-8(c)(13) provides that a proposal may be properly omitted to the extent that proposal relates to specific amounts of cash or stock dividends. The Proposal seeks to tie the rate of dividend increase to the rate of increase in the compensation of certain executives and employees of the System. While the Proposal does not specify the amount of dividend, the Proposal would have the effect of determining COM/Energy's dividend policy, by specifying a formula for the payment of dividends: this formula would be the linkage between the dividend and the amount of executive compensation. The Commission has permitted a registrant to omit a similar proposal under Rule 14a-8(c)(13) (Delmarva Power and Light Company, SEC No Action Letter dated February 21, 1995). Consequently, COM/Energy believes that the Proposal may be properly omitted from the Proxy Materials pursuant to rule 14a-8(c)(13).

2. The Proposal Is, Under Massachusetts Law, Not a Proper Subject for Action by Security Holders (Rule 14a-8(c)(1))

COM/Energy believes that the Proposal may be properly omitted from the Proxy Materials under Rule 14a-8(c)(1), which provides that a registrant may omit a proposal from its proxy materials if the proposal is, under the laws of the registrant's domicile, not a proper subject for action by shareholders.

COM/Energy is a Massachusetts trust, organized pursuant to a Declaration of Trust dated December 31, 1926, as amended (see copy attached). Section 14 of the Declaration of Trust provides that the Trustees fix the compensation and terms of employment of, among others, the officers and employees of the trust. Likewise, Section 9 of the Declaration of Trust states that "the Trustees may from time to time in their discretion declare cash dividends out of earned surplus of the trust..." There is no provision allowing delegation of these rights and obligations to shareholders. The Trust provisions are enforceable, and such enforceability is recognized as a matter of state law (hence the Declaration of Trust is required by statute to be filed with the office of the Secretary of the Commonwealth; see Mass. Gen. Laws c 182, section 2) (copy attached).

Effectuation of the Proposal, therefore, would require an amendment to the Declaration of Trust, which is predicated upon obtaining the specific consent of the holders of a majority of outstanding shares (in accordance with Section 44 of the Declaration of Trust). Where (as here) a trust instrument specifies the power and method of modification (of the trust terms), Massachusetts law requires that the same "must be exercised in strict conformity to its terms." Fogelin v. Nordblum, 402 Mass. 218 (1988), citing Phelps v. State Street Trust Co., 330 Mass. 511 (1953). Therefore, in order to effectuate the Proposal, the Proponent is required first to seek an appropriate amendment to the terms of the Declaration of Trust (which would modify the aforementioned Trust provisions). The Proposal suggests no such amendment, and instead proposes action by shareholders (i.e. the establishment of dividend rates) on a matter which is expressly reserved to the discretion of the COM/Energy Trustees. Therefore, the proposal is not a proper subject for action by shareholders under Massachusetts law, and COM/Energy believes that the Proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(c)(1).

*3 3. The Proposal Contains False and Misleading Statements (Rule 14a-8(c)(3))

The Proposal is false and misleading, in that it seeks to limit the salaries, benefits and perquisites of "the top 150 officers and employess of said CES..." In fact, COM/Energy has only six officers, and has no employees at all. As stated above, COM/Energy is a Massachusetts trust, and is an exempt public utility holding company under the provisions of the Public Utility Holding Company Act of 1935. COM/Energy has investments in four operating public utility companies (all located in Massachusetts), as well as interests in other utility and non-regulated companies. The four aforementioned public utilities (which are wholly-owned subsidiaries of COM/Energy), and aforementioned utility and non-regulated companies, do in fact have officers and employees. However, the Proposal only references officers and employees of COM/Energy, and it is not clear if the Proponent is suggesting that officers and employess of some or all of the other entities described above are also to be the subject of the action described in the Proposal. COM/Energy believes that the Proposal is so inherently vague and indefinite in this regard, that neither the shareholders voting on the Proposal, nor COM/Energy in implementing the Proposal, would be able to determine with reasonable certainty the specific actions or measures the Proposal requires. In light of the foregoing, the Proposal is false and misleading within the meaning of Rule 14a-9 (see Philadelphia Electric Company, SEC Letter dated July 30, 1992), and therefore may be omitted from the Proxy Materials pursuant to Rule 14a-8(c)(3).

Conclusion

COM/Energy believes that the Proposal is properly excludable from the Proxy Materials under Rules 14a-8(c)(13), 14a-8(c)(1) and 14a-8(c)(3), or any of these (specified) Rules. COM/Energy hereby requests confirmation that the Commission will not take enforcement action if COM/Energy omits the Proposal from the Proxy

Materials.

I would be pleased to provide such further information in this regard as the Commission may require.

Very truly yours,
Timothy N. Cronin

Senior Attorney

ENCLOSURE

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDERS PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

*4 Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commissions no-action responses to rule 14a-8(d) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement action , does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material. The Commission staff's role in the shareholder process is explained further in this statement of the Division's Informal Procedures for Shareholder Proposals.

SEC LETTER

1934 Act / s -- / Rule 14A-8

February 14, 1997

Publicly Available February 14, 1997

Re: COM/Energy Services Company (the "Company")

Incoming letter dated January 8, 1997

The proposal requests that the Company tie increases in compensation to the rate of increase in dividends paid to common stock holders.

There appears to be some basis for your view that the proposal may be excluded pursuant to rule 14a-8(c)(13). Accordingly, the Division will not recommend enforcement action to the Commission if the proposal is excluded from the Company's proxy materials pursuant to that rule. In reaching a position, the staff has found it unnecessary to reach the alternative bases for omission upon which the Company relies.

Sincerely,

Frank G. Zarb, Jr.

Special Counsel

Securities and Exchange Commission (S.E.C.)

1997 WL 63981 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Central Vermont Public Service Corporation
Publicly Available November 30, 1995

LETTER TO SEC

November 21, 1995

Office of the Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")--Shareholder Proposal Submitted by Mr. Pearce H. Shanks, Jr. for Inclusion in Central Vermont Public Service Corporation's 1996 Proxy Statement

Dear Sir or Madam:

Central Vermont Public Service Corporation (the "Company" or "CVPS") has received from Mr. Pearce H. Shanks, Jr., a stockholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials for its 1996 Annual Meeting of Stockholders.

On behalf of CVPS, a Vermont corporation, and pursuant to Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934, as amended, we hereby request confirmation that the staff of the Office of the Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes the proposal submitted by Mr. Pearce H. Shanks from the proxy statement and form of proxy for the Company's 1996 Annual Meeting of Shareholders.

In accordance with Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended, we are furnishing you with six copies of this letter, which sets forth the reasons why the Company deems the omission of the Proposal from its proxy material to be proper, and six copies of the Proposal and its supporting statement. Pursuant to Rule 14a-8(d), a copy of this letter is being sent to Mr. Shanks.

The Proposal in its entirety reads as follows: "Resolved: That the Board of Directors be advised to reduce all executive salaries by 25% and freeze all bonus, stock options until the Company has returned to a sound financial position the the [sic] full dividend has been restored to 35.5¢ a quarter."

The Company intends, based on our opinion set forth herein, to omit the Proposal for six reasons: (i) the Proposal relates to a specific amount of cash dividends and therefore may be omitted under Rule 14a-8(c)(13); (ii) the Proposal "deals with a matter that is beyond the [Company's] power to effectuate" and therefore may be omitted under Rule 14a-8(c)(6); (iii) the Proposal, if implemented, would require the Company to violate Vermont law and may therefore be omitted under Rule 14a-8(c)(2); (iv) the Proposal is misleading within the meaning of Rule 14a-9 and therefore may be omitted under Rule 14a-8(c)(3); (v) the Proposal relates "to the conduct of the ordinary business operations" of the Company and may therefore be omitted under Rule 14a-8(c)(7); and (vi) the Proposal is, under Vermont law, not a proper subject for action by security holders and may therefore be omitted under

Rule 14a-8(c)(1).

To the extent the matters herein are based on matters of law, the discussion in this letter constitutes the opinion of this firm as counsel to this Company.

(i) The Proposal May Be Excluded Because It Relates to Specific Amounts of Cash Dividends (Rule 14a-8(c)(13))

*2 Rule 14a-8(c)(13) permits the exclusion of a shareholder proposal if the proposal relates to specific amounts of cash or stock dividends. The Staff has consistently permitted the exclusion of proposals that provide for restoring or raising a corporation's dividend level either by a specific dollar amount or according to a formula. See, e.g., Pacific Gas and Electric Co. (Dec. 11, 1989) (proposal that related to restoration of a dividend of $1.92 per share properly excludable under 14a-8(c)(13)). The Staff has also uniformly permitted the exclusion of proposals that seek to tie executive compensation and stock option plans to specific dividend goals.

For example, in Banknorth Group, Inc. (Jan 20. 1995), the Staff permitted the exclusion of a virtually identical shareholder proposal based on 14a-8(c)(813). The Banknorth proposal requested that the Board freeze incentive-based compensation for the Company's officers as long as the dividend remained below $1.08 per share. See also Echlin, Inc. (Oct. 16, 1995) (proposal recommending that board halt remuneration or award of any incentive compensation or other profit sharing plan until cash dividend was increased by 50% properly excludable under 14a-8(c)(13)); UJB Financial Corporation (Mar. 4, 1994) (permitting exclusion of proposal to freeze or downsize executive compensation for the sole purpose of restoring specific dividend amount); Unisys Corp. (Jan. 24, 1994) (exclusion under 14a-8(c)(13) permitted for proposal that limited compensation of inside directors to $1.00 per year until $1.00 per share dividend restored); Pacific Gas and Electric Co. (Dec. 11, 1989) (proposal that related to restoration of dividend of $1.92 per share properly excludable under 14a-8(c)(13)); Citicorp (Feb. 22, 1988) (proposal that related to increasing dividend ratio from previous year and increasing dividends yearly at rate that would maintain yield of at least 4.5%-5.5% properly excludable under 14a-8(C)(13)); Exxon Corp. (Feb 2, 1987) (proposal that related to increasing dividend payout ratio from previous year and increasing dividends yearly by at least 10% properly excludable under 14a-8(c)(13)); and Florida Power & Light Co. (Jan. 18, 1983) (proposal that related to amendment of company's constitution and Bylaws to require Board to declare variable dividend rate equivalent to 75% of a profitable earnings per share properly excludable under 14a-8(c)(13)).

The Proposal seeks to create a direct link between executive compensation and a specific dividend level, thereby exerting an improper and coercive influence over the Board's exercise of its discretion in matters of executive compensation. Under applicable Vermont law and the Company's Articles of Association and Bylaws, the Board is vested with complete discretion in matters relating to executive compensation. To attract new employees, or to retain current employees, companies establish executive salaries at competitive levels, and commonly offer some form of incentive compensation. Stock options are often superior to other forms of compensation from the point of view of cash flow, capitalization and impact on earnings. Moreover, stock-based forms of compensation provide corporate boards of directors with a valuable tool for linking management and shareholder interests, thereby encouraging maximization of shareholder value. In an increasingly competitive market for qualified personnel, competitive salary levels and incentive programs such as stock options and performance bonuses enable regulated entities such as CVPS to compete for and retain talented management.

*3 The Proposal effectively eliminates the Board's discretion in matters of executive compensation until a specified dividend level has been achieved. To regain its discretionary authority the Board would be forced to raise the dividend level to

$.355. However, such an action could result in a direct conflict with the Board's countervailing fiduciary duty to set a dividend level that is prudent and warranted by Company's overall financial circumstances and prospects. This duty, coupled with the uncertainties created by the significant changes occurring in the electric utility industry generally, could preclude the Company from fairly compensating its senior management for an indefinite period of time. This uncertainty would directly and adversely affect the Company's ability to attract and retain capable executives at an important time in the Company's history.

This "quid pro quo" Proposal, which makes certain forms compensation dependent on a specific dividend disbursement, conflicts directly with Rule 14a-8(c)(13)' s prohibition on shareholder proposals seeking specific dividends. By attempting to disguise the Proposal as a referendum on executive compensation, the Proponent seeks to do indirectly what he may not do directly. If the Staff allows the Proponent to circumvent Rule 14a-8(c)(13) and circumscribe the Board's authority and discretion in this manner, it is predictable that in the future other proposals will follow which seek to tie specific dividend levels to other powers, in effect nullifying the Rule's prohibition on shareholder proposals mandating specific dividends. Based on the clear language of Rule 14a-8(c)(13) and the well-established position of the Staff, the Company believes that the Proposal may be omitted under Rule 14a-8(c)(13).

(ii) and (iii) The Proposal May Be Excluded Because It Deals With a Matter That Is Beyond the Registrant's Power to Effectuate and Because It would Require the Company to Violate Vermont Law (Rules 14a-8(c)(2) and 14a-8(c)(6)).

Rule 14a-8(c)(6) permits a company to exclude a proposal if it deals with a matter that is beyond the corporation's power to effectuate. Rule 14a-8(c)(2) permits the exclusion of a proposal which, if implemented, would require the registrant to violate state law. By prohibiting the Company from granting bonuses, stock options, or paying more than 75% of current salaries until the Company has "returned to a sound financial condition" and the dividend level reaches $.355 per share, the Proposal may require the Company to breach certain employment obligations in violation of Vermont law, and, thus is beyond the Company's power to effectuate.

The Staff has under analogous circumstances, permitted the exclusion of proposals that would have required the breach of employment contracts. See, e.g., Pico Products (Sep. 23, 1992) (proposal that would restrict annual individual officer or director compensation for fiscal 1993 to $50,000 unless company has an operating profit, in which case total for all officers and directors would be capped at 20% of pre-tax profits excludable under 14a-8(c)(2) and c(6)); Lorimar Telepictures Corp. (Jul. 7, 1987) (proposal that would rescind company's contractual obligations to issue options under terms of its Stock Option Agreement excludable under 14a-8(c)(6)); Mobil Corp. (Feb. 20, 1985) (proposal calling for unilateral breach of company's contractual commitment would violate Delaware law and is excludable under 14a-8(c)(2)); and Brunswick Corp. (Jan. 31, 1983) (proposal that would cancel "golden parachute" employment contracts and would involve violation of state law excludable under 14a-8(c)(2)). See also Growth Stock Outlook Trust Inc. (Mar. 1, 1990) (proposal that Trust unilaterally revise an investment advisor fee agreement excludable under Rule 14a-8(c)(6)).

*4 The breach of a contract by a Vermont corporation violates Vermont law and monetary damages may be awarded. See Cheever v. Albro, 138 VT 566, 421 A.2d 1287 (1980). If adopted, the Proposal could cause the Company to breach certain contractual employment obligations unless the Company is "returned to a sound financial position" and the dividend level reaches $.355 per share. The Proposal makes no allowance for honoring existing obligations (whether accrued or contingent) and arguably imposes a flat ban on future bonuses and stock options, as well as a 25% reduction in executive salaries, until the stated conditions have been met. The Company's existing compensation arrangements are governed by their terms, and the

Company does not have the legal power to unilaterally modify its contractual obligations. To do so would constitute a breach of contract in violation of applicable law.

In addition to potentially resulting in the breach of certain contractual employment obligations and violation of applicable law, the Proposal is so vague and broadly worded that it would be beyond the Company's power to effectuate, and is therefore excludable under Rule 14a-8(c)(6). The requirement that salaries be reduced and bonuses and options be frozen until the Company has "returned to a sound financial position" is nothing more than a general expression of a broad concept that is without definition or specific content. The term "sound financial position" is not a legal or accounting term of art with any quantifiable standards. If the Proposal were adopted, the Board of Directors of the Company could never be certain that the "sound financial position" test had been met, as such a determination is inherently subjective, absent any firm standards of measurement.

Indeed, the Company should be viewed as being in a sound financial position at the present time. For example, its debt securities are investment grade; it is earning a net profit from its business operations; a wide spectrum of parties grant credit to the Company; it is making payments when due to its suppliers, vendors and service providers; it is paying when due the stated dividends on its outstanding preferred stock; and, while it has reduced the quarterly dividend level, it is still paying a dividend on its common stock. That Mr. Shanks, under these circumstances, believes that the Company is not in a "sound financial position" underscores the inherent ambiguity and subjectivity of the Proposal.

In addition, given the significant changes occurring in the electric utility industry it is unlikely that dividend levels will return to their former levels for some time--regardless of how "sound" the Company's financial position may be. As such, Mr. Shanks' proposal is rendered even more vague because even assuming that the Company's Board of Directors knew what is "sound financial position", there is no assurance that attaining that standard could, let alone should, result in the restoration of the Company's historic dividend level.

*5 The Proposal is also ambiguous as to the precise nature of the restraint it seeks to impose upon the award and payment of stock options and bonuses. Does "freezing" stock options prohibit all future award or payment of stock options and bonuses, even as to past services? Does it prohibit all future award or payment of stock options and bonuses, but only as to services rendered to the Company after adoption of the Proposal? Does the Proposal "freeze" awards of stock options and bonuses at no more than that paid or awarded in 1995 for 1994 services? Or does it "freeze" awards of stock options and bonuses at no more than that paid or awarded in 1996 for 1995 services? These inherent ambiguities render the Proposal impossible to implement.

Because the Company cannot implement the Proposal without being exposed to the risk of violating applicable law, and because of the inherent ambiguity created by the vague and overbroad language of the Proposal itself, the Company believes that the Proposal may be omitted pursuant to the provisions of Rules 14a-8(c)(6) and 14a-8(c)(2).

(vi) The Proposal is Excludable Because It Is Misleading and Therefore is Contrary to the Commission's Proxy Rules (Rules 14a-8(c)(3) and 14a-9)

Rule 14a-8(c)(3) permits the exclusion of a shareholder proposal if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials."

Under 14a-8(c)(3), the Staff has previously concurred with the omission of proposals where: "... neither shareholders voting upon the proposal nor the Company would be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposals were implemented. Consequently, we believe that the proposal may be misleading in that any action ultimately taken upon the implementation of the proposal could be quite different from the type of action envisioned by the Shareholders at the time their votes were cast." Southeast Banking Corp. (February 8, 1982). See also Sears, Roebuck & Company (January 31, 1990).

The Proposal at issue suffers from a similar defect in that it is so vague and broadly worded that shareholders will not understand what is meant by the Company being "returned to a sound financial position", nor by what is meant to "freeze" bonuses and stock options. Shareholders voting on the Proposal could be confused and misled by such subjective and ambiguous terminology. In order to avoid a violation of Rule 14a-9, the Company should be permitted to omit the Proposal.

(v) The Proposal is Excludable Because It Deals With a Matter Relating to the Conduct of the Ordinary Business Operations of the Registrant (Rule 14a-8(c)(7))

Rule 14a-8(c)(7) permits a company to omit a proposal if it relates "to the conduct of the ordinary business operations of the registrant." The Company believes the Proposal is defective under Rule 14a-8(c)(7) for several reasons. First, the 25% reduction in executive salaries applies to all "executives" and is not limited to senior executives or Board members. Second, the proposal seeks a "freeze on all bonuses, stock options," presumably without regard to the employees' status as a senior executive. This aspect of the proposal could easily impact any CVPS employee participating in or eligible for an incentive plan.

*6 As the Staff has stated previously, "as a general rule, the staff views proposals directed at a company's employment policies and practices with respect to its non-executive workforce to be uniquely matters relating to the conduct of the company's ordinary business operations. Examples of the categories of proposals that have been deemed to be excludable on that basis are ... general compensation issues not focused on senior executives ...." Cracker Barrel Old Country Store, Inc. (Oct. 13, 1992) (emphasis added). Thus, proposals not limited to senior executive compensation may be omitted since compensation matters are within the realm of a company's ordinary business operations. See, e.g., Occidental Petroleum Corp. (Jan 6, 1993) (proposal recommending that "any annual bonuses, incentives, and stock options be abolished" excludable on 14a-8(c)(7) grounds unless it relates only to executive officers); Gerber Products Co. (Apr. 29, 1992) (proposal to phase out current executive incentive plans and initiate new long term incentive plans excludable on 14a-8(c)(7) grounds unless it relates only to director and executive officer incentive compensation).

The Proposal requests that the Board "reduce all executive salaries by 25% and freeze all bonuses, stock options, until the Company has returned to a sound financial position" and "the full dividend has been restored to $.355 per quarter." The Proposal is excludable from the Company's proxy statement because it attempts to regulate the compensation of all of the Company's executives, not merely that of its senior executives. As with many large companies, CVPS has numerous employees with officer and assistant officer titles who might be deemed "executives" within the meaning of the Proposal.

Finally, although the supporting statement refers to "officers and executives earning more than $100,000", the Proposal itself is in no way limited to the category of senior executives. The Staff has permitted the exclusion of proposals where it was unclear whether the proposal affected the compensation of senior executives and directors or a broader class of employees. For example, in Mesa Inc. (Mar. 9, 1993), the Staff permitted the exclusion, based on 14a-8(c)(7), of a proposal regarding a salary ceiling for employees and consultants because it was unclear whether the proposal was directed at compensation for executive officers and directors or related to general compensation policy. See also Occidental Petroleum Co., supra; Gerber Products Co., supra. At a minimum, the Proposal's focus is ambiguous. Its broad wording, which refers to all "executives" and "all bonus and stock options," seems to reach well beyond senior executive officers and directors and is therefore excludable under 14a-8(c)(7).

(vi) The Proposal Is Excludable Because It Is Not the Proper Subject For Action by Shareholders (Rule 14a-8(c)(1))

Rule 14a-8(c)(1) permits exclusion of shareholder proposals which are not the proper subject for action by shareholders. The Proposal is excludable under Rule 14a-8(c)(1) because it usurps the Board's authority to regulate the amount and timing of dividends to shareholders. Vermont's corporations statute grants the Board absolute authority over decisions regarding distributions to shareholders and imposes sanctions on directors for authorizing improper distributions. 11A V.S.A. § § 6.40 and 8.33. Consistent with this, the Company's Bylaws vest sole authority in the Board of Directors for the management and operation of the Company. Moreover, nothing in the Company's Articles of Incorporation or its Bylaws limits the Board's authority over dividends or grants the shareholders control over dividends. Thus, the Proposal is excludable from the Company's Proxy Materials for its 1996 Annual Meeting of Stockholders pursuant to Rule 14a-8(c)(1).

Conclusion

*7 For the reasons set forth above, the Company respectfully submits that the omission of the Proposal is proper and hereby requests the concurrence of the Staff that it will not recommend enforcement to the Commission if the Company omits the Proposal from the Company's 1996 Annual Meeting Proxy materials. This letter seeks concurrence of the Staff in the omission based on subsections (c)(13), (c)(6), (c)(2), (c)(3), (c)(7) and (c)(1) of Rule 14a-8.

Please acknowledge receipt of this request by stamping the enclosed copy of this letter and returning it in the postage paid envelope. If you have any questions concerning this request, please call the undersigned at 802-748-5061.

Sincerely,
Denise J. Deschenes

PRIMER & PIPER

52 Summer Street

P.O. Box 159

St. Johnsbury, Vermont 05819

Telephone 802-748-5061

ENCLOSURE

October 1, 1995

TO: Board of Directors

Attn: Mr. Joseph M. Kraus

Proposal

As an owner of 155.659 shares of Common Stock, this is your notice that I intend to present for action at the annual meeting the following resolution.

"Resolved: That the Board of Directors be advised to reduce all executive salaries by 25% and freeze all bonus, stock options until the company has returned to a sound financial position the the full dividend has been restored to 35.5¢ a quarter.

The following statement is submitted in support of such resolution:

Officers, executives whose direct cash compensation for services rendered to the company and its subsidiaries in all capacities exceeding $100,000 should be no longer rewarded for their poor judgement. Stock options should not be issued, because of the current low price, it would only reward them in the future for their proof preformance.

Thus salaries will be reduced, 25% at once and no bonuses, no stock options issued until the full dividend is returned to 35.5¢ a quarter.

I anticipate that the BOD will favor a vote against this proposal because they claim that they cannot attract top people without the promise of untold riches. There are plenty of good people working in your industry who could and would lead this corporation.

Please vote your proxy FOR this proposal.

Sincerely
Pearce H. Shanks, Jr.

SEC LETTER

1934 Act / s -- / Rule 14A-8

November 30, 1995

Publicly Available November 30, 1995

Re: Central Vermont Public Service Corporation (the "Company")

Incoming letter dated November 21, 1995

The proposal advises that all executive saleries be reduced by 25% and all bonuses and stock options be frozen until the the dividend has been restored to 35.5 cents a quarter.

There appears to be some basis for your view that the proposal (to restore the dividend to 35.5 cents a quarter) may be omitted under Rule 14a-8(c)(13) as a matter relating to specific amounts of cash or stock dividends. Accordingly, the staff will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on Rule 14a-8(c)(13). In reaching a position, the staff has not found it necessary to address the alternative basis for omission upon which the Company relies.

*8 Sincerely,

Andrew A. Gerber

Attorney-Advisor

Securities and Exchange Commission (S.E.C.)

1995 WL 705145 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 General Electric Company
Publicly Available January 24, 2003

LETTER TO SEC

December 12, 2002

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N. W.
WASHINGTON, D.C. 20549

Re: Omission of Share Owner Proposal by Arthur A. Gavitt

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to omit from its proxy materials for its 2003 Annual Meeting the following resolution and its supporting statement (the "Proposal"), which it received from Arthur A. Gavitt:

Because of the multitude of illicit benefits bestowed on Mr. Welch, and the collusion and fraud exemplified by the actions of the Board of Directors all "executive stock option program(s),["] and all "executive bonus program(s)" will be permanently discontinued. All monies gained by any member of the Board of Directors via the "executive stock option program(s)" and the "executive bonus program(s)" who also function as an executive of General Electric Corporation [sic] shall return all monetary gains incurred during the 1990-1999 decade.

A copy of the Proposal is enclosed as Exhibit A.

It is GE's opinion that the Proposal is excludable pursuant to: (i) Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by GE share owners; (ii) Rule 14a-8(i)(2) because implementation of the Proposal would cause GE to violate the law; (iii) Rule 14a-8(i)(6) because GE lacks the power or authority to implement the Proposal; (iv) Rule 14a-8(i)(3) because the Proposal is vague and indefinite; and (v) Rule 14a-8(i)(3) because the Proposal contains false and misleading statements in violation of Rule 14a-9.

I. The Proposal Is Not a Proper Subject for Action by GE Share Owners Under State Law.

Rule 14a-8(i)(1) states that a registrant may omit a share owner proposal from its proxy materials if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Thus, a proposal may be omitted if it seeks to mandate action on matters that, under state law, fall within the powers of a company's board of directors.

GE is a New York company. In the absence of a specific provision giving the power directly to the share owners, a New York company's business and affairs are managed under the direction of the board of directors. See Section 701 of the New York Business Corporation Law (the "NYBCL"). No provision of the NYBCL confers such power on the share owners directly, and no provision in the GE Articles of Incorporation or By-Laws does so either.

*2 The note to Rule 14a-8(i)(1) states that, "[d]epending upon the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." The Staff of the Division of Corporation Finance (the "Staff") has consistently found that binding proposals are excludable unless amended by the proponent to make them precatory. See, e.g., Phillips Petroleum Company (March 13, 2002) (proposal requiring a formula limiting increases in the salaries of the company's chairman and other officers); PPL Corporation (February 19, 2002) (proposal requiring decrease in the retainer for non-employee directors); PSB Holdings, Inc. (January 23, 2002) (proposal requiring a limitation on compensation of non-employee directors); and Columbia Gas System (January 16, 1996) (proposal requiring a limitation on salary increases and option grants).

The Proposal is not stated as a recommendation or request; rather, it directs that "all 'executive stock option program(s)' and all 'executive bonus program(s)' [collectively, the "Programs"] will be permanently discontinued," and that executives of GE who were also directors and received benefits from the Programs "shall return all monetary gains incurred during the 1990-1999 decade" (emphasis added). The Proposal therefore is not precatory, instead requiring that GE perform specific actions, leaving no discretion in the matter to the GE Board of Directors. Thus, the Proposal seeks to usurp the discretion of GE's Board and, as such, is excludable pursuant to Rule 14a-8(i)(1).

II. The Proposal, If Implemented, Would Require GE to Violate the Law.

Rule 14a-8(i)(2) states that a company may omit a share owner proposal if implementation of the proposal would cause the company to violate any state, federal, or foreign law to which it is subject. The Proposal relates not only to future compensation arrangements entered into by GE through the Programs, but also -- since the Proposal would require that the Programs be "permanently discontinued" -- to all of GE's outstanding compensation arrangements in connection with the Programs. Since GE has outstanding contractual obligations to pay executive officers compensation pursuant to the Programs, the Proposal would require GE to breach outstanding contractual obligations with its executive officers and, thus, violate state law.

As noted above, the Proposal on its face will of necessity have retroactive effect. Thus, in the case of GE's outstanding compensatory arrangements under the Programs, such arrangements would have to be terminated or amended. If such outstanding arrangements were unilaterally terminated or amended, GE would be in breach of its existing contractual obligations to the executive officers who are parties to those arrangements.

*3 For example, GE has granted awards under the GE 1990 Long-Term Incentive Plan, as Amended and Restated, to various executive officers. Such awards are still outstanding, and in some cases are in the early years of a multi-year award cycle. It appears, therefore, that the Proposal, if implemented, would have a retroactive effect on GE's outstanding compensatory arrangements, and GE could not unilaterally terminate or amend such arrangements to bring them into compliance with the Proposal without violating those contracts and, thus, state law.

The Staff has consistently allowed omission of share owner proposals under Rule 14a-8(i)(2) that may require the breach of outstanding compensation-related contractual obligations. For example, in Sensar Corporation (May 14, 2001), the Staff permitted omission of a share owner proposal requiring that "[a]ll options reserved for officers and directors at the last shareholders meeting be rescinded and re-authorized," because the proposal may cause the company "to breach existing contractual obligations." Additionally, in International Business Machines Corporation (February 27, 2000), the Staff permitted omission of a share owner proposal that requested "termination and renegotiation of the grossly excessive retirement package" of the company's chief executive officer.

In numerous other letters, including some involving share owner proposals by the instant proponent, the Staff has also permitted registrants to exclude share owner proposals under Rule 14a-8(i)(2) if the implementation of such proposals might require the registrant to breach other types of outstanding agreements or otherwise violate state law. See, e.g., NetCurrents, Inc. (June 1, 2001) (permitting omission of a share owner proposal because it may cause the company "to breach existing employment agreements or other contractual obligations"); Whitman Corporation (February 15, 2000) (permitting omission of a share owner proposal because it may cause the company "to breach an existing contract"); Public Service Electric & Gas Co. (February 2, 1978) (permitting omission of a share owner proposal submitted by the instant proponent because the provision of employee benefits to share owners "could not be provided in a manner consistent with New Jersey statutory and case law"); and Pennsylvania Power & Light Co. (January 30, 1978) (permitting omission of a share owner proposal submitted by the instant proponent because the provision of employee benefits to share owners would "require the [c]ompany to make dividend distributions to the [c]ompany's shareholders which would be illegal under Pennsylvania law").

For all of the above reasons, GE believes that the Proposal is excludable pursuant to Rule 14a-8(i)(2).

III. GE Lacks the Power or Authority to Implement the Proposal.

*4 Rule 14a-8(i)(6) provides that a company may omit a share owner proposal if the company would lack the power or authority to implement the proposal. As noted above, GE does not have the authority to unilaterally terminate or amend outstanding compensatory arrangements. As such, GE lacks the power or authority to implement the Proposal because the Proposal would compel GE to violate outstanding contractual obligations to its executive officers and, thus, state law.

Furthermore, the Proposal also would require that any executive officer who also serves as a director of GE must "return all monetary gains incurred during the 1990-1999 decade" as a result of the Programs. GE has no control over what its executives do with their "monetary gains" and, as such, GE lacks the power or authority to implement the Proposal.

The Staff has previously held that share owner proposals that require the company to breach outstanding contractual obligations may be omitted pursuant to Rule 14a-8(i)(6) because the company would lack the power or authority to implement the proposal. See, e.g., NetCurrents, Inc., supra; Sensar Corporation, supra; Whitman Corporation, supra. Accordingly, the Proposal may be omitted from GE's proxy materials pursuant to Rule 14a-8(i)(6).

IV. The Proposal Is So Vague and Indefinite as To Be Misleading.

Rule 14a-8(i)(3) states that a proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that share owner proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the share owners nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See, e.g., The Proctor & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareholders nor the company would know how to implement the proposal); Philadelphia Electric Company (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of share owners because "the proposal is so inherently vague and indefinite" that neither the share owners nor the company would be able to determine "exactly what actions or measures the proposal requires"); NYNEX Corporation (January 12, 1990) (permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal"); and Pennsylvania Power & Light Co. (January 30, 1978) (permitting omission of a proposal submitted by the instant proponent relating to share owner participation in employee benefit programs as "inherently vague and indefinite" unless the proponent revised the proposal to make certain terms more specific).

*5 The Proposal is vague and indefinite because the Proposal fails to define critical terms or otherwise provide guidance on how it should be implemented. For example, the Proposal does not define the term "monetary gains." Do "monetary gains" include all compensation, such as salary, perquisites, stock options, and other awards in connection with the Programs? In addition, how does the Proposal treat deferred compensation for purposes of the term "monetary gains"? If stock options constitute "monetary gains," how should they be valued -- by their Black-Scholes value, their spread, or some other formula? The Proposal offers no guidance whatsoever with respect to such critical issues.

The Proposal is also especially troublesome when one recognizes that GE, like many other companies, emphasizes long-term incentive awards covering periods of more than one year; that various GE long-term awards are currently outstanding, in various stages of their life cycles; and that the Proposal may be read to apply retroactively to those outstanding awards regardless of their stage of development. The Proposal, by requiring that the Programs be "permanently discontinued," does not explain how or to what extent GE is to address such issues, and ignores the fact that GE is not free to breach existing contractual commitments or to recover monies previously paid.

Accordingly, for the reasons stated above, the Proposal is so inherently vague and indefinite that it may be omitted from GE's proxy materials pursuant to Rule 14a-8(i)(3).

V. The Proposal Is False and Misleading.

The Proposal violates the proxy rules, including Rule 14a-9, because it is false and misleading, inflammatory, impugns character and integrity without factual foundation, and sets forth numerous other statements and assertions that lack factual support and citation. Therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) under the Exchange Act.

A share owner proposal that is false or misleading may be omitted from a registrant's proxy materials under Rules 14a-8(i)(3) and 14a-9, which prohibit the use of proxy materials containing any materially false or misleading statements. A share owner proposal may violate Rule 14a-9 -- and, thus, Rule 14a-8(i)(3) -- if it contains language which is false or misleading, including statements that, under Note (b) to Rule 14a-9, "directly or indirectly impugn[ ] character, integrity or personal reputation ... without factual foundation."

Therefore, even if the Staff does not concur that the Proposal is so vague and indefinite under Rule 14a-8(i)(3) as to require omission of the Proposal in its entirety, the following statements and assertions are false and misleading and, therefore, excludable under Rule 14a-8(i)(3):

*6 • "Recent revelations relating to executive compensation bestowed on former Chairman Jack Welch indicate a concerted effort to conceal the extent of said compensation."

• "The benefits bestowed on Mr. Welch were deliberately concealed by the Board of Directors, who in violation of their fiduciary responsibility committed acts of fraud and collusion, against General Electric Corporation and it's Share Owners."

• "The collusion and complicity in the self enrichment programs, specifically the 'Executive Stock Option Program(s)' and all self endorsed 'Executive Bonus Programs' are in themselves contradictory to ethics, and in the prescribed management of a Publicly Owned Corporation."
• "Consequently, due to the deluge of illicit benefits bestowed on Mr. Welch by a polluted Board of Directors, and then being revealed by news media has severely diminished the reputation of General Electric Corporation."
• "The public regard GE as another Tyco, and Mr. Welch as another Mr. Kozlowski."
• "Because of the multitude of illicit benefits bestowed on Mr. Welch, and the collusion and fraud exemplified by the actions of the Board of Directors all 'executive stock option program(s),['] and all 'executive bonus program(s)' will be permenently [sic] discontinued."

There are numerous no-action letters that support the exclusion of these statements as false and misleading because they impugn the character and integrity of the members of GE's Board of Directors and management without factual foundation. Although the proponent is allowed to set forth his opinion in the supporting statement (see, e.g., Marriott International, Inc. (March 14, 2002) (requiring four sentences or phrases to be recast as the proponent's opinion)), the proponent cannot impugn the character and integrity of the Board or management without factual foundation. See, e.g., Honeywell International Inc. (October 26, 2001) (requiring deletion of a sentence asserting that the company's chairman was "forced out" with the help of "a $10 million check" as inaccurate and an attempt to impugn the character of company officers); and Electronic Data Systems Corporation (March 11, 1999) (requiring deletion of a statement that asserted that the company's board of directors considered one of the company's officers to be "mediocre" as inaccurate and lacking factual foundation).

The proponent has no basis for asserting that GE made a "concerted effort" to conceal Mr. Welch's compensation, nor does he have any basis for charging that Mr. Welch received "illicit benefits" or that there has been any "violation of [the Board's] fiduciary responsibility." The proponent also has presented no factual support for his contention that the Company's Board of Directors was "polluted," was involved in acts of "fraud," "collusion," or improper "complicity," or caused or allowed any other action that is "contradictory to ethics." In addition, the proponent provides no factual support or citation for his statement that GE's reputation has been "severely diminished" in connection with any benefits provided to Mr. Welch. These statements and assertions are inflammatory on their face and impugn the character and integrity of GE's Board and management without factual foundation in violation of Rules 14a-8(i)(3) and 14a-9.

*7 Furthermore, it is false and misleading, and again impugns the character and integrity of the members of the Board of Directors and management without factual foundation, to suggest that "[t]he public regard GE as another Tyco, and Mr. Welch as another Mr. Kozlowski." This reference to Tyco and Mr. Kozlowski is entirely gratuitous and appears to suggest that GE has somehow done something improper or untoward that would cause its current state of affairs to be compared to the corporate meltdown at Tyco. The proponent offers no evidence or other factual support that would indicate any similarities between the Company and Tyco, or between Mr. Welch and Mr. Kozlowski. The proponent's use of the terms "Tyco" and "Mr. Kozlowski" is simply an inflammatory attempt to sully the character and integrity of the members of the Board and management by using a false and misleading guilt-by-association tactic in violation of Rules 14a-8(i)(3) and 14a-9. See, e.g., General Motors Corporation (April 3, 2002) (requiring the proponent to delete the phrase "an Enron-type practice"); Southwest Airlines Co. (March 25, 2002) (requiring the proponent to delete the phrase "Enron director 'side deals'," as well as various sentences and a reference to a news article in connection with such phrase); PG&E Corporation (March 1, 2002) (requiring the proponent to delete the phrases "a widely criticized practice of the once high-flying and now bankrupt Enron" and "Enron-type practices," as well as various statements in connection with those phrases); and

PG&E Corporation (February 28, 2002) (requiring the proponent to delete the phrase "Enron-type director links," as well as various statements in connection with such phrase).

The Proposal is so replete with statements and assertions that are false and misleading that we believe that the Company may omit the entire Proposal from the Company's 2003 proxy materials pursuant to Rule 14a-8(i)(3). The Staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). We urge the Staff to provide such relief here. See, e.g., The Swiss Helvetia Fund, Inc. (April 3, 2001); and General Magic, Inc. (May 1, 2000). See also, remarks by Marty Dunn, Deputy Director of the SEC's Division of Corporation Finance, Transcript of R.R. Donnelley & Sons Company Teleconference, "Shareholder Proposals: What to Expect in the 2003 Proxy Season," November 12, 2002, at 2 (copy enclosed).

*8 Should the Staff determine not to exclude the entire Proposal, there are numerous recent no-action letters that would support the exclusion of each of the aforementioned statements and assertions as false and misleading under Rule 14a-8(i)(3), or that otherwise would require the proponent to revise them to provide additional factual support or citations. See, e.g., J. Alexander's Corporation (April 1, 2002) (noting that various statements in the proposal may be omitted unless the proponent provided factual support for those statements); Northrop Grumman Corporation (March 22, 2002) (noting that various statements in the proposal may be omitted unless the proponent provided citations to a specific source); Southwest Airlines Co. (March 21, 2002) (noting that various statements in the proposal may be omitted unless the proponent provided citations to a specific source); and General Electric Company (January 24, 2001) (noting that various statements in the proposal may be omitted unless the proponent provided factual support or revised the proposal in the manner requested by the Staff).

If the Staff does not agree that the aforementioned statements and assertions should be deleted in their entirety, GE believes that the statements should be recast as the proponent's personal opinion. See, e.g., Minnesota Corn Processors, LLC (April 4, 2002) (noting that various statements in the proposal may be omitted unless the proponent recast them as the proponent's opinion); Marriott International, Inc. (March 14, 2002) (same); The Home Depot, Inc. (April 4, 2000) (same).

* * *

Five additional copies of this letter and the enclosures are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, Mr. Gavitt is being notified that GE does not intend to include the Proposal in its 2003 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 6, 2003, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 24, 2003. GE's 2003 Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,
Eliza W. Fraser

Associate Corporate Counsel

GENERAL ELECTRIC COMPANY

3135 Easton Turnpike, Fairfield, CT 06828

203-373-2442

ENCLOSURE

EXHIBIT A

October 9, 2002

GENERAL ELECTRIC CORPORATION
3135 EASTON TURNPIKE
FAIRFIELD, CONNECTICUT 06431

ATTENTION: MR. JEFFREY IMMELT, CHAIRMAN

Dear Mr. Immelt:

I hereby submit my share owner proposal for inclusion in the next annual share owner meeting. Additionally, I enclose copies of Waterhouse Securities Incorporated monthly statements verifying my continued ownership of 300 shares of General Electric Stock, before January 2001, through September 30, 2002. I still retain ownership of the same 300 shares.

INTRODUCTION:

*9 Recent revelations relating to executive compensation bestowed on former Chairman Jack Welch indicate a concerted effort to conceal the extent of said compensation. The monies, and benefits Mr. Welch received, were revealed in court documents filed on behalf of Mr. Welch's Wife seeking legal redress in their highly publicized divorce proceedings. The benefits bestowed on Mr. Welch were deliberately concealed by the Board of Directors, who in violation of their fiduciary responsibility committed acts of fraud and collusion, against General Electric Corporation and it's Share Owners. The collusion and complicity in the self enrichment programs, specifically the "Executive Stock Option Program(s)" and all self endorsed "Executive Bonus Programs" are in themselves contradictory to ethics, and in the prescribed management of a Publicly Owned Corporation. The growth of General Electric Corporation during the 1990-1999 period was also a period of phenomenal economic growth of most established American Corporations. To credit Mr. Welch personally with the success of General Electric Company during the previously mentioned decade is an exaggeration and a fallacy. Consequently, due to the deluge of illicit benefits bestowed on Mr. Welch by a polluted Board of Directors, and then being revealed by news media has severely diminished the reputation of General Electric Corporation. The public regard GE as another Tyco, and Mr. Welch as another Mr. Kozlowski.

SHARE OWNER PROPOSAL

BECAUSE OF THE MULTITUDE OF ILLICIT BENEFITS BESTOWED ON MR. WELCH, AND THE COLLUSION AND FRAUD EXEMPLIFIED BY THE ACTIONS OF THE BOARD OF DIRECTORS ALL "EXECUTIVE STOCK OPTION PROGRAM(S), AND ALL "EXECUTIVE BONUS PROGRAM(S)" WILL BE PERMENENTLY DISCONTINUED. ALL MONIES GAINED BY ANY MEMBER OF THE BOARD OF DIRECTORS VIA THE "EXECUTIVE STOCK OPTION PROGRAM(S)" AND THE "EXECUTIVE BONUS PROGRAM(S)" WHO ALSO FUNCTION AS AN EXECUTIVE OF GENERAL ELECTIRIC CORPORATION SHALL RETURN ALL MONETARY GAINS INCURRED DURING THE 1990-1999 DECADE.

Sincerely,
Arthur A. Gavitt

LETTER TO SEC

January 6, 2003

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATE FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

Re: Omission of Share Owner Proposal by Arthur A. Gavitt

Gentlemen and Ladies:

I am offering my response to that offered by Eliza W. Fraser dated December 12, 2002. My proposal specifically offers the Share Owner(s) an opportunity to effect some penalty for the disgraceful conduct displayed by the General Electric Board of Directors, and Mr. Jack Welch. Apparently my proposal disturbs those involved in such indecent acts. I cannot respond as eloquently as the Attorneys who are paid to offer excuses for the actions as described in my proposal. My proposal indicates a desire for Officers of General Electric to behave themselves. Stop the pilferage of a great American Corporation. The Board abdicated their fiduciary responsibility by keeping secret from all Share Owners the multitude of benefits being heaped on Mr. Welch in his retirement, as publicized in international news media. It is obvious in their attempt to omit my proposal shame and guilt will be highlighted by the inclusion of my proposal. We the minority Share Owners of General Electric Corporation respectfully request that this proposal be put before the entire Share Owner Population if only to publicize the trickery and collusion that goes on in secret, behind our backs. The Officers and Board Members collectively have bestowed millions of GE shares on themselves, and will defeat any proposal that irritates them, anyway. The amounts of monies delivered to Mr. Welch, could be construed as illegal. An investigation by the Justice Department is warranted.

*10 As it appeared via news media and as stipulated in Mrs. Welch's divorce papers pertaining to the generous gifts bestowed on Mr. Welch only then did the Share Owners learn of the largesse Mr. Welch received at Share Owners Expense. Mr. Welch attempted to conceal his wealth, and the millions of dollars he freely and illicitly accepted as gifts from his friends he put on the GE Board. With the threat of exposure hanging over him, only then did Mr. Welch offer a much greater settlement to his Wife. The millions of dollars given to Mr. Welch by the Board he was instrumental in appointing was total abdication of ethics, and fiduciary responsibility by all involved. Apparently, conspiracy by the GE Board, and Mr. Welch sufficiently disgraced those involved as News Media made note of Mr. Welch returning portions of his ill gotten loot.

Those members of the General Electric Board of Directors who also function as executives of The General Electric Corporation must pay a penalty for their indiscretions. Those "outside" Board Members who were appointed to "serve" on the Board of such a prestigious Corporation as General Electric can distribute a resume that will open hundreds of opportunities for more "money to be made". "We who were appointed by Chairman, Jack Welch must show how grateful we are, and give him anything and everything his heart may desire".

The origination of the Stock Option Program(s) and Bonus Program(s) were devised to circumvent restrictions placed as controls over self enrichment and looting by Officers of Corporations. Not much attention was paid to these obvious violations of honesty until so many scandals revealed Corporate Leaders were pilfering their

"Publicly Owned Corporations". The Securities and Exchange Commission itself has been criticized for lack of leadership which resulted in the removal of Chairman Pitt. To once again restore faith and confidence in the Stock Market, and how Publicly Owned Corporations should be held accountable, permit the Minority Share Owner at least a "whisper" in Corporate Affairs.

If you have any questions, please feel free to call me at (809) 549-3571.

Very truly yours,
Arthur A. Gavitt

ENCLOSURE

October 9, 2002

GENERAL ELECTRIC CORPORATION
3135 EASTON TURNPIKE
FAIRFIELD, CONNECTICUT 06431

ATTENTION: MR. JEFFREY IMMELT, CHAIRMAN

Dear Mr. Immelt:

I hereby submit my share owner proposal for inclusion in the next annual share owner meeting. Additionally, I enclose copies of Waterhouse Securities Incorporated monthly statements verifying my continued ownership of 300 shares of General Electric Stock, before January 2001, through September 30, 2002. I still retain ownership of the same 300 shares.

INTRODUCTION:

Recent revelations relating to executive compensation bestowed on former Chairman Jack Welch indicate a concerted effort to conceal the extent of said compensation. The monies, and benefits Mr. Welch received, were revealed in court documents filed on behalf of Mr. Welch's Wife seeking legal redress in their highly publicized divorce proceedings. The benefits bestowed on Mr. Welch were deliberately concealed by the Board of Directors, who in violation of their fiduciary responsibility committed acts of fraud and collusion, against General Electric Corporation and it's Share Owners. The collusion and complicity in the self enrichment programs, specifically the "Executive Stock Option Program(s)" and all self endorsed "Executive Bonus Programs" are in themselves contradictory to ethics, and in the prescribed management of a Publicly Owned Corporation. The growth of General Electric Corporation during the 1990-1999 period was also a period of phenomenal economic growth of most established American Corporations. To credit Mr. Welch personally with the success of General Electric Company during the previously mentioned decade is an exaggeration and a fallacy. Consequently, due to the deluge of illicit benefits bestowed on Mr. Welch by a polluted Board of Directors, and then being revealed by news media has severely diminished the reputation of General Electric Corporation. The public regard GE as another Tyco, and Mr. Welch as another Mr. Kozlowski.

SHARE OWNER PROPOSAL

*11 BECAUSE OF THE MULTITUDE OF ILLICIT BENEFITS BESTOWED ON MR. WELCH, AND THE COLLUSION AND FRAUD EXEMPLIFIED BY THE ACTIONS OF THE BOARD OF DIRECTORS ALL "EXECUTIVE STOCK OPTION PROGRAM(S), AND ALL "EXECUTIVE BONUS PROGRAM(S)" WILL BE PERMENENTLY DISCONTINUED. ALL MONIES GAINED BY ANY MEMBER OF THE BOARD OF DIRECTORS VIA THE "EXECUTIVE STOCK OPTION PROGRAM(S)" AND THE "EXECUTIVE BONUS PROGRAM(S)" WHO ALSO FUNCTION AS AN EXECUTIVE OF GENERAL ELECTIRIC CORPORATION SHALL RETURN ALL MONETARY GAINS INCURRED DURING THE 1990-1999 DECADE.

Sincerely,
Arthur A. Gavitt

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 24, 2003

Publicly Available January 24, 2003

Re: General Electric Company

Incoming letter dated December 12, 2002

The proposal mandates that all executive stock option programs and all bonus programs be permanently discontinued and that certain monetary gains be returned.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides GE with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that GE has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that GE may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proposal must be revised as follows:

- delete the sentence that begins "Recent revelations relating to executive compensation ..." and ends "... extent of said compensation";
- delete the sentence that begins "The benefits bestowed ..." and ends "... and it's Share Owners";
- delete the sentence that begins "The collusion and complicity ..." and ends "... management of a Publicly Owned Corporation";
- delete the sentence that begins "Consequently, due to the deluge ..." and ends "... reputation of General Electric Corporation";
- *12 delete the sentence that begins "The public regard ..." and ends "... another Mr. Kozlowski"; and
- delete the phrase that begins "BECAUSE OF THE MULTITUDE ..." and ends "... ACTIONS OF THE BOARD OF DIRECTORS."

Accordingly, we will not recommend enforcement action to the Commission if GE omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Gail A. Pierce

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2003 WL 282523 (S.E.C. No - Action Letter)

END OF DOCUMENT

November 2000 Vol. 5 Issue 1

IGLSS
THE INSTITUTE FOR GAY AND LESBIAN STRATEGIC STUDIES

ANGLES

The Policy Journal of the Institute for Gay and Lesbian Strategic Studies

Calculating Costs with Credibility: Health Care Benefits for Domestic Partners

By M. V. Lee Badgett, Ph.D.

I. Introduction

From virtually any perspective, the number of companies extending health care benefits to employees' domestic partners has skyrocketed over the last decade. In 1990, no Fortune 500 firm offered partner benefits; in 2000, 102 companies, or 20% do so.[1] By one count, 3,572 employers recognize domestic partners for health care benefits. Three cities, San Francisco, Los Angeles, and Seattle, require companies with which they do business to provide equal benefits to spouses and domestic partners. Those programs and the fact that six states[2] cover their own employees' partners show that expanding benefits has become an important public policy concern, as well. But while the expansion of partner benefits suggests an impressive level of change on both the public and private level, clearly the vast majority of the nation's employees do not yet have access to these benefits.

Employers have recognized domestic partners for many reasons. In some cases, companies cover partners to create fairer compensation packages for gay and lesbian employees. In other cases, employers are acknowledging that employees in unmarried couples face the same work-family life concerns that make benefits important for married employees. Employers also use domestic partner benefits to attract and retain productive workers in a tight labor market.

One of the big stumbling blocks to the adoption of domestic partner benefits, however, is related to employers' concern about high labor costs from increased benefit spending.[3] Aside from wages, health care coverage is one of the biggest sources of labor costs, so that adding more people into a health insurance program would boost employer spending on benefits.[4] Most of the attention in debates about domestic partner benefits, therefore, is on the health care cost issue.

This report analyzes how much an individual employer's benefit costs would be likely to increase from providing health care benefits to domestic partners and to partners' children. The report also presents a methodology for estimating costs for employers considering domestic partner benefits. This methodology predicts the increase in health care costs for any employer, whether a private sector employer or a government employer.

> *"...Offering health care benefits to domestic partners is not a costly proposition for employers."*

Evidence from existing plans shows that enrollment rises very little, usually 1% or less and almost always less than 2% when coverage is offered to same-sex and opposite-sex partners. Those partners who sign up do not have higher medical costs than other people already in the plan. Overall, the likely cost increase will be roughly the same size as the increase in enrollment, or around 1% in most cases.

Since a growing number of state and local public policies have begun to require domestic partner benefits for contractors or for public sector employees, a broader perspective on the cost question is desirable. The third section estimates the cost of a policy requiring all health plans—public and private—to cover partners of lesbian and gay employees. Such a policy would increase enrollment by approximately 0.6% and costs by even less. Overall, the evidence shows that offering health care benefits to domestic partners is not a costly proposition for employers.

II. Estimating the Cost Impact for an Individual Employer

Employers typically move cautiously before extending new benefits to employees, since higher labor costs will hurt a company's bottom line. In this case, however, the employer is not adding a new benefit but is simply expanding the number of people eligible for an existing benefit. Therefore the main focus of a cost analysis should be on estimating the added cost from the new people signing up.

To break it down to specifics, the total cost impact will depend on several factors: (1) whether the employer covers both opposite-sex and same-sex partners; (2) how many employees have domestic partners who will sign up for coverage; (3) whether the new enrollees are likely to have higher than average health care costs that will eventually increase premiums for all enrollees; (4) the additional cost of covering those new enrollees; and (5) offsetting cost savings from better retention of employees.

"A recent study found that 65% of employers included both same-sex and opposite-sex partners of employees..."

(1) Covering same-sex partners only or also including opposite-sex partners.

One of the biggest factors affecting cost is the employer's choice of which partners to cover. As the next section will show, fewer employees have same-sex partners than have opposite-sex partners. A recent study found that 65% of employers included both same-sex and opposite-sex partners of employees, and the other 35% covered only same-sex partners.[5]

Covering only same-sex partners addresses a civil rights issue, since gay and lesbian employees are not allowed to marry their partners to make them eligible for spousal coverage, while unmarried heterosexual employees could marry their opposite-sex domestic partners.[6] However, extending benefits to same-sex *and* opposite-sex partners recognizes the need to treat similar family structures equally, the need to address all employees' work-family concerns, and the desire to attract and retain employees through broader benefit eligibility standards. The fact that most employers cover all domestic partners suggests that these larger issues are quite important.

Once an employer has settled on the coverage question, the next step is constructing a formal definition of "domestic partner" that the two parties must attest to meeting. Typically partners are defined as unmarried people who share a committed relationship and are financially and emotionally interconnected.[7] Often a joint residence is required, and sometimes employees must provide evidence of shared bank accounts, leases, or other proof of a shared material life. Most employers require partners to sign a statement or affidavit attesting to their eligibility under the chosen criteria.

(2) Number of new domestic partners who will enroll.

Given the general definition of who is to be covered, the number of employees who will enroll domestic partners is related to two separate factors: the number of employees who have domestic partners and the number with partners who will actually enroll. Not all employees who have a domestic partner will enroll his or her partner in an employer's health care program. Some employees who have domestic partners will probably not sign them up because of the added personal income taxes on partner's benefits,[8] the partner's coverage from his or her own employer, or the fear of discovery of a gay relationship.

Direct and reliable data on those two enrollment factors is not available, unfortunately. The federal government does not collect data on the number of couples meeting the kind of criteria commonly used by employers. The closest item on government surveys identifies people who live with an "unmarried partner," a vaguely defined option on the Census and the Current Population Survey. The most recent published data for March 1998 suggest that 4.1% of households have an unmarried opposite-sex couple, and 1.6% have same-sex couples.[9] However, we do not know whether those couples would meet employer standards, and in many couples both individuals might already have health insurance. These government statistics are best interpreted as providing an "upper bound" or maximum number of partners. The number of unmarried partner couples actually eligible under the usual definitions of domestic partner and the number of those partners who would want to sign up for benefits will be less than the total count.

This report offers, instead, estimates of the number of new enrollees based on the experiences of other employers providing domestic partner benefits. Such estimates would be more useful for employers considering extending benefits to partners if the employers are using common eligibility criteria and if they are operating in locations and industries that are similar to those of employers currently offering domestic partner benefits. Using experience data eliminates the need to identify the first two enrollment factors separately, since by definition the experience statistics reflect the number of people with partners who enroll.

The International Society of Certified Employee Benefits Specialists found in 1995 that 56% of employers offering partner benefits saw a 1% or smaller increase in enrollment. Another 19% reported a 2% enrollment rate for domestic partners. A recent survey by the Policy Institute of the National Gay and Lesbian Task Force collected data from cities offering domestic partner benefits. All fourteen cities reporting enrollment rates offered benefits to both same-sex and opposite-sex partners. The average enrollment increase was 2.1%, with a 0.4% average enrollment rate for same-sex partners.[10]

Data collected directly from other employers shows a very similar pattern across region and industry. Table 1 shows that increases in enrollment are very small. In most cases, the enrollment increase from opposite-sex and same-sex partners combined is less than 1%.

Enrollment of same-sex partners is quite low, resulting in less than a 1% increase in individuals covered.

"In most cases, the enrollment increase... is less than 1%."

Table 1. Enrollment of Domestic Partners as Percentage of Workers with Health Care Coverage

PUBLIC EMPLOYERS	Total	Same-sex	Opposite-sex
New York City (1)	1.2%	n.a.	n.a.
New York State (1)	0.6%	0.1%	0.4%
State of Vermont (1)	5.6%	0.6%	5.0%
State of Oregon (1)	1.9%	n.a.	n.a.
Average from various cities (3)	2.1%	0.4%	
PRIVATE EMPLOYERS			
Anthem BCBS (own employees) (1)	0.2%	0.2%	not eligible
Apple Computers (2)	0.6%	0.6%	not eligible
BankBoston (1)	0.6%	n.a.	n.a.
IBM (2)	less than 1%	less than 1%	not eligible
ITT Hartford (1)	0.7%*	n.a.	n.a.
Knight-Ridder Newspapers, Inc. (2)	0.4%	0.4%	not eligible
New York Times Co. (2)	0.2%	0.2%	not eligible
Xerox (1)	less than 1%	n.a.	n.a.
ISCEBS survey (4)	1% (from 56% of respondents)		
	2% (from 19% of respondents)		

n.a. = breakdown not available

Sources: (1) Author's contacts with employers, 1997-1999.
(2) National Lesbian & Gay Journalists Association (1999), 1997 data.
(3) Kohn, 1999
(4) ISCEBS, 1995

Enrollment of opposite-sex partners is larger and tends to vary more across employers. Occasionally a public sector entity has reported a higher than average enrollment rate. This is not surprising, since clusters of people with partners might develop by chance at one employer, or a particular geographic location might be a magnet for people with partners for reasons having nothing to do with employment practices.

For instance, Table 1 shows that the State of Vermont saw a 5% enrollment rate of opposite-sex partners, and another report found that 6.9% of the City of Berkeley's employees signed up an opposite-sex partner. The very high rate in Vermont is almost certainly related to an unusually high number of unmarried opposite-sex couples living in that state. The 1990 United States Census of Population shows that 5.7% of Vermont households contain opposite-sex unmarried partners, the second highest percentage in the country.[11] The City of Berkeley also has a reputation for being a particularly liberal place to live that is welcoming to unmarried couples, so perhaps the city attracts residents and employees who are in nonmarital relationships. As the other examples show, the high rates for Vermont and Berkeley are quite unusual and do not reflect the experience of the vast majority of employers that offer domestic partner benefits.

To summarize, putting all available data together suggests that the most common experience for private employers is a combined enrollment rate of less than 1%, and public employers most commonly experience an increase from 1% to 2%.

(3) Average health care costs for new enrollees.

When domestic partner plans were first implemented, employers worried that a large number of gay men would sign up HIV-infected men as partners. Employers feared that such a situation would increase their average health care costs and would increase insurance premiums for all employees. (This is known as "adverse selection" in insurance lingo.)

These fears have proven unfounded. Initially, some insurance companies required employers to pay higher premiums in case domestic partners increased average health care costs. As time passed, those employers were allowed to drop the fees because the feared cost increases did not occur.[12]

The absence of evidence of higher costs per partner makes sense, since most people signing up partners will be lesbians plus heterosexual people, not the gay men who initially generated these concerns. Furthermore, AIDS is no more expensive to treat than some other chronic illnesses, and employers offering domestic partner benefits have not reported catastrophic AIDS-related claims.[13]

Therefore, this report does not factor in any increase in health care premiums.

"In this case, domestic partner coverage leads to a 0.4% increase in health care costs if 0.5% of employees enroll their domestic partners..."

(4) Additional cost of covering those new enrollees.

With the data from the previous sections and with information on an employer's number of employees and on the added insurance premium for a partner, it is possible to estimate the impact on an employer's costs. This section will describe some simple calculations for a fictional employer that can be easily customized for an actual employer.[14]

Let's estimate the cost impact on Makestuff, Inc., a company with 1200 employees. To start with a simple example, we will first assume that the company has only one health care plan with two coverage levels—individual and individual-plus-one (covering the employee and one other person)—and that Makestuff pays 85% of the health care premiums or premium equivalent (if it is self-insured) for all its employees and their family members. We will assume that the premium for an individual employee is $5,000 per year and is $10,000 for the individual-plus-one tier. If half of Makestuff's employees are in individual-plus-one plans, the company's total health care costs are $7.65 million.[15]

Now we can figure out what happens if the company decides to cover domestic partners. If 0.5% of Makestuff's employees sign up a domestic partner, then 6 more people are covered; if 1% sign up partners, 12 more people are covered. To keep this example simple, we will assume that none of the employees with partners has children and that none of the new partners have children to be covered. (We will change this assumption in the next scenario.)

With these assumptions, the added cost of a domestic partner to Makestuff is 85% of the higher premium level, or 85% of $5,000, which is $4,250. Because the IRS considers the employer's payments for partner benefits as taxable income to the employee, the company will also have to pay social security (FICA) taxes for employees on the money spent on partner benefits, adding 0.0765% to the cost per partner. Figuring out the total increase involves a little multiplication using these factors, summarized below in Table 2.

In this example, domestic partner coverage leads to a 0.4% increase in health care costs if 0.5% of employees enroll their domestic partners,[16] or 0.7% of total health care costs if 1% of employees sign one up.

If Makestuff pays more for the employee than for the spouse or family member, as is common, then the company's costs will rise even less. If the employee pays the full premium for his or her spouse or partner, then the company's costs do not rise at all. If the employer pays 50% for any additional person, then the company's costs rise by $2,500 per partner added, boosting costs by $32,295 for a 1% enrollment rate after adding in taxes. That ends up as a 0.4% increase in costs, since the company's total in the denominator would now be $6.6 million.[17]

The calculations get more complicated when we take into account the fact that some employees have children, as will some partners. In this second example presented in Table 3, the company now has another tier of coverage for families with a premium of $25,000 per year. Because this

Table 2. Simplest Scenario Assuming One Plan Option, 2 Coverage Tiers, No Children

Enrollment rate	New DPs (x% of 1200 emp.)	Premium paid by co. (85% of $5,000)	Total cost increase (premium x new enrollees)	Total after tax (0.0765%)	% Change in total costs
0.5%	6	$4,250	$25,500	$27,451	0.4%
1.0%	12	$4,250	$51,000	$54,902	0.7%

Table 3. More Complicated Scenario Assuming 1% Enrollment Rate, One Plan Option, 3 Coverage Tiers, Some Children

TIER	Enrollment	New DPs (1% of emp. in category)	Premium (85% of increase in premium)	Total cost increase (premium x new enrollees)	Total after tax (0.765%)	% Change
Individual	600	0		0	0	
Individual-plus-one	240	5	$4,250	$21,250	$22,876	
Family	360	7	$17,000	$119,000	$128,104	
Total	1200	12		$140,250	$150,979	1.2%

scenario is more complicated, Table 3 only presents calculations for a 1% enrollment rate. Figuring out the added cost from the 12 employees with partners requires knowing which coverage category people with partners started in (individual, individual-plus-one, or family) and which category they will end up in.

Very little information exists to estimate the number of partner households that have dependent children. While conventional wisdom suggests that lesbians and gay men are predominantly childless, some recent studies show that lesbians may be as likely as heterosexual women to be parents and to have children in their households.[18] And while gay men are less likely to be parents or to be raising children than are heterosexual men, many gay men are parents. Similarly, some unmarried opposite-sex couples are also likely to contain dependent children, although they are less likely than married couples to have children. The presence of children in domestic partner households will influence the employer's costs, but we do not know precisely which categories those households are currently in and which categories they would move to with domestic partner coverage.

To estimate the highest-cost scenario for the company, we will assume that all employees with partners start in the individual category and then move into one of the other categories. And although domestic partner couples are less likely than married couples to have children overall, as the previous paragraph suggests, the most conservative (that is, costly) assumption to make is to assume that domestic partners are just as likely as married couple households to have children. Table 3 assumes that 600 people have individual coverage, 240 people are in individual-plus-one, and 360 people are in the family category. Since 240 out of 600 employees who include family members (or 40%) are in the individual-plus-one tier, then we will assume that 40% of the 12 employees with partners, or 5 people (rounding up from 4.8), will end up in the individual-plus-one coverage tier. We will also then assume that since the other 60% of employees with family members enrolled are in the family tier, or 7 (rounding down from 7.2 so our total is still 12).

"...Even assuming the most costly scenario for employers still results in a modest cost increase..."

With that, we simply need to plug in the changes in premiums from the individual category, multiply that times the number of changes in the category, include taxes, and add it all up.

As Table 3 shows, even assuming the most costly scenario for employers still results in a modest cost increase that is close to the enrollment increase, or 1.2% of the old total health care costs of $12,240,000. The costs for a real employer would almost certainly be lower. If some people with partners had their own children who were eligible in the old pre-partner plan, then the additional cost of adding a partner for those employees will be less than that shown in Table 3. Some might even start and end in the family category, creating no net cost to the employer when another person is added.[19]

The third example adds a final real world complication. Most employers offer health care through more than one plan, and those plans might come with different premiums. As a result, the overall cost estimates would need to be weighted to reflect the current plan enrollment of employees, as in the example below shown in Table 4 for an enrollment rate of 1%.

The calculation in Table 4 assumes, first, that all employees with domestic partners start out in individual coverage and move to individual-plus-one or family coverage in the same way as in Table 3, and second, that employees with partners are distributed across plans in the same proportions as are all employees. So, for example, if 3/4 of employees covering a family member are in

Table 4. Most Complicated Scenario Assuming 1% Enrollment Rate, Two Plan Options, 3 Coverage Tiers, Some Children

OPTION 1	Emp.	New DPs	Premium	85% of higher premium	Total cost increase	Total after tax	Total cost pre-DP	% change
Individual	200		$5,000					
Individual-plus-one	200	3	$10,000	$4,250	$12,750	$13,725		
Family	400	6	$25,000	$17,000	$102,000	$109,803		
OPTION 2								
Individual	200		$6,000					
Individual-plus-one	75	1	$11,000	$4,250	$4,250	$4,575		
Family	125	2	$27,000	$17,850	$35,700	$38,431		
Total	1200	12			$154,700	$166,535	$15,640,000	1.1%

the Option 1 plan, 3/4 of employees who have partners are in the Option 1 plan. From there, the calculation is the same, as we multiply the number of new partners by the increased costs for the employer in Table 4. (To see all three examples in an Excel spreadsheet form, download the spreadsheet from www.iglss.org.)

In this complicated case, the employer initially spent $15.6 million per year in health care costs. Adding domestic partners adds $166,535 to this total, for an increase of 1.1%. In other words, including several typical features of employers' health care benefits and making expensive assumptions suggests that an increase in enrollment of 1% would result in somewhere between 0.7% and 1.2% increase in costs for an employer. If partnered couples are less likely to have children, as is plausible, the cost increase will be in the lower portion of that range.

"...The savings in hiring costs and in training costs will offset part or even all of the higher costs for health care coverage."

(5) Offsetting cost savings from better retention. Another important point is that employers might reduce their costs in other areas as a result of providing domestic partner benefits. In particular, if the employer is able to recruit and retain employees more easily, the savings in hiring costs and in training costs will offset part or even all of the higher costs for health care coverage. This will be especially important if an employer's competitors for labor are already offering partner benefits.

Those savings could be substantial. An Employment Management Association study found that the full cost of hiring a new employee in 1994 was $3,310 for hiring a typical employee, and was $6,359 for an exempt employee.[20] Losing employees also means losing any investments that the employer makes in training. Again, those costs can be substantial over time. A recent study by the Bureau of Labor Statistics found that the typical private sector employer spent $305 per worker in 1994.[21] In effect, losing a worker of ten years means losing over $3,000 in past training. More recent figures would probably suggest even greater benefits to retention, particularly at a time when unemployment is low and employers report difficulties finding new workers.

The prudent employer will take into account both the costs and the benefits of offering domestic partner benefits. As this section demonstrates, the costs to employers are likely to be quite small, and the potential benefits to employers may be larger than expected. A typical enrollment increase of 1% for a plan covering both same-sex and opposite-sex partners would generate health care costs that are around 1% higher.

III. Estimating the Cost Impact of an Equal Benefits Policy to the Economy[22]

The data and examples from the previous section show that an individual employer's benefit costs might rise if partners are covered, with the rise being closely related to increased enrollment. If inclusion of partners were universal in the United States, however, the increase for employers could actually be *smaller* than that, as this section will show.

This seemingly paradoxical result stems from analyzing the *net* effect on all employers. Say Tina and Susan are domestic partners, and Tina's employer provides health coverage to spouses. If all employers with spousal coverage decide to cover partners as well, then Tina could add Susan to Tina's employer plan. But if Susan's employer also provided health benefits, then the net change in the number of people covered by *all* employers is zero, since Tina's employer gains a person and Susan's loses one. If Susan had been uninsured, though, the net change is one new person covered by an employer. In other words, the only new people added with domestic partner coverage are those who were previously uninsured.

This example suggests that the crucial variable in assessing total costs to employers will be how many uninsured people have domestic partners with employer coverage for spouses. In 1997, 32 million adults were uninsured. Estimating the number of those uninsured who have same-sex partners who are employed and receive health insurance is not easy, since data on gay people is sparse. But an estimate can be constructed with some reasonable assumptions.

Suppose that 5% of the U.S. adult population is gay or lesbian and that 50% of those workers have a domestic partner.[23] Then we would expect to find approximately 809,275 uninsured domestic partners. Since only 53% of people had health insurance through their own employer in 1997, only 53% of those uninsured people would likely benefit from their partner's coverage, so roughly 429,000 partners would now get insurance through an employer.[24] Dividing that by the number of employees with health insurance (76.6 million) suggests that employers would experience an average net increased enrollment of 0.6% from covering same-sex domestic partners. This 0.6% enrollment increase would probably result in a smaller increase in total health care costs, since employers often pay less than the full premium for family coverage.

"A universal requirement... would result in only a small cost increase."

The size of the estimated enrollment increase is sensitive to the assumption of the proportion of gay people and how many have partners, but the exercise shows that the number is not likely to be large. Even if 10% of the workforce was gay or lesbian, the net increase in enrollment would be around 1.1%. New enrollment would be lower if some employees chose not to sign their partners up for fear of disclosing their sexual orientation or if the employee cost share for coverage were too high. New enrollment would be higher, though, if the proportion of people with partners were higher.

IV. Conclusions

The experiences of employers who offer domestic partner coverage suggests that employers covering partners are most likely to see an enrollment increase of 1%, even when both same-sex and opposite-sex partners are covered. A smaller number of employers might see a 2% increase.

When used to predict cost increases, these enrollment estimates generate cost increases that are roughly the same. Since employers who now cover both same-sex and opposite-sex partners commonly experience an increased enrollment of approximately 1%, the likely cost increase is approximately 1%. This finding stands up even when assuming that partners are just as likely to have children as are married employees. If partners are less likely to have children, then the cost increase would be less than 1%.

Even a universal requirement that companies offer equal benefits to spouses and to same-sex partners would result in only a small cost increase. Using fairly high estimates of the lesbian and gay population implies an enrollment increase of only 0.6% per employer and a cost increase that is roughly the same.

It is important to put the kind of cost increases resulting from this analysis into perspective for a given employer. One way of thinking about it is to note that this size of cost increase is comparable to the changes typically faced by employers in any given year. Employers are likely to confront increases in benefits costs from changes in health insurance premiums, from changes in employee's marital status or births, or from changes in administrative costs. From this broader perspective, a 1% increase in costs is not large.

And in the larger context of low unemployment rates and enormous competition for labor, employers who offer domestic partner benefits could recoup some of the higher benefits costs through lower hiring and training costs. Exceeding or at least meeting the benefits package offered by labor market competitors is crucial for employee retention. As offering domestic partner benefits becomes more common, competitive pressure will push more employers into taking the plunge.

Employers have little to fear from covering domestic partners, as this report demonstrates. Equalizing benefits comes at a low cost to employers, even though the value of benefits to employees may be very large.

M. V. Lee Badgett is an assistant professor of economics at the University of Massachusetts, Amherst, and is the research director of IGLSS.

ENDNOTES

[1] Figures on number of companies from Human Rights Campaign, "The State of the Workplace for Lesbian, Gay, Bisexual, and Transgendered Americans, 2000," Washington, DC, 2000.
[2] California, Connecticut, New York, Oregon, Vermont, and Washington.
[3] In one study, 56% of employee benefit specialists indicated that cost was the main barrier for their employers. International Society of Certified Employee Benefit Specialists (ISCEBS), "Census of Certified Employee Benefit Specialists: Domestic Partner Benefits," Brookfield, WI, 1995.
[4] See "Employment Cost Trends," Table 1, U.S. Dept. of Labor, Bureau of Labor Statistics, www.bls.gov/news.release/ecect01.htm, downloaded 8/10/99.
[5] Human Rights Campaign, 2000, p. 26 (see note 1).
[6] One exception to this generalization exists in Vermont, where residents can enter into a "civil union" with a same-sex partner. Vermont law requires employers in Vermont to treat people in civil unions and in marriages equally with respect to benefits.
[7] ISCEBS, 1995 (see note 3).
[8] Employer-provided health care benefits are not considered taxable income for an employer and a spouse, but the IRS considers benefits provided for domestic partners to be taxable income for the employee. The added taxes could easily exceed $1000 per year for an employee.
[9] U.S. Dept. of Labor, Bureau of Labor Statistics, "Marital Status and Living Arrangements: March 1998 (update)." P20-514.
[10] Averages are not weighted by city employment. Data from Sally Kohn, "The Domestic Partnership Organizing Manual for Employee Benefits," The Policy Institute of the National Gay and Lesbian Task Force, 1999.
[11] The proportion of unmarried opposite-sex partner households in 1990 ranged from 6.0% in Alaska to 1.8% in Alabama. "Unmarried-Partner Households, by State: 1990," spreadsheet from Population Division, Bureau of the Census, dated 7/13/93.
[12] Spencer's Research Reports on Employee Benefits, "Design Features of Domestic Partner Benefits," Vol. 327, No. 4, May 22, 1992.
[13] The most recent estimate of the cost of caring for an HIV-infected person was $119,000 over many years (Fred J. Hellinger, "The Lifetime Cost of Treating a Person with HIV," *The Journal of the American Medical Association*, Vol. 270, 1994, pp. 474-478). Recent advances in treatment with protease inhibitors have added costly drugs but are likely to cut hospitalization cost (Fred J. Hellinger, "Cost and Financing of Care for Persons with HIV Disease: An Overview," *Health Care Financing Review*, Vol. 19, 1998).
[14] Small employers might have a difficult time convincing their insurance companies to cover domestic partners. In that case, the employer could either add the equivalent amount to the paycheck of partnered employees or could pay the same amount toward insurance premiums paid by the employee's partner.
[15] To see this, 600 employees cost the company $4,250 (85% of $5,000) for a total of $2.55 million, and 600 employees cost the employer $8,500 (85% of $10,000) for a total of $5.1 million. The total cost for health insurance is $7.65 million.
[16] The percentage is calculated as [(change in costs)/(old total costs)] times 100. For example, (25,000/7,650,000) x 100 = 0.3%.
[17] The company pays 85% of $5,000 for all 1200 employees, or $5.1 million, plus half of $5,000 for the 600 employees in the individual-plus-one tier, or $1.5 million. The total cost is now $6.6 million.
[18] These surveys are the 1993 Yankelovich Monitor and the 1992 Voter News Service exit polls.
[19] Of course, if this happens, the average family size covered in the family category could rise and cause a premium increase for that level. However, the change in average family size would probably be very small, given the small percentage of families whose size will increase.
[20] Ruth E. Thaler-Carter, "EMA Model Defines Cost-Per-Hire as Part of Staffing Performance," *HR Magazine*, December 1997.
[21] "1995 Survey of Employer-Provided Training-Employer Results," Bureau of Labor Statistics, U.S. Dept. of Labor, July 1996.
[22] Reprinted from *Money, Myths, and Change: The Economic Lives of Lesbians and Gay Men*, M. V. Lee Badgett, University of Chicago Press, forthcoming in 2001.
[23] The assumption that 5% of the workforce is gay and that half of gay people have partners falls within the range of estimates of those values. See a discussion of such values in James Alm, M. V. Lee Badgett, and Leslie A. Whittington, "Wedding Bell Blues: The Income Tax Consequences of Legalizing Same-Sex Marriage," *National Tax Journal*, June, 2000, pp. 201-214.
[24] The calculation is 32,371,000 (uninsured adults) x .05 (proportion of gay people) x .5 (gays with partners) x .53 (workers with own employer-provided coverage) = 428,916. U.S. statistics from Robert L. Bennefield, "Health Insurance Coverage: 1997," Current Population Reports, P60-202, U.S. Bureau of the Census, Dept. of Commerce, 1998, pp. 1-8.

ANGLES
November, 2000 • © Copyright 2000 IGLSS
ANGLES is the policy journal of the
Institute for Gay and Lesbian Strategic Studies (IGLSS).

IGLSS
P.O. Box 2603 • Amherst, MA 01004-2603
Phone: 413.577.0145 • Fax: 413.549.0183
www.iglss.org
In Washington, D.C.:
P.O. Box 53036 • Washington, DC 20009-3036

Executive Director Stacy Roth
Research Director M. V. Lee Badgett
Layout Jesús Cudemus
Thanks to Nancy Cunningham, Lori Girvin, Stacy Roth, Andrew Sherman and Craig Thomas for their careful comments on this edition of *Angles*.
Angles is supported by a generous grant from the Rainbow Endowment.

Support IGLSS

IGLSS is a 501(c)(3) organization. All contributions are tax-deductible to the extent permitted by law.

☐ **Yes, I/we want to support the important work of the Institute.**

Name(s) ____________

Address ____________

City ____________ State ______ Zip ____

Phone ____________ E-mail ____________

☐ $500 ☐ $250 ☐ $100 ☐ $50 ☐ $25 ☐ Other ________

☐ Please structure my gift for payment throughout the year:
☐ In twelve (12) monthly payments. ☐ In four (4) quarterly payments.
☐ In two (2) semi-annual payments. ☐ Other ________

☐ Please contact me to arrange a gift of stock or securities.

☐ Please do not list my name when you publicly report gifts.

Office of the Secretary of State

Bill Bradbury
Secretary of State


STATE OF OREGON
1859

Elections Division

John Lindback
Director

141 State Capitol
Salem, Oregon 97310-0722

Elections — (503) 986-1518

March 3, 2004

To All Interested Parties:

Secretary of State Bill Bradbury is responsible for the pre-election review of proposed initiative petitions for compliance with the procedural constitutional requirements established in the Oregon Constitution for initiative petitions. This review will be completed before approving the form of the cover and signature sheets for the purpose of circulating the proposed initiative petition to gather signatures.

The Secretary of State is seeking public input on whether proposed initiative petition (#150), satisfies the procedural constitutional requirements for circulation as a proposed initiative petition. Petition #150 was filed in our office on March 2, 2004, by Kent Walton and Dennis R. Tuuri, for the General Election of November 2, 2004.

On the reverse side of this letter is a copy of the text of this proposed initiative petition. If you are interested in providing comments on whether the proposed initiative petition meets the procedural constitutional requirements, please write to the secretary at the Elections Division in the State Capitol. Your comments, if any, must be received by the Elections Division no later than March 24, 2004, in order for them to be considered in the review.

BILL BRADBURY
Secretary of State

BY:

Summer Davis
Compliance Specialist

The Constitution of the State of Oregon is amended as follows:

It is the policy of Oregon, and its political subdivisions, that only a marriage between one man and one woman shall be valid or legally recognized as a marriage.

Yahoo! News Mon, Jan 03, 2005

Election 2004

Elections - Oregon
Results provided by AP

Interactive Oregon Election Results Map
County-by-county, district-by-district results for all national and state races in Oregon; complete ballot initiatives/measures/propositions information

Oregon Measure 36 Define Marriage

1004 of 1004 precincts - 100 percent

x- Yes 979,049 - 57 percent
No 742,442 - 43 percent

- Oregon President
- Oregon U.S. Senate
- Oregon voting on the Measure 35 Limits Med Malpractice Claims
- Oregon Measure 33 Expand Marijuana Use
- Oregon Measure 36 Define Marriage
- Oregon Measure 35 Limits Med Malpractice Claims
- Oregon U.S. House District 1
- Oregon U.S. House District 2
- Oregon U.S. House District 3
- Oregon U.S. House District 4
- Oregon U.S. House District 5

ELECTION RESUI

Candidate	Electoral	States W
R Bush ✔	286	31
D Kerry	252	20

99% Precincts Reporting - Sat N
270 Elect

Election Results & Map

Senate - House - Initiatives - Guber

Latest General Election News

Ex-Congresswoman Shirley Chisholm I
AP - 56 minutes ago

Bush Meeting With Newcomers to Con
AP - 2 hours, 26 minutes ago

Elder Bush, Clinton to Lead Relief Effor
AP - 33 minutes ago

Rosenberg to Seek DNC Chairmanship
AP - 2 hours, 52 minutes ago

Iraq, Iran, North Korea Top Bush Agen
AP - Mon Jan 3,10:19 AM ET

More News

Your Elected Officials

Find elected officials, including the presic of Congress, governors, state legislators and more.

Enter your Zip Code: Go

Search by State

Tools by Capitol Advantage

Slideshows



Elections Slic
A condolence bc Indian embassy President Bush, 2005 ...
More Elections

Blogs



AT&T CODE OF CONDUCT

Note: AT&T's Code of Conduct contains a number of AT&T telephone numbers and intranet links that are reserved for the use of AT&T employees, and which have been omitted from this publicly posted version.

February 2004

TABLE OF CONTENTS



AT&T CODE OF CONDUCT

Note: AT&T's Code of Conduct contains a number of AT&T telephone numbers and intranet links that are reserved for the use of AT&T employees, and which have been omitted from this publicly posted version.

I. CHAIRMAN'S LETTER

February 2004

AT&T faces new challenges and demands every day. This Code of Conduct ("Code") provides information about the standards that AT&T expects all employees to follow, which are most clearly embodied in the values of "Our Common Bond" — respect for individuals, dedication to helping customers, highest standards of integrity, innovation and teamwork.

In meeting the challenges and demands of our business, we will be judged by our customers, colleagues and shareholders not only by what we do, but how we do it. Please read this Code and familiarize yourself with its long-standing provisions and certain guidelines that have recently been added. More important, as you face new and difficult situations, be sure to consult this Code and, as appropriate, seek the input of supervisors and those in Human Resources to help determine the proper way to handle such matters. This Code does not address every situation or set forth every rule, because there are other Company or supplemental business unit policies, practices and instructions — as well as common sense and legal standards of conduct — to which employees are expected to adhere. This Code is also not intended to substitute for every employee's responsibility to exercise good judgment in the workplace.

Although compliance with this Code is a condition of employment for all employees, the Code is not a contract of employment and does not create any contractual rights of any kind between AT&T and its employees.

Employees who do not comply with the Code of Conduct and other company policies may be disciplined, up to and including dismissal — even for a first offense in appropriate circumstances — and may face criminal prosecution if their conduct is unlawful.

Where local country laws contain mandatory requirements that are more stringent or differ from the provisions of this Code of Conduct, such local country requirements prevail for employees working in those countries.

David Dorman



II. OUR COMMON BOND

We Commit to These Values to Guide Our Decisions and Behavior:

Respect For Individuals
We treat each other with respect and dignity, valuing individual and cultural differences. We communicate frequently and with candor, listening to each other regardless of level or position. Recognizing that exceptional quality begins with people, we give individuals the authority to use their capabilities to the fullest to satisfy their customers. Our environment supports personal growth and continuous learning for all AT&T people.

Dedication To Helping Customers
We truly care for each customer. We build enduring relationships by understanding and anticipating our customers' needs and by serving them better each time than the time before. AT&T customers can count on us to consistently deliver superior products and services that help them achieve their personal or business goals.

Highest Standards Of Integrity
We are honest and ethical in all our business dealings, starting with how we treat each other. We keep our promises and admit our mistakes. Our personal conduct ensures that AT&T's name is always worthy of trust.

Innovation
We believe innovation is the engine that will keep us vital and growing. Our culture embraces creativity, seeks different perspectives and risks pursuing new opportunities. We create and rapidly convert technology into products and services, constantly searching for new ways to make technology more useful to customers.

Teamwork
We encourage and reward both individual and team achievements. We freely join with colleagues across organizational boundaries to advance the interests of customers and shareowners. Our team spirit extends to being responsible and caring partners in the communities where we live and work.

By living these values, AT&T aspires to set a standard of excellence worldwide that will reward our shareowners, our customers, and all AT&T people.

Among other things, "Living Our Common Bond" means behaving in law-abiding and ethical ways in all our business relationships, dealings, and activities. Some of the principles you will find in the Code are highlighted below.

III. LIVING OUR COMMON BOND

We comply with applicable laws that govern AT&T's operations.
See pages 29-30

We create and maintain workplaces characterized by:

Open communication and sharing of ideas.
See pages 6-7

Respect for individuals and freedom from unlawful discrimination.
See pages 7-8

Safe and healthy working conditions.
See page 8

Respect for employee privacy.
See page 9

We never let our business dealings on behalf of AT&T be influenced by personal or family interests.
See pages 9-11

We comply with AT&T's policies for serving on outside boards.
See pages 10-11

We do not take advantage of non-public AT&T information or other information to which we have access.
See pages 11-12

We ensure that AT&T intellectual property rights are properly protected and respect the intellectual property rights of others.
See pages 12-15

We safeguard and make proper and efficient use of company funds and property.
See pages 15-16

We follow proper recordkeeping and financial reporting procedures.
See page 16-17



We earn customers' business and build relationships with them by representing our products and services honestly.

See pages 17-19

We do not accept gifts, entertainment, or anything else of value that could cloud our business judgment.

See pages 20-22

We compete vigorously, relying on the merits of our products, services, and people.

See pages 22-26

We support involvement in the communities where we live and work.

See pages 27-29

We notify Corporate Security or the Law Division whenever we suspect, observe, or learn of unethical business conduct or the commission of any dishonest, destructive, or illegal act.

See pages 29-30

Employees who do not comply with the Code and other company policies may be disciplined, up to and including dismissal. Inquiries concerning interpretation of this Code may be directed to the Corporate Security Hotline or the Law Division.

IV. PEOPLE

We treat each other with respect and dignity, valuing individuals and cultural differences.

These simple words from Our Common Bond identify a fundamental and powerful value at AT&T: Respect for individuals, whether they are colleagues at AT&T, customers, suppliers, or anyone else in the many places around the world where we live and work.

Open Communication

Open communication helps make our Common Bond value of respect for individuals come alive. It means AT&T employees give each other accurate and timely information about business issues. AT&T employees listen to each other, our customers, and suppliers because we believe communication is as much about listening as it is about talking. Differing opinions and expressions of concern are welcomed. While we may disagree with one another, we know that healthy debate is important. We keep the communications channels open.



When communication takes the form of a concern or complaint, AT&T employees can take that concern or complaint to a supervisor. If the complaint is about the supervisor, or if the supervisor cannot solve the problem, AT&T employees may take the matter to higher management or other appropriate persons without fear of reprisal or retaliation. Any person wishing to report such conduct may contact the Corporate Security Hotline. All allegations will be investigated thoroughly and no reprisals will be taken against people who report suspected violations in good faith and their identities will be protected to the extent consistent with law and AT&T policy.

Our communication with one another and other stakeholders, including customers and suppliers, is always professional and courteous. Being rude or abusive to one another, to customers, to suppliers, or to others is not acceptable.

Open communication is an extension of respect for individuals on another level. AT&T co-workers, customers, suppliers and others depend on AT&T employees to take responsibility for what we say and do. If we make commitments, we keep them; if we're going to be absent from work, we promptly tell our supervisors so commitments to customers and others can be met. And we are honest with our work time, because others count on us to each do our share in making the consistent delivery of superior AT&T products and services the trademark of our business.

Treatment of People

AT&T is committed to providing a work environment that respects each employee as an individual and an important member of the culturally diverse, worldwide AT&T team.

In keeping with this commitment and Our Common Bond value of respect for individuals, AT&T is committed to providing a work environment free from unlawful discrimination or harassment based on race, color, religion, national origin, sex, age, disability, sexual orientation, marital status, or any other protected characteristic. This means that AT&T and its employees comply with applicable human rights and employment equity legislation, and we do not discriminate unlawfully in any aspect of employment, including recruiting, hiring, compensation, promotions, or termination. It also means that AT&T employees must not permit or engage in conduct that creates an intimidating, harassing or offensive work environment. Such conduct includes, but is not limited to, racist, sexist, or ethnic comments or jokes; sexual advances or inappropriate physical contact; or sexually-oriented gestures, pictures, jokes, or statements.

If you believe that you are the victim of discriminatory or harassing conduct, report it to your supervisor or a Human Resources representative. All complaints will be investigated promptly and without retaliation.



In addition, personnel decisions should be based on valid business considerations and should not be based on personal relationships. Employees should not make a personnel decision concerning a relative, family member or other person with whom the employee has a similarly close personal relationship.

Workplace Safety

AT&T is committed to making the work environment safe and healthy for its employees and others. To this end, AT&T complies with all applicable laws and regulations relating to safety and health in the workplace. Employees are told about procedures that are in place to protect them from generally recognized workplace hazards. AT&T employees should immediately report dangerous conditions so that workplace accidents are minimized. In day-to-day operations, AT&T employees should integrate safety, health, and ergonomics into design, installation, use, maintenance, and service procedures.

To help ensure a safe and healthy work environment, AT&T prohibits some activities. Examples include:

- Threatening or violent behavior, or even the suggestion of such behavior, toward others, including co-workers, customers, and suppliers.
- Possession of firearms, explosives, or other weapons anywhere on company property or while conducting company business.[1]
- Willful destruction of company property or the property of others.

AT&T is also committed to a drug-free workplace. The use of illegal drugs, and the misuse of legal drugs, while on company premises or business interferes with a safe, healthy, and productive work environment and is prohibited. Specifically, AT&T prohibits the use, possession, distribution, or sale of illegal drugs on its premises, and in its vehicles, and while conducting AT&T business. Furthermore, no employee may conduct AT&T business while under the influence of illegal drugs or alcohol. Any person wishing to report such conduct may contact the Corporate Security Hotline. All allegations will be investigated thoroughly and no reprisals will be taken against people who report suspected violations in good faith and their identities will be protected to the extent consistent with law and AT&T policy.

---

[1] Employees whose assigned workplace is Alaska and who are specifically authorized to possess a firearm while conducting company business in wild, remote areas under the AT&T Alascom Weapons Authorization Policy may possess firearms under these limited circumstances.

Privacy of Employee Records

AT&T recognizes that privacy is important to each of us. The company therefore maintains only those employee records required for business, legal, or contractual reasons, and limits access to and knowledge of those records to people who need the information for legitimate business or legal purposes.

If you have access to personal information about co-workers, take precautions to ensure it is properly marked (e.g., Private) and that it is not misused or disclosed improperly. In addition, observe all applicable laws regarding employee information, including those that limit the movement of personnel data across national borders.

Conflicts of Interest

A conflict of interest arises when an employee's personal interests conflict with his or her responsibilities to AT&T. AT&T's policy regarding conflicts of interest is straightforward: Employees may not compete with AT&T and may never let business dealings on behalf of AT&T be influenced — or even appear to be influenced — by personal or family interests. One area that often creates serious potential conflicts of interest is when an employee makes an investment in a company that sells or wishes to sell its services to AT&T, and in particular when an employee is offered the opportunity to participate in a public stock offering of such a company. It is generally not appropriate for employees to make such investments.

Competing with AT&T

To avoid competing with AT&T, employees may not enter into unauthorized business relationships with competitors. This means, among other things, that you may not work for or operate a competing business or assist any unauthorized person outside AT&T — including family or friends — in the planning, design, manufacture, sale, purchase, installation, or maintenance of products or services that compete or could compete with AT&T products or services or any other work performed by AT&T.

Generally, the following limited financial investments, absent any control or direction of a competitor, do not conflict with this prohibition:

- An ownership interest that constitutes less than one percent (1%) of the debt or equity of a competitor and the value of the investment does not exceed ten percent of the value of an employee's personal investments.
- An ownership acquired prior to the effective date of employment with AT&T or ownership acquired by inheritance.
- An employee's investments held through mutual funds with a diverse portfolio or in the employee's AT&T 401(k) plan.

For purposes of the Code, AT&T defines a competitor as one who is engaged in, or has announced its intention to engage in, any of the businesses engaged in by AT&T. Where the competitive (or potential competitive) overlap between AT&T and the other firm is de minimus and will remain so for a reasonable period, the firm will not be considered a competitor of AT&T for the purposes of these guidelines. Generally, AT&T will consider an overlap de minimus where the product or service accounts for two percent (2%) or less of AT&T's annual revenues. Any questions regarding whether an overlap between AT&T and another firm are de minimus should be directed to the Office of the Corporate Secretary or the AT&T attorney designated to support your organization.

AT&T policy also prohibits its employees from taking advantage of business opportunities reasonably available to AT&T. Any questions regarding this policy should be directed to the Human Resources organization.

When an employee accepts a job with a competitor with the intention of terminating his or her employment with AT&T, the employee should immediately inform his or her supervisor of the employee's employment plans. Employees who leave AT&T remain legally obligated not to disclose AT&T's proprietary information to any new employer or anyone else who has not signed an appropriate non-disclosure agreement with AT&T. AT&T's proprietary information can include information regarding the particular skill sets, assignments or expertise of its employees. Accordingly, employees may not share this information with their new employer to facilitate the new employer's recruitment of AT&T personnel.

Employees should also be familiar with AT&T's Non-Competition Guideline.

Board of Directors Membership

Any Management employee considering serving on the board of directors or an advisory board or similar body of any outside company should give advance notice to the AT&T Corporate Secretary so that the proposed directorship may be reviewed to determine whether there is any conflict of interest and whether the service will be permitted. Conflicts may occur when a company is an AT&T vendor or competitor. Approval of the employee's supervisor should also be obtained.

Corporate Secretary approval is required for both individual (personal) and AT&T (corporate) representatives on public or private, for-profit boards of directors and advisory boards or similar bodies. In addition, the concurrence of the Chief Financial Officer must be obtained before any employee acting as AT&T's representative takes a board seat or board observer rights in an entity not controlled by AT&T.

Corporate Secretary approval is not required for participation on boards or similar bodies of not-for-profit charitable or educational entities unless the entity is a standards setting body relating to AT&T's business. However, an employee must receive the prior approval of the Executive Vice President of Public Relations before an employee takes any position with a not-for-profit entity as AT&T's delegate or representative.

In no event may any employee serving on any board or similar body as AT&T's representative receive compensation of any kind, directly or indirectly, for such service.

In no event may any employee serving on any board or similar body in a personal capacity be reimbursed by AT&T, directly or indirectly, for any expenses related to such activity.

Acting for Personal Gain

AT&T employees must not let personal interests interfere with business dealings. For example, do not:

- Influence, either directly or indirectly, AT&T's dealings with any supplier with whom you have a personal or financial relationship.
- Work for or represent a supplier in its dealings with AT&T.
- Use AT&T's name, information, property, time, or other resources to perform outside activities such as a second job or a personal outside board membership or similar position. Your personal activities must always be kept separate from your employment with AT&T. Generally, it is recommended that all second jobs should be approved by your supervisor and the Law Division.

It is AT&T's position that it owns any product, service or intellectual property reasonably related to AT&T's business that is developed or invented by an employee, even if the employee develops it on his or her own time. Accordingly, an employee may not market or sell any such product, service or intellectual property without written authorization from AT&T.

Insider Information

There are laws that prohibit the use of insider information when buying, selling, or trading publicly-traded securities, including not only AT&T securities but also the securities of companies about which you have non-public information as a result of business activities. Insider information can take many forms, but always includes information which is not available to the public and which might influence an investor's decision to buy, sell, or hold securities in a company. It includes acquisition plans; financial information and forecasts; new contracts, products, or discoveries; major organizational changes; or other business plans.

You must not buy, sell, or trade AT&T securities or the securities of other companies about which you have insider information until after that information becomes public. You also may not engage in any transaction where you may profit from short-term speculative swings in the value of AT&T securities, "short sales" (selling borrowed securities) of AT&T securities and derivative transactions relating to AT&T securities, including "put" and "call" options (rights to sell or buy securities within a certain time period at a specified price).

Because insider information is extremely valuable and sensitive, AT&T employees must handle it just like other AT&T proprietary information: Do not discuss it with family, friends, or anyone else; do not talk about it in public places or on unsecure wireless devices; do not fax it to unattended machines; do not transmit it electronically in an unsecure way; and do not tell others at AT&T unless they must know for business reasons.

If you have questions about insider information, contact the Law Division.

V. ASSETS

Our obligation to AT&T shareowners and ourselves is to safeguard AT&T's assets. This means that AT&T employees must protect AT&T's physical property as well as its intangible assets such as intellectual property, including brand names, and goodwill.

Intellectual Property

Intellectual property includes patents, copyrights, trademarks, service marks, trade names and proprietary information. A brief description of each type of intellectual property follows.

Patents

The owner of a patent has the right to exclude others from making, using, selling, offering for sale or importing the invention that is the subject of the patent. Patentable inventions may include software, services, methods and processes (including methods of doing business), articles of manufacture and improvements. Patents are granted by the Department of Commerce based upon filed patent applications that meet all requirements of Federal Law and Regulation.

Copyrights

Copyright laws protect the original expression in, among other things, written materials (including books, magazines, trade journals, training materials), computer software, artwork, photographs, music and videos, and prohibit their unauthorized duplication, distribution, alteration, display, and performance. Copyright rights arise at the time a work is fixed in a tangible medium of expression – for example, when words are written on paper, when music is recorded on audiotape, when computer code is saved on a disk. Although registration is not required for copyright rights to arise, in the United States registration must be made in order to enforce such rights.

Trademarks, Service Marks and Trade Names

Trademarks and service marks ("brands") are used to identify goods and services and to distinguish those goods and services from those of another. Trade names are used to identify a business. In the United States rights in trademarks, service marks, and trade names arise from use, but in many other countries rights arise through registration. Nevertheless, registration in the United States and other countries confers significant statutory benefits upon the owner.

Before AT&T adopts and uses any new name or brand, AT&T Law Division clearance must be obtained as well as AT&T Brand Management approval. A process to secure such approvals can be found at brand.att.com.

AT&T does not license others to use its name or brands unless there is a strategic reason to do so. All proposals to license the AT&T name or brands or allow others to use the AT&T name or brands as trademarks or service marks must be approved by the Chairman and Chief Executive Officer, Chief Financial Officer, General Counsel and Executive Vice President of Public Relations, or as otherwise provided in AT&T's then current Schedule of Authorizations.

Proprietary Information

Proprietary information – sometimes referred to as "trade secret" information or "know-how" – is information or knowledge that AT&T has determined must not be disclosed to others, except as required by law or permitted by company policy or under contract, because doing so could disadvantage AT&T competitively or financially; because the information could hurt or embarrass employees, customers, suppliers, joint venture partners, or the company; or because the information belongs to others and we have agreed to keep it private.

Proprietary information includes — but is not limited to – the following:

- AT&T's research and development information, such as inventions, patent applications, and engineering and laboratory notebooks.
- Customer and employee information.
- Network engineering and management.
- Technical information and know-how.

- Business strategies, business results, unannounced products or services, marketing plans, pricing, and financial data.
- Non-public information about products or services, including hardware and software specifications and designs.
- Confidential organizational information.
- Non-public information available to employees on the AT&T Intranet.

For more information regarding the nature and types of intellectual property, contact the Law Division.

Intellectual Property Policy

It is AT&T's policy to create and manage the intellectual property of AT&T to support and further AT&T's strategic business priorities. AT&T will not engage in the dissemination of its intellectual property – publishing articles and licensing or otherwise transferring patents, copyrights, technology, know-how, service marks and trademarks – unless it supports a specific business activity.

All proposals to license or transfer rights in patents, software in source or object code form, technology and know-how to a third party, whether on a commercial or noncommercial basis, must be approved by, among others, the Intellectual Property Coordination Council (IPCC) and the AT&T Chief Technology Officer (CTO). The AT&T Publication Release Policy governs the publication of articles.

For more information contact the Law Division.

Protection of Proprietary Information

AT&T's proprietary information is protected primarily through its safeguarding and nondisclosure. As specified in AT&T security policies, each of us is responsible for ensuring that proprietary information is protected from theft, damage, unauthorized disclosure, or inappropriate use. Always store such information in a safe place and follow AT&T security policies and requirements, including proprietary marking requirements, for all the information including that stored in computer systems you use. See also AT&T's network security policies. In addition, use common sense to help prevent accidental disclosure of proprietary information. Remember that you can be overheard in public places such as airplanes, elevators, and restaurants, and when using portable communication devices. AT&T employees may never use proprietary information for personal benefit or other non-AT&T business.

Disclosure of AT&T proprietary information may be made only when there is a valid business reason, and then only (i) in accordance with the AT&T Publication Release Policy, (ii) under a Non-Disclosure Agreement in accordance with the AT&T Schedule of Authorizations, or (iii) under an appropriate License Agreement which requires approval by the IPCC and the CTO. The Publication Release Policy is applicable to situations where it is proposed that AT&T proprietary information appear in a publicly available periodical, book, conference proceedings, or the like. Non-Disclosure Agreements are for use in situations where AT&T and another entity are considering the possibility of a business or technical arrangement, and proprietary information must be shared so that a decision about proceeding with the proposed arrangement can be made. A License Agreement is used when AT&T desires to allow another entity to use AT&T proprietary information for a business or technical purpose.

Contact the Law Division for additional information.

Assets of Others

AT&T respects intellectual property rights. AT&T will not knowingly infringe, misappropriate, dilute or apply for, anywhere in the world, the valid intellectual property rights of others which include copyrights, patents, trademarks, service marks, and proprietary information or trade secrets and know how. (See section on Gathering Competitive Information.)

This means, among other things, that we may not reproduce, distribute, alter, display or perform the copyrighted materials of others, including materials from books, trade journals, computer software, magazines, tapes, CDs, videotapes, DVDs, or data, music or video files obtained on the Internet, without permission of the copyright owner or its authorized agents such as the American Society of Composers, Authors and Publishers (ASCAP), or Broadcast Music, Inc (BMI). It also means that one business unit or division may not reproduce, distribute alter, display or perform the copyrighted materials specifically created by or for another business unit or division without permission. Questions regarding such licenses should be directed to the Law Division.

Third party software used in connection with AT&T's business must be properly licensed and used only in accordance with that license. Such licenses are to be obtained through AT&T's Supplier Management Division. Using unlicensed software could constitute copyright or patent infringement.

For more information, contact the Law Division.

Company Funds and Property

All AT&T employees are responsible for safeguarding and making proper and efficient use of company funds and property by following procedures to prevent their loss, theft, or unauthorized use. Company funds and property include company time; cash, checks, drafts, and charge cards; land and buildings; records; vehicles; equipment, including fax machines, copiers, and telephones; computer hardware and software; scrap and obsolete equipment; and all other funds and property.

Here are some ways to protect company funds and property:

- Make sure expenditures are for legitimate business purposes.
- Keep accurate and complete records of funds spent.
- Use corporate charge cards only for business purposes.
- Make sure computer and communications equipment and systems (including passwords or other methods used to access or transmit data) and the information they contain are protected against unauthorized access, use, modification, destruction, theft, loss or disclosure.
- Use AT&T's trademarks and service marks in accordance with company instructions.
- Use telephones, e-mail and the Internet only for legitimate business purposes. While some incidental personal use may be permitted, these means of communication must never be excessive or used for illegal purposes, or in a manner inconsistent with AT&T's policies, or the Code.
- Using AT&T computer systems to send, forward or reply to chain letters, hoaxes or virus warnings, is prohibited.

Actual or suspected loss, damage, misuse, theft, embezzlement, or destruction of company funds or property should be reported immediately to the Corporate Security Hotline.

Company Records

Accurate and complete records are critical in meeting AT&T's financial, legal, and management obligations, as well as in fulfilling our obligations to customers, suppliers, shareowners, employees, government agencies and ministries, and others. Company records include employee and payroll records; vouchers; bills; time reports; billing records; measurement, performance, and production records; and other essential data.

To protect company records, we must always:

- Prepare records accurately and completely.

- Sign only records that are accurate and complete.

- Retain records according to legal requirements and the company records retention schedules.

- Disclose records only as authorized by company policy or in response to legal process.

Questions about protecting or releasing company records should be directed to the Corporate Secretary's Office.

From time to time AT&T is a party to litigation or subject to investigations. In such circumstances, AT&T may be obligated to retain documents relevant to these proceedings beyond their scheduled retention requirements. In such situations, AT&T employees must comply with records destruction holds discussed in the AT&T Records Retention Schedule.

Financial Reporting

It is extremely important that AT&T's accounting, financial, and other systems provide accurate and timely reporting of transactions involving company assets. Every accounting or financial record, as well as the underlying support data, must accurately describe the transaction without omission, concealment, or falsification of information, and must comply with applicable accounting standards.

Questions about requirements for financial reporting may be directed to the Chief Financial Officer organization or the Law Division.

VI. CONDUCTING AT&T'S BUSINESS

Customer and Supplier Relations

Our Common Bond recognizes that integrity and customer satisfaction go hand in hand. In today's fiercely competitive marketplace, we can only succeed by meeting the high expectations of our customers with our products and services.

Selling to Customers

AT&T employees compete vigorously, but fairly. AT&T does not misrepresent its services and products, even if it means losing a sale. Where silence about a fact could mislead a customer, employees shall disclose the information, subject to appropriate safeguards where the information is proprietary to AT&T. AT&T communicates clearly and precisely so that our customers understand the terms of our contracts, including performance criteria, schedules, prices, and responsibilities.

Privacy of Customer Information

Privacy of customer communications has always been fundamental to AT&T's business. AT&T's global network for voice, data, and multimedia transmissions is expanding and becoming more interactive and accessible. While customers welcome "user-friendly" products and services, advances in ease of access may heighten their concerns about privacy. Our commitment to safeguard the privacy of customer communications takes on added significance in this environment. Each of us must ensure that we meet this commitment.

AT&T does not:

- Disclose the location of equipment, circuits, trunks, or cables to any unauthorized person.
- Tamper with or intrude upon any voice, video, data, or fax transmission.
- Listen to or repeat customers' conversations or communications, or, except in accordance with law, permit either to be monitored or recorded.
- Except in accordance with law, install or permit anyone to install any device that enables someone to listen to, observe, or determine that a communication has occurred.
- Allow employee access to customer information except on a need to know basis.
- Except as disclosed, monitor service calls.

Contact AT&T Security with questions about the privacy of customer communications. Contact the Law Division with questions about the privacy of all other forms of customer information.

Special rules also apply to AT&T's use within the Company of Customer Proprietary Network Information ("CPNI"). CPNI is information about the quantity, type, technical configuration, destination and volumes of a customer's telephone service. The CPNI rules permit AT&T to freely use CPNI to initiate or establish or bill for service. CPNI can also be used as part of AT&T's credit process and to protect AT&T's network from fraud or abuse. In certain sales or marketing situations, however, CPNI cannot be shared among business units without the customer's specific approval. Contact the Law Division with any questions about the use of CPNI.

Doing Business with Governments

Special care must be taken when dealing with government customers. Activities that might be appropriate when working with private sector customers may be improper and even unlawful when dealing with government employees. For example, under the federal Procurement Integrity Act, it is generally unlawful for AT&T employees: to discuss employment or business opportunities with any government official involved in a pending procurement; to solicit or obtain certain types of information from the government or other bidders that is related to procurement contracts; or to have a former government employee work or consult on a proposal for a contract where that employee was involved in the procurement as a government employee during the preceding year.

The law also strictly prohibits offering or giving anything of value to a government employee involved in a pending procurement. AT&T policy also strictly forbids the offering or giving of anything of value to government employees who work in government agencies that may be involved in decisions to purchase services or products from AT&T. This AT&T policy applies to state, local and foreign government employees involved in procurement decisions as well as federal government employees. Any questions regarding application of this policy to state and local government officials should be directed to the Law Division.

Under the law, AT&T may also be required to inform the government of any actual or potential violation of this law. Therefore, if an AT&T employee learns of any actual or potential violation of this law, he or she must contact Corporate Security or the Law Division.

Employees who work with U.S. government customers are required to participate in the AT&T Corporate/Personal Integrity Program (C/PIP), which provides specific guidance. AT&T employees to whom the C/PIP applies are required annually to read this policy and sign a certification that they have done so. The Law Division can provide information for employees who work with state, local or foreign governments.

Choosing Suppliers

AT&T considers multiple factors when selecting a supplier. These factors include, among other things, price, quality, delivery capability, reputation for service and integrity and the supplier's status as a customer of AT&T's services. AT&T can also indicate to those who sell to us an expectation that they will also *buy from us*. The Supplier Management Division and the Law Division should be consulted concerning the procedures and requirements applicable to proposed reciprocal arrangements.

It is the responsibility of employees to work through the Supplier Management Division (or its specifically designated agents in the units) in selecting suppliers. In addition, any purchasing activities must comply with the requirements of AT&T's internal procurement guidelines and the company's Schedule of Authorizations.

Bribery and Kickbacks

Bribes: Federal and state laws and regulations, as well as AT&T policy, strictly prohibit offering, making, soliciting or receiving anything that may be offered in exchange for favorable treatment or advantage, such as money, gifts or entertainment. Bribery for business advantage is strictly forbidden, and is a criminal offense.

Kickbacks: Anti-kickback laws and AT&T policy prohibit the providing, soliciting or acceptance of any kickback. A kickback is anything of value provided to a vendor or a vendor decision-maker for the purpose of obtaining, or attempting to obtain favorable treatment in connection with the award of either a commercial or government contract or subcontract.

Allegations of suspected bribery and/or kickbacks can be directed to the Corporate Security Hotline or the Law Division.

Gifts, Meals, and Entertainment For Non-Government Customers and Suppliers

Gifts

Gift-giving practices vary around the world. Gifts are generally given to create goodwill and, in some parts of the world, declining a gift may insult the giver. On the other hand, accepting a gift may create a conflict of interest or the appearance of a conflict of interest. Moreover, gifts given or accepted to obtain a business advantage may constitute a bribe or a kickback.

When is it appropriate to give a gift? AT&T does not buy business, but earns it on the strength of its products, services and commitment to customer satisfaction. AT&T employees may not seek a competitive advantage through the use of gifts and may never offer or give a gift in exchange for a customer's business. In other contexts, such as during the holiday season or to celebrate an important event in a customer's or supplier's business or life, a gift may be given if it is properly authorized and appropriate to do so. Any questions regarding the propriety of giving a gift should be directed to your supervisor and the Law Division should be consulted where necessary.

When is it appropriate to accept a gift? Generally, employees may accept a gift if it is unsolicited, inexpensive, and not given to obtain favorable treatment in connection with obtaining AT&T business. Otherwise, employees should decline the gift and explain AT&T's policy to the gift-giver. AT&T employees may never solicit gifts, directly or indirectly, from customers or suppliers. Under no circumstances may employees accept payments, loans, bribes or kickbacks from anyone. Further, gifts should not be accepted from suppliers that are in the process of responding to an AT&T request for a competitive quotation.

In parts of the world where gift-giving is common practice and not accepting a gift could reflect badly on AT&T, it may be appropriate to accept an expensive gift — as long as doing so would not violate any laws or in any way discredit AT&T, the gift is unsolicited, is not offered to obtain favorable treatment, and would not influence an employee's or AT&T's business judgment. If you receive such a gift, consult your supervisor who — in consultation with the Law Division — will determine the disposition of the gift.

Meals and Entertainment

AT&T may offer meals or other modest or routine forms of entertainment to customers or suppliers as a courtesy during the course of conducting normal business. Where entertainment for customers or suppliers that is more than modest or routine is contemplated, employees must obtain the consent of their supervisor in advance.

Any meals or entertainment must be conducted in a manner consistent with AT&T's policies, including the Common Bond and the Code of Conduct. For example, employees may not conduct business or entertain for business purposes in establishments that discriminate or that may otherwise be offensive because of the type of entertainment featured at such establishments.

AT&T employees may accept meals or other modest forms of entertainment from customers or suppliers as a courtesy extended during the normal course of business, provided the entertainment is not being offered to obtain favorable treatment in connection with obtaining AT&T business and is not systematic and ongoing.

If a customer or supplier proposes entertainment that is more than modest, employees must obtain the consent of their supervisor before accepting the invitation.

Gifts, Meals, and Entertainment of Government Officials

Separate and more stringent gift, meals and entertainment rules apply to government officials. AT&T employees usually may not offer or give gifts, meals, entertainment or other things of value to any federal, state, local or foreign government employee involved in procurement decisions or who works for government agencies that have responsibility for purchasing services or product provided by AT&T. The provision of these can result in AT&T being disqualified from bidding for government procurement contracts. (See section on Doing Business with Governments.) Any questions regarding compliance with this provision should be directed to the Law Division. Should an employee have any question as to whether a particular action might be subject to this provision, the employee must consult with the Law Division prior to taking any such action.

It is also AT&T's general policy that employees may not give gifts, meals, entertainment, or other things of value to other types of government officials, such as elected officials, because federal, state or local laws either prohibit or significantly restrict such practices. Where applicable law permits gifts, entertainment, meals or other things of value to be provided to elected federal, state or local officials, these may **only** be offered and provided by members of AT&T's Law Division. Any deviation from these guidelines could result in AT&T exceeding dollar limitations on the amount of things of value that may be given to officials, resulting in liability and damaging publicity to AT&T. Any questions regarding this policy for state or local officials should be directed to the appropriate Law and Government Affairs Vice President, and to the appropriate Director level employee of the Federal Government Affairs office in Washington D.C. for federal officials.

Because the Foreign Corrupt Practices Act and foreign laws may be implicated in the context of foreign gift giving, the International group of the Law Division should be consulted before any type of gift is offered or given to, or accepted from, a foreign official. Absent consultation with the Law Division, no employee may offer a gift to, or accept one from, a foreign official.

Competition

Our competitive efforts must rely upon the merits of our services, products, and people, not on unfair or unethical practices.

Antitrust Laws

Many countries have antitrust or competition laws designed to benefit consumers by promoting competition. While varying in scope, these laws primarily prohibit conspiracies that reduce or eliminate competition or unilateral conduct that is anticompetitive. AT&T complies with the antitrust or competition laws of all countries where we do business.

U.S. antitrust laws apply to business in the United States and, in certain circumstances, to business conducted in other countries. Where U.S. law applies, AT&T is generally prohibited from:

- Making agreements or reaching understandings with competitors to set minimum or maximum prices or any term of sale affecting price; to allocate customers, products, services, or territories; or to set the supply or production levels for any product or service. To avoid even the appearance of such activities, AT&T should not exchange pricing or other competitive information with competitors or provide such information to a trade association without prior consultation with the Law Division. Employees must also refrain from discussing such information with competitors at gatherings such as trade association meetings or standards bodies meetings. (See also Gathering Competitive Information.) Employees should also consult with the Law Division on the timing and manner in which AT&T plans to announce price increases or decreases to customers.

- Making agreements or reaching understandings with competitors not to deal with any customer, supplier, or competitor, or any group of customers, suppliers, or competitors.

- Dictating minimum resale prices of AT&T products or services offered by independent distributors, retailers or other resellers.

There are other activities that might also violate U.S. antitrust laws, such as certain other refusals to do business, certain exclusive dealing arrangements, charging below-cost prices, the setting of maximum resale prices that a distributor or retailer of AT&T's products or services must use, and certain restrictions on intellectual property licenses. There are also specific U.S. and foreign laws that might apply to the sale or acquisition of a company's stock, assets or intellectual property, including exclusive licenses thereto, or to the formation of a joint venture. In the U.S., if a transaction is over a certain size, parties to a transaction must notify the Department of Justice and the Federal Trade Commission of their transaction prior to closing. In Europe, parties to transactions above a certain size must make a filing very shortly after the signing of a contract. Because of these and other countries' notification requirements, the Law Division must be consulted at the initial stages of any such planned transaction.

Because this area of the law is complex, and the penalties for violation severe, including imprisonment, contact the Law Division whenever you have questions about antitrust or competition laws of the countries where AT&T conducts business, or believe that such laws might apply.

Gathering Competitive Information

Gathering information about competitors, when done legally and ethically, is a legitimate business activity. It enhances our knowledge of the marketplaces in which we sell and helps us understand and meet customer needs.

However, competitive information should never be obtained — directly or indirectly — by improper means such as misappropriation of proprietary information, bribing a competitor's employee, or misrepresenting the fact that you are an AT&T employee, or hiring a consultant to engage in any of this conduct. There are also other ways competitive information could come to your attention, such as when you are attending trade shows, trade association gatherings, or other types of meetings with competitors. In such cases, AT&T employees may not participate in discussions with competitors about pricing, profit margins or costs, bids, terms or conditions of sale, sales territories, market share, distribution practices, or other competitive information. Not only do these types of conversations pose the risk of an AT&T employee obtaining proprietary information through inappropriate means, they also can create the appearance or form the basis of a price fixing conspiracy among competitors. Such activities generally are illegal under the antitrust laws. If you find yourself involved in this type of discussion, excuse yourself and immediately report the incident to the Law Division or Corporate Security. With Law Division guidance, limited sharing of competitively sensitive information of a competitor may occur where the competitor is also an AT&T customer, supplier, or prospective joint venture partner, and there is a legitimate business reason for the exchange of such information.

Always remember that obtaining competitive information by improper means could subject AT&T to liability, including monetary damages and criminal penalties, as well as other negative consequences such as embarrassing publicity or damaged customer relationships. The Law Division can answer questions about gathering competitive information, antitrust laws and unfair competition.

Regulation of Telecommunications

AT&T complies with the telecommunications laws of countries where it does business. The Law Division oversees compliance with these laws and regulations, and can provide guidance about the specific requirements of the Communications Act and other federal, state and foreign regulations.

Advertising

It is unlawful for advertising and other promotional claims to mislead, deceive or create unrealistic expectations about a product or service. Further, legal requirements mandate that factual claims – either express or implied – that are material to the intended audience must be substantiated before they are made. Not only does the law require truthful advertising, it also serves as an important element in maintaining the trust that our customers have in AT&T.

Advertising can establish a customer's first impression of AT&T or motivate a current customer to try a new product or service. It can help create lifetime customers or it can send them to the competition. Customers trust AT&T because they know we stand behind the quality of our products and services. To comply with the law and maintain our customers' hard-won trust, our advertisements and other communications must always accurately and fairly describe our products and services. Anything less — anything that could be construed as deceptive — would be a serious disservice to our customers and could hurt AT&T's good name.

Questions about advertising or other external communications should be directed to Public Relations or the Law Division. To ensure legal compliance, all advertising — regardless of its medium — must be reviewed by the Law Division prior to its use.

International Trade

International trade laws control the movement of products, services, and technology around the world.

Export Control Laws

Export control laws govern the shipment of commodities and technical information from one country to another, as well as the disclosure of technical information or source code to a non-U.S. individual, whether inside or outside of the U.S. Such export laws control the distribution of hardware, software and technical information, no matter how shipped, personally carried, mailed or transmitted. For example, facsimile copies or electronic mail containing technical information (e.g., encryption information) sent to another country or disclosed in the U.S. to a non-U.S. individual are considered exports.

AT&T employees are required to comply with all applicable export laws and regulations. For example, AT&T will not accept orders or make shipments of commodities, software or technology to individuals and organizations listed on various U.S. "denied parties" lists, which are set forth on the International Trade Compliance Web Site. Furthermore, before initiating any transactions with a country embargoed by the United States, AT&T employees must receive clearance from their organization's attorney.

Import Laws

U.S. import laws govern the import of commodities into the United States. These laws control what can be imported into the United States, how the articles should be marked, and the amount of duty to be paid. Other countries also have laws that control imports and regulate import duties. AT&T complies with the customs laws of all countries. If you are involved in a transaction that results in the importation of any hardware, software or technical information into the U.S. from a foreign country or from a non-U.S. person, you should contact the Law Division.

Foreign Corrupt Practices Act ("FCPA")

The Foreign Corrupt Practices Act prohibits AT&T employees from offering, paying, promising to pay money or give anything of value, directly or indirectly, to officials of any foreign government, candidates for foreign political office, or foreign political parties or party officials (collectively "Foreign Officials") for the purposes of obtaining, retaining or directing business. (See also the previous section entitled "Gifts, Meals, and Entertainment of Government Officials".)

Under the FCPA, there are two, very limited circumstances pursuant to which a person may provide money or something of value to Foreign Officials. First, payments may be made to Foreign Officials to facilitate "routine government actions" such as obtaining permits, licenses or other government documents or processing government papers such as visas or work orders. Second, a person is permitted to incur reasonable expenditures on behalf of Foreign Officials which are directly related to (a) promoting, demonstrating, or explaining products or services or (b) executing or performing a contract with a foreign government or agency. **Before any payments are offered or made or expenses incurred, AT&T employees must receive approval from the Law Division.**

International Economic Boycotts

U.S. law prohibits companies from participating in or supporting economic boycotts that are not sanctioned by the U.S. government. For example:

- AT&T may not refuse or agree to refuse to do business with a boycotted country, its nationals, or blacklisted companies.
- AT&T may not discriminate or agree to discriminate against individuals or companies on the basis of race, religion, sex, national origin, or nationality.
- AT&T may not furnish or agree to furnish information, directly or indirectly, about any person's race, religion, sex, national origin, or membership in or support of charitable or fraternal organizations supporting a boycotted country.
- AT&T may not furnish information about AT&T 's or any person's past, present, or prospective relationship with boycotted countries, nationals of boycotted countries, or blacklisted companies.
- AT&T may not pay, honor, negotiate, or implement letters of credit containing prohibited boycott provisions.

In addition, because AT&T must report to the U.S. government any request to participate in or support an economic boycott not sanctioned by the U.S. government, AT&T employees should report any requests to the Law Division. Such requests could be received orally or in the form of bid invitations, purchase orders, contracts, letter of credits, shipping documents, or other written communications.

For answers to international trade-related questions, please see the International Trade Compliance Web Site or contact your unit's Trade Compliance Administrator, a member of the international trade compliance organization (all of whom are listed on the web site), or the Law Division.

Community Support

We believe in contributing to the well-being of local and regional communities.

Community Activities

AT&T encourages employees to participate in community activities, and has initiated programs to facilitate community volunteer work by employees. When participating in community activities that are not specifically sponsored by AT&T, employees are participating in their individual capacity and not as representatives of AT&T, and must not give the impression that they are acting for AT&T. Moreover, employees should ensure, that no conflict of interest — either actual or potential — exists between their AT&T employment and their duties in public or civic affairs, whether elective or appointed, paid, or voluntary. For example, sometimes employees who perform public service or hold an elected or appointed position are called upon to make decisions that might affect AT&T or its competitors, or influence the industries in which AT&T competes. If you find yourself in a situation like this, you should consult the Law Division and counsel for the organization on which you serve, or if time does not permit, abstain from the vote.

Political Contributions

AT&T complies fully with all federal, state, local and foreign laws governing the contribution of funds or assets to candidates for political office or to political parties. Under U.S. federal law, AT&T may not contribute corporate funds or make in-kind corporate contributions to candidates for federal office, and no employee or agent may approve such contributions on behalf of the corporation. In those states which prohibit contributions to state political candidates, AT&T's policy is the same as that for federal candidates. Where state and foreign laws permit corporate contributions to political candidates, the AT&T Law & Government Affairs organization is the **only** organization within AT&T that may approve, offer and make such a political contribution. Any request for or interest in AT&T making a contribution to a political candidate or party must be forwarded to and handled by Law & Government Affairs.

The prohibitions described above are not intended to interfere with AT&T's administration of Political Action Committees (PACs) in the United States. These committees are supported by voluntary contributions from employees using their personal rather than company monies. Employees have the right to refuse to contribute to AT&T PAC and will neither be advantaged nor disadvantaged by their decision in this regard.

Political Involvement

AT&T supports employee participation in the political process. Employees, however, are prohibited from using their positions with AT&T, or AT&T's assets, to try to influence the personal decisions of others to contribute to or otherwise support political parties or candidates.

Interaction with the Media and Analysts

AT&T takes seriously its legal and business obligations to communicate accurately with the news media and financial industry analysts. Talking with the press or analysts calls for both clarity and consistency to ensure that we respect our securities laws obligations. Inappropriate comments can be very damaging. It is also a violation of federal securities law to selectively disclose material, non-public information about AT&T or other public companies. Therefore, employees who are contacted by the news media or investor analysts should not respond to the inquiry but should redirect the inquiry to the appropriate organization to respond. Calls may be directed to the employee's business unit public relations manager, or directly to Corporate Public Relations or Investor Relations.

External Communications

External statements to the general public by AT&T also call for clarity and consistency to ensure that the general public is accurately informed of AT&T's business and positions. Statements to the general public are therefore coordinated and made by Public Relations. AT&T employees must work with and through Public Relations when planning any announcement to the public. Any questions concerning this policy should be directed to Public Relations. See also AT&T's Disclosure Policy.

Similarly, AT&T's Law Division is responsible for planning and executing AT&T's communications with federal, state, local and foreign governments. AT&T employees should coordinate all communication efforts with government officials with the Law Division.

Environmental Protection

AT&T complies with all environmental, safety, and health laws and regulations of the countries where we conduct business. AT&T also:

- Promotes awareness about protecting the environment.
- Considers environmental criteria when evaluating projects, products, processes, and purchases.
- Encourages technologies that don't pollute.
- Employs processes and product designs that minimize waste.

- Protects the environment by conserving resources, recycling, and reusing materials.

- Designs products that are safe for people to use and that meet or exceed all applicable government standards and regulations.

Contact the Environment, Health and Safety organization if you have questions about AT&T's environmental protection policy.

VII. COMPLIANCE

This Code affirms our commitment to the highest standards of integrity in our relationships with one another and customers, suppliers, shareowners, and others in the communities where we live and work. Each employee should obtain a personal copy of the Code to read carefully and keep for future individual use and reference. As a condition of being placed on the payroll, every new hire will be required to execute a written acknowledgment[2] in which the new hire acknowledges having a copy of the Code and agrees to abide by its provisions. Each U.S. based management employee will complete a Code of Conduct Acknowledgement electronically or, if that is not possible, manually via Form 181A, on an annual basis thereafter, which will evidence the employee's familiarity and compliance with the Code. When employee acknowledgements cannot be verified, supervisors will review the Code with people they support at least once every calendar year, certify in writing via Form 180 the fact that the review session occurred[3], and file a copy of the certification and acknowledgement in each employee's personnel file.

While compliance is every person's responsibility, AT&T has established a compliance structure which assigns oversight responsibility to the Chief Compliance Officer, who is AT&T's Vice President-Law and Corporate Secretary. Business unit and division heads are responsible for establishing, implementing, and maintaining an effective program, including appropriate supplementary policies and practices, and a system of internal controls, to ensure compliance by everyone in their organizations with all laws and regulations and the provisions of the Code. The Code is also an important component in AT&T's compliance program with the Federal Sentencing Guidelines. People who supervise others have a special responsibility to show, through words and actions, personal commitment to the highest standards of integrity. In particular, supervisors — as coaches and leaders — must:

- Maintain an environment of open communication in which Our Common Bond values and the provisions of the Code and related policies and instructions are shared, and discussed.

---

[2] To be kept in the personnel file maintained by the employee's business unit or division with a copy to be kept in the employee's permanent personnel file.

[3] Including the date and place of the review and the issue date of the Code that was reviewed.

- Ensure that their people understand Our Common Bond values and the provisions of this Code, and give them additional training, when appropriate.

- Take reasonable steps to ensure that unethical conduct within their areas of responsibility is detected and addressed.

- Consider whether a person lives Our Common Bond values before placing him or her in a position of responsibility.

Every one of us must comply with the letter and spirit of all applicable laws and regulations, with the provisions of this Code of Conduct, and with other company policies and instructions. Ultimately, our conduct is our own responsibility. None of us should ever commit dishonest, destructive, or illegal acts even if directed to do so by a supervisor or co-worker, nor should we direct others to act improperly. In addition, employees may not deviate from AT&T's policies and instructions even if doing so appears to be to the company's advantage. Any waiver of the Code of Conduct for AT&T Executive Officers or a member of the Board of Directors can be made *only* by the AT&T Board of Directors or a committee of the Board of Directors and must be promptly disclosed to shareowners.

Employees are individually responsible for notifying Corporate Security immediately if they suspect, observe, or learn of unethical business conduct or the commission of any dishonest, destructive, or illegal act. Corporate Security will investigate all reports, including those made anonymously, and provide feedback when appropriate. There will be no reprisals against people who report suspected violations in good faith and their identities will be protected to the extent consistent with law and AT&T policy. Additionally, there will be no reprisals against employees who provide information to regulatory or law enforcement agencies or legislative bodies to the extent provided by applicable law. Employees should contact the Law Division for guidance on complying with the law.

Because AT&T believes so strongly in ethical behavior, employees who don't comply with the provisions of this Code of Conduct and other company policies and instructions may be disciplined, up to and including dismissal — even for a first offense in appropriate circumstances — and criminal prosecution if the law has been broken.


AT&T

News Release
For Release Tuesday, May 7, 2002
AT&T Receives Award for Diversity and Environmental Leadership

BASKING RIDGE, N.J. – AT&T today announced that it has received an award from the Environmental Careers Organization (ECO) for its commitment to diversity and the environment.

ECO presented AT&T with the Corporate 2002 Excellence in Diversity and Environmental Stewardship Award at its National Roundtable on Diversity in the Environment awards reception in Arlington, Va. ECO recognized AT&T for its accomplishments and dedication in the areas of environmental stewardship and organizational commitment to diversity.

"AT&T understands and demonstrates the importance of developing, maintaining, and nurturing workforces that reflect diversity and its many dimensions," said Jeff Cook, president and founder of ECO. "This honor is awarded to organizations that understand the very fundamental need to be stewards of the environment - to leave as small an environmental footprint on the earth as possible and to participate in and initiate practices and work processes that positively impact where we work, live and play."

"Focusing on the environment and diversity is not only good corporate citizenship, it also makes good business sense," said Frank Ianna, president of AT&T Network Services. "Encouraging diversity brings more viewpoints to the table and results in better decisions. Focusing on environmental programs such as telework saves money, gives employees better life styles, and improves our communities. Our commitment in both of these areas makes AT&T a better place to work."

One of AT&T's goals is to benefit the company, its employees and the community through environment, health and safety programs. In two years, AT&T obtained net revenue of over $14 million through its supplier take-back programs. These programs enable AT&T to return worn-out products, such as carpeting and electronic equipment, to manufacturers when they no longer can be used.

With a 32-year history of focusing on supplier diversity, AT&T actively supports hundreds of thousands of minority-, women- and veteran-owned business enterprises (MWVBE). Through AT&T's Supplier Diversity Program, AT&T helps these businesses achieve successful growth and expansion. In 2000, AT&T received the Pioneer Award from the U.S. Department of Commerce for innovations in implementing large transactions with minority- and women-owned businesses. AT&T was also recognized as one of America's top corporations for women's business enterprises in 2001 by the Women's Business Enterprise Council.

ECO, a 30-year old national non-profit organization, began its Diversity Initiative in 1990, recognizing the need for greater cultural diversity in the environmental field. ECO hosted the National Roundtable on Diversity in the Environment to bring together professionals and leaders from across the country to discuss the issue of the underrepresentation of people of color in the environmental field and to develop strategies and action plans for addressing this critical matter.

For more information about AT&T's environmental, health and safety commitment, visit www.att.com/ehs. For more information about AT&T's supplier diversity program, see www.att.com/supplier_diversity.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14 (CF)

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

A. What is the purpose of this bulletin?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and
- suggest ways in which both companies and shareholders can facilitate our review of no-action requests.

Because the substance of each proposal and no-action request differs, this bulletin primarily addresses procedural matters that are common to companies and shareholders. However, we also discuss some substantive matters that are of interest to companies and shareholders alike.

We structured this bulletin in a question and answer format so that it is easier to understand and we can more easily respond to inquiries regarding its contents. The references to "we," "our" and "us" are to the Division of Corporation Finance. You can find a copy of rule 14a-8 in Release No. 34-40018, dated May 21, 1998, which is located on the Commission's website at www.sec.gov/rules/final/34-40018.htm.

B. Rule 14a-8 and the no-action process.

1. What is rule 14a-8?

Rule 14a-8 provides an opportunity for a shareholder owning a relatively small amount of a company's securities to have his or her proposal placed alongside management's proposals in that company's proxy materials for presentation to a vote at an annual or special meeting of shareholders. It has become increasingly popular because it provides an avenue for communication between shareholders and companies, as well as among shareholders themselves. The rule generally requires the company to include the proposal unless the shareholder has not complied with the rule's procedural requirements or the proposal falls within one of the 13 substantive bases for exclusion described in the table below.

Substantive Basis	Description
Rule 14a-8(i)(1)	The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.
Rule 14a-8(i)(2)	The proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject.
Rule 14a-8(i)(3)	The proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.
Rule 14a-8(i)(4)	The proposal relates to the redress of a personal claim or grievance against the company or any other person, or is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large.

Rule 14a-8(i)(5)	The proposal relates to operations that account for less than 5% of the company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.
Rule 14a-8(i)(6)	The company would lack the power or authority to implement the proposal.
Rule 14a-8(i)(7)	The proposal deals with a matter relating to the company's ordinary business operations.
Rule 14a-8(i)(8)	The proposal relates to an election for membership on the company's board of directors or analogous governing body.
Rule 14a-8(i)(9)	The proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.
Rule 14a-8(i)(10)	The company has already substantially implemented the proposal.
Rule 14a-8(i)(11)	The proposal substantially duplicates another proposal previously submitted to the company by another shareholder that will be included in the company's proxy materials for the same meeting.
Rule 14a-8(i)(12)	The proposal deals with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within a specified time frame and did not receive a specified percentage of the vote. Please refer to questions and answers F.2, F.3 and F.4 for more complete descriptions of this basis.
Rule 14a-8(i)(13)	The proposal relates to specific amounts of cash or stock dividends.

2. How does rule 14a-8 operate?

The rule operates as follows:

- the shareholder must provide a copy of his or her proposal to the company by the deadline imposed by the rule;

- if the company intends to exclude the proposal from its proxy materials, it must submit its reason(s) for doing so to the Commission and simultaneously provide the shareholder with a copy of that submission. This submission to the Commission of reasons for excluding the proposal is commonly referred to as a no-action request;

- the shareholder may, but is not required to, submit a reply to us with a copy to the company; and

- we issue a no-action response that either concurs or does not concur in the company's view regarding exclusion of the proposal.

3. What are the deadlines contained in rule 14a-8?

Rule 14a-8 establishes specific deadlines for the shareholder proposal process. The following table briefly describes those deadlines.

120 days before the release date disclosed in the previous year's proxy statement	Proposals for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the release date of the previous year's annual meeting proxy statement. Both the release date and the deadline for receiving rule 14a-8 proposals for the next annual meeting should be identified in that proxy statement.
14-day notice of defect(s)/ response to notice of defect(s)	If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.

80 days before the company files its definitive proxy statement and form of proxy	If a company intends to exclude a proposal from its proxy materials, it must submit its no-action request to the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission unless it demonstrates "good cause" for missing the deadline. In addition, a company must simultaneously provide the shareholder with a copy of its no-action request.
30 days before the company files its definitive proxy statement and form of proxy	If a proposal appears in a company's proxy materials, the company may elect to include its reasons as to why shareholders should vote against the proposal. This statement of reasons for voting against the proposal is commonly referred to as a statement in opposition. Except as explained in the box immediately below, the company is required to provide the shareholder with a copy of its statement in opposition no later than 30 calendar days before it files its definitive proxy statement and form of proxy.
Five days after the company has received a revised proposal	If our no-action response provides for shareholder revision to the proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, the company must provide the shareholder with a copy of its statement in opposition no later than five calendar days after it receives a copy of the revised proposal.

In addition to the specific deadlines in rule 14a-8, our informal procedures often rely on timely action. For example, if our no-action response requires that the shareholder revise the proposal or supporting statement, our response will afford the shareholder seven calendar days from the date of receiving our response to provide the company with the revisions. In this regard, please refer to questions and answers B.12.a and B.12.b.

4. What is our role in the no-action process?

Our role begins when we receive a no-action request from a company. In these no-action requests, companies often assert that a proposal is excludable under one or more parts of rule 14a-8. We analyze each of the bases for exclusion that a company asserts, as well as any arguments that the shareholder chooses to set forth, and determine whether we concur in the company's view.

The Division of Investment Management processes rule 14a-8 no-action requests submitted by registered investment companies and business development companies.

Rule 14a-8 no-action requests submitted by registered investment companies and business development companies, as well as shareholder responses to those requests, should be sent to

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

All other rule 14a-8 no-action requests and shareholder responses to those requests should be sent to

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

5. What factors do we consider in determining whether to concur in a company's view regarding exclusion of a proposal from the proxy statement?

The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company. We analyze the prior no-action letters that a company and a shareholder cite in support of their arguments and, where appropriate, any applicable case law. We also may conduct our own research to determine whether we have issued additional letters that support or do not support the company's and shareholder's positions. Unless a company has demonstrated that it is entitled to exclude a proposal, we will not concur in its view that it may exclude that proposal from its proxy materials.

6. Do we base our determinations solely on the subject matter of the proposal?

No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter. The following chart illustrates this point by showing that variations in the language of a proposal, or different bases cited by a company, may result in different responses. As shown below, the first and second examples deal with virtually identical proposals, but the different company arguments resulted in different responses. In the second and third examples, the companies made similar arguments, but differing language in the proposals resulted in different responses.

Company	Proposal	Bases for exclusion that the company cited	Date of our response	Our response
PG&E Corp.	Adopt a policy that independent directors are appointed to the audit, compensation and nomination committees.	Rule 14a-8(b) only	Feb. 21, 2000	We did not concur in PG&E's view that it could exclude the proposal. PG&E did not demonstrate that the shareholder failed to satisfy the rule's minimum ownership requirements. PG&E included the proposal in its proxy materials.
PG&E Corp.	Adopt a bylaw that independent directors are appointed for all future openings on the audit, compensation and nomination committees.	Rule 14a-8(i)(6) only	Jan. 22, 2001	We concurred in PG&E's view that it could exclude the proposal. PG&E demonstrated that it lacked the power or authority to implement the proposal. PG&E did not include the proposal in its proxy materials.
General Motors Corp.	Adopt a bylaw requiring a *transition to* independent directors for each seat on the audit, compensation and nominating committees as openings occur (emphasis added).	Rules 14a-8(i)(6) and 14a-8(i)(10)	Mar. 22, 2001	We did not concur in GM's view that it could exclude the proposal. GM did not demonstrate that it lacked the power or authority to implement the proposal or that it had substantially implemented the proposal. GM included the proposal in its proxy materials.

7. Do we judge the merits of proposals?

No. We have no interest in the merits of a particular proposal. Our concern is that shareholders receive full and accurate information about all proposals that are, or should be, submitted to them under rule 14a-8.

8. Are we required to respond to no-action requests?

No. Although we are not required to respond, we have, as a convenience to both companies and shareholders, engaged in the informal practice of expressing our enforcement position on these submissions through the issuance of no-action responses. We do this to assist both companies and shareholders in complying with the proxy rules.

9. Will we comment on the subject matter of pending litigation?

No. Where the arguments raised in the company's no-action request are before a court of law, our policy is not to comment on those arguments. Accordingly, our no-action response will express no view with respect to the company's intention to exclude the proposal from its proxy materials.

10. How do we respond to no-action requests?

We indicate either that there appears to be some basis for the company's view that it may exclude the proposal or that we are unable to concur in the company's view that it may exclude the proposal. Because the company submits the no-action request, our response is addressed to the company. However, at the time we respond to a no-action request, we provide all related correspondence to both the company and the shareholder. These materials are available in the Commission's Public Reference Room and on commercially available, external databases.

11. What is the effect of our no-action response?

Our no-action responses only reflect our informal views regarding the application of rule 14a-8. We do not claim to issue "rulings" or "decisions" on proposals that companies indicate they intend to exclude, and our determinations do not and cannot adjudicate the merits of a company's position with respect to a proposal. For example, our decision not to recommend enforcement action does not prohibit a shareholder from pursuing rights that he or she may have against the company in court should management exclude a proposal from the company's proxy materials.

12. What is our role after we issue our no-action response?

Under rule 14a-8, we have a limited role after we issue our no-action response. In addition, due to the large number of no-action requests that we receive between the months of December and February, the no-action process must be efficient. As described in answer B.2, above, rule 14a-8 envisions a structured process under which the company submits the request, the shareholder may reply and we issue our response. When shareholders and companies deviate from this structure or are unable to resolve differences, our time and resources are diverted and the process breaks down. Based on our experience, this most often occurs as a result of friction between companies and shareholders and their inability to compromise. While we are always available to facilitate the fair and efficient application of the rule, the operation of the rule, as well as the no-action process, suffers when our role changes from an issuer of responses to an arbiter of disputes. The following questions and answers are examples of how we view our limited role after issuance of our no-action response.

a. If our no-action response affords the shareholder additional time to provide documentation of ownership or revise the proposal, but the company does not believe that the documentation or revisions comply with our no-action response, should the company submit a new no-action request?

No. For example, our no-action response may afford the shareholder seven days to provide documentation demonstrating that he or she satisfies the minimum ownership requirements contained in rule 14a-8(b). If the shareholder provides the required documentation eight days after receiving our no-action response, the company should not submit a new no-action request in order to exclude the proposal. Similarly, if we indicate in our response that the shareholder must provide factual support for a sentence in the supporting statement, the company and the shareholder should work together to determine whether the revised sentence contains appropriate factual support.

b. If our no-action response affords the shareholder an additional seven days to provide documentation of ownership or revise the proposal, who should keep track of when the seven-day period begins to run?

When our no-action response gives a shareholder time, it is measured from the date the shareholder receives our response. As previously noted in answer B.10, we send our response to both the company and the shareholder. However, the company is responsible for determining when the seven-day period begins to run. In order to avoid controversy, the company should forward a copy of our response to the shareholder by a means that permits the company to prove the date of receipt.

13. Does rule 14a-8 contemplate any other involvement by us after we issue a no-action response?

Yes. If a shareholder believes that a company's statement in opposition is materially false or misleading, the shareholder may promptly send a letter to us and the company explaining the reasons for his or her view, as well as a copy of the proposal and statement in opposition. Just as a company has the burden of demonstrating that it is entitled to exclude a proposal, a shareholder should, to the extent possible, provide us with specific factual information that demonstrates the inaccuracy of the company's statement in opposition. We encourage shareholders and companies to work out these differences before contacting us.

14. What must a company do if, before we have issued a no-action response, the shareholder withdraws the proposal or the company decides to include the proposal in its proxy materials?

If the company no longer wishes to pursue its no-action request, the company should provide us with a letter as soon as possible withdrawing its no-action request. This allows us to allocate our resources to other pending requests. The company should also provide the shareholder with a copy of the withdrawal letter.

15. If a company wishes to withdraw a no-action request, what information should its withdrawal letter contain?

In order for us to process withdrawals efficiently, the company's letter should contain

- a statement that either the shareholder has withdrawn the proposal or the company has decided to include the proposal in its proxy materials;
- if the shareholder has withdrawn the proposal, a copy of the shareholder's signed letter of withdrawal, or some other indication that the shareholder has withdrawn the proposal;
- if there is more than one eligible shareholder, the company must provide documentation that all of the eligible shareholders have agreed to withdraw the proposal;
- if the company has agreed to include a revised version of the proposal in its proxy materials, a statement from the shareholder that he or she accepts the revisions; and
- an affirmative statement that the company is withdrawing its no-action request.

C. Questions regarding the eligibility and procedural requirements of the rule.

Rule 14a-8 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.

a. How do you calculate the market value of the shareholder's securities?

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

b. What type of security must a shareholder own to be eligible to submit a proposal?

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example

A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?

Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

---

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-word limitation?

Any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement. Therefore, any "title" or "heading" that meets this test may be counted toward the 500-word limitation.

b. Does referencing a website address in the proposal or supporting statement violate the 500-word limitation of rule 14a-8(d)?

No. Because we count a website address as one word for purposes of the 500-word limitation, we do not believe that a website address raises the concern that rule 14a-8(d) is intended to address. However, a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this regard, please refer to question and answer F.1.

3. Rule 14a-8(e)(2) requires that proposals for a regularly scheduled annual meeting be received at the company's principal executive offices by a date not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The following questions and answers address a number of issues that come up in applying this provision.

a. How do we interpret the phrase "before the date of the company's proxy statement released to shareholders?"

We interpret this phrase as meaning the approximate date on which the proxy statement and form of proxy were first sent or given to shareholders. For example, if a company having a regularly scheduled annual meeting files its definitive proxy statement and form of proxy with the Commission dated April 1, 2001, but first sends or gives the proxy statement to shareholders on April 15, 2001, as disclosed in its proxy statement, we will refer to the April 15, 2001 date as the release date. The company and shareholders should use April 15, 2001 for purposes of calculating the 120-day deadline in rule 14a-8(e)(2).

b. How should a company that is planning to have a regularly scheduled annual meeting calculate the deadline for submitting proposals?

The company should calculate the deadline for submitting proposals as follows:

- start with the release date disclosed in the previous year's proxy statement;
- increase the year by one; and
- count back 120 calendar days.

Examples

If a company is planning to have a regularly scheduled annual meeting in May of 2003 and the company disclosed that the release date for its 2002 proxy statement was April 14, 2002, how should the company calculate the deadline for submitting rule 14a-8 proposals for the company's 2003 annual meeting?

- The release date disclosed in the company's 2002 proxy statement was April 14, 2002.
- Increasing the year by one, the day to begin the calculation is April 14, 2003.
- "Day one" for purposes of the calculation is April 13, 2003.
- "Day 120" is December 15, 2002.
- The 120-day deadline for the 2003 annual meeting is December 15, 2002.
- A rule 14a-8 proposal received after December 15, 2002 would be untimely.

If the 120th calendar day before the release date disclosed in the previous year's proxy statement is a Saturday, Sunday or federal holiday, does this change the deadline for receiving rule 14a-8 proposals?

No. The deadline for receiving rule 14a-8 proposals is always the 120th calendar day before the release date disclosed in the previous year's proxy statement. Therefore, if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely.

c. How does a shareholder know where to send his or her proposal?

The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

d. How does a shareholder know if his or her proposal has been received by the deadline?

A shareholder should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices.

4. Rule 14a-8(h)(1) requires that the shareholder or his or her qualified representative attend the shareholders' meeting to present the proposal. Rule 14a-8(h)(3) provides that a company may exclude a shareholder's proposals for two calendar years if the company

included one of the shareholder's proposals in its proxy materials for a shareholder meeting, neither the shareholder nor the shareholder's qualified representative appeared and presented the proposal and the shareholder did not demonstrate "good cause" for failing to attend the meeting or present the proposal. The following questions and answers address issues regarding these provisions.

a. Does rule 14a-8 require a shareholder to represent in writing before the meeting that he or she, or a qualified representative, will attend the shareholders' meeting to present the proposal?

No. The Commission stated in Release No. 34-20091 that shareholders are no longer required to provide the company with a written statement of intent to appear and present a shareholder proposal. The Commission eliminated this requirement because it "serve[d] little purpose" and only encumbered shareholders. We, therefore, view it as inappropriate for companies to solicit this type of written statement from shareholders for purposes of rule 14a-8. In particular, we note that shareholders who are unfamiliar with the proxy rules may be misled, even unintentionally, into believing that a written statement of intent is required.

b. What if a shareholder provides an unsolicited, written statement that neither the shareholder nor his or her qualified representative will attend the meeting to present the proposal? May the company exclude the proposal under this circumstance?

Yes. Rule 14a-8(i)(3) allows companies to exclude proposals that are contrary to the proxy rules, including rule 14a-8(h)(1). If a shareholder voluntarily provides a written statement evidencing his or her intent to act contrary to rule 14a-8(h)(1), rule 14a-8(i)(3) may serve as a basis for the company to exclude the proposal.

c. If a company demonstrates that it is entitled to exclude a proposal under rule 14a-8(h)(3), can the company request that we issue a no-action response that covers both calendar years?

Yes. For example, assume that, without "good cause," neither the shareholder nor the shareholder's representative attended the company's 2001 annual meeting to present the shareholder's proposal, and the shareholder then submits a proposal for inclusion in the company's 2002 proxy materials. If the company seeks to exclude the 2002 proposal under rule 14a-8(h)(3), it may concurrently request forward-looking relief for any proposal(s) that the shareholder may submit for inclusion in the company's 2003 proxy materials. If we grant the company's request and the company receives a proposal from the shareholder in connection with the 2003 annual meeting, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal from its proxy materials for that meeting. Although we will retain that notice in our records, we will not issue a no-action response.

5. In addition to rule 14a-8(h)(3), are there any other circumstances in which we will grant forward-looking relief to a company under rule 14a-8?

Yes. Rule 14a-8(i)(4) allows companies to exclude a proposal if it relates to the redress of a personal claim or grievance against the company or any other person or is designed to result in a benefit to the shareholder, or to further a personal interest, that is not shared by the other shareholders at large. In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance. As in answer C.4.c, above, if we grant this relief, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal(s) from its proxy materials. Although will retain that notice in our records, we will not issue a no-action response.

6. What must a company do in order to exclude a proposal that fails to comply with the eligibility or procedural requirements of the rule?

If a shareholder fails to follow the eligibility or procedural requirements of rule 14a-8, the rule provides procedures for the company to follow if it wishes to exclude the proposal. For example, rule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if

- within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding; and

- the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s).

Section G.3 – Eligibility and Procedural Issues, below, contains information that companies may want to consider in drafting these notices. If the shareholder does not timely respond or remedy the defect(s) and the company intends to exclude the proposal, the company still must submit, to us and to the shareholder, a copy of the proposal and its reasons for excluding the proposal.

a. **Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?**

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

b. **Should companies instruct shareholders to respond to the notice of defect(s) by a specified date rather than indicating that shareholders have 14 calendar days after receiving the notice to respond?**

No. Rule 14a-8(f) provides that shareholders must respond within 14 calendar days of receiving notice of the alleged eligibility or procedural defect(s). If the company provides a specific date by which the shareholder must submit his or her response, it is possible that the deadline set by the company will be shorter than the 14-day period required by rule 14a-8(f). For example, events could delay the shareholder's receipt of the notice. As such, if a company sets a specific date for the shareholder to respond and that date does not result in the shareholder having 14 calendar days after receiving the notice to respond, we do not believe that the company may rely on rule 14a-8(f) to exclude the proposal.

c. **Are there any circumstances under which a company does not have to provide the shareholder with a notice of defect(s)? For example, what should the company do if the shareholder indicates that he or she does not own at least $2,000 in market value, or 1%, of the company's securities?**

The company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied. In the example provided in the question, because the shareholder cannot remedy this defect after the fact, no notice of the defect would be required. The same would apply, for example, if

- the shareholder indicated that he or she had owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal;
- the shareholder indicated that he or she did not own securities entitled to be voted on the proposal at the meeting;
- the shareholder failed to submit a proposal by the company's properly determined deadline; or

- the shareholder, or his or her qualified representative, failed to attend the meeting or present one of the shareholder's proposals that was included in the company's proxy materials during the past two calendar years.

In all of these circumstances, the company must still submit its reasons regarding exclusion of the proposal to us and the shareholder. The shareholder may, but is not required to, submit a reply to us with a copy to the company.

D. Questions regarding the inclusion of shareholder names in proxy statements.

1. If the shareholder's proposal will appear in the company's proxy statement, is the company required to disclose the shareholder's name?

No. A company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, a company can indicate that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. May a shareholder request that the company not disclose his or her name in the proxy statement?

Yes. However, the company has the discretion not to honor the request. In this regard, if the company chooses to include the shareholder proponent's name in the proxy statement, rule 14a-8(l)(1) requires that the company also include that shareholder proponent's address and the number of the company's voting securities that the shareholder proponent holds.

3. If a shareholder includes his or her e-mail address in the proposal or supporting statement, may the company exclude the e-mail address?

Yes. We view an e-mail address as equivalent to the shareholder proponent's name and address and, under rule 14a-8(l)(1), a company may exclude the shareholder's name and address from the proxy statement.

E. Questions regarding revisions to proposals and supporting statements.

In this section, we first discuss the purpose for allowing shareholders to revise portions of a proposal and supporting statement. Second, we express our views with regard to revisions that a shareholder makes to his or her proposal before we receive a company's no-action request, as well as during the course of our review of a no-action request. Finally, we address the circumstances under which our responses may allow shareholders to make revisions to their proposals and supporting statements.

1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

Despite the intentions underlying our revisions practice, we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance. This is not beneficial to all participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike. Therefore, when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading.

2. If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?

No, but it *may* accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under

- rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and
- rule 14a-8(e), which imposes a deadline for submitting shareholder proposals.

3. **If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?**

No, but it *may* address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request. Again, it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both.

4. **If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, should the shareholder provide a copy of the revisions to us?**

Yes. All shareholder correspondence relating to the no-action request should be sent to us and the company. However, under rule 14a-8, no-action requests and shareholder responses to those requests are submitted to us. The proposals themselves are not submitted to us. Because proposals are submitted to companies for inclusion in their proxy materials, we will not address revised proposals unless the company chooses to acknowledge the changes.

5. **When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?**

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

Basis	Type of revision that we may permit
Rule 14a-8(i)(1)	When a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal.

Rule 14a-8(i)(2)	If implementing the proposal would require the company to breach existing contractual obligations, we may permit the shareholder to revise the proposal so that it applies only to the company's future contractual obligations.
Rule 14a-8(i)(3)	If the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.
Rule 14a-8(i)(6)	Same as rule 14a-8(i)(2), above.
Rule 14a-8(i)(7)	If it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification.
Rule 14a-8(i)(8)	If implementing the proposal would disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming shareholder meeting, we may permit the shareholder to revise the proposal so that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming shareholder meeting.
Rule 14a-8(i)(9)	Same as rule 14a-8(i)(8), above.

F. Other questions that arise under rule 14a-8.

1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?

Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

2. **Rule 14a-8(i)(12) provides a basis for a company to exclude a proposal dealing with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials. How does rule 14a-8(i)(12) operate?**

Rule 14a-8(i)(12) operates as follows:

a. First, the company should look back three calendar years to see if it previously included a proposal or proposals dealing with substantially the same subject matter. If it has not, rule 14a-8(i)(12) is not available as a basis to exclude a proposal from this year's proxy materials.

b. If it has, the company should then count the number of times that a proposal or proposals dealing with substantially the same subject matter was or were included over the preceding five calendar years.

c. Finally, the company should look at the percentage of the shareholder vote that a proposal dealing with substantially the same subject matter received the last time it was included.

- If the company included a proposal dealing with substantially the same subject matter only once in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(i) if it received less than 3% of the vote the last time that it was voted on.

- If the company included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(ii) if it received less than 6% of the vote the last time that it was voted on.

- If the company included a proposal or proposals dealing with substantially the same subject matter three or more times in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(iii) if it received less than 10% of the vote the last time that it was voted on.

3. **Rule 14a-8(i)(12) refers to calendar years. How do we interpret calendar years for this purpose?**

Because a calendar year runs from January 1 through December 31, we do not look at the specific dates of company meetings. Instead, we look at the calendar year in which a meeting was held. For example, a company scheduled a meeting for April 25, 2002. In looking back three calendar years to determine if it previously had included a proposal or proposals dealing with substantially the same subject matter, any meeting held in calendar years 1999, 2000 or 2001 – which would include any meetings held between January 1, 1999 and December 31, 2001 – would be relevant under rule 14a-8(i)(12).

Examples

A company receives a proposal for inclusion in its 2002 proxy materials dealing with substantially the same subject matter as proposals that were voted on at the following shareholder meetings:

Calendar Year	1997	1998	1999	2000	2001	2002	2003
Voted on?	Yes	No	No	Yes	No	-	-
Percentage	4%	N/A	N/A	4%	N/A	-	-

May the company exclude the proposal from its 2002 proxy materials in reliance on rule 14a-8(i)(12)?

Yes. The company would be entitled to exclude the proposal under rule 14a-8(i)(12)(ii). First, calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is within the prescribed three calendar years. Second, the company included proposals dealing with substantially the same subject matter twice within the preceding five calendar years, specifically, in 1997 and 2000. Finally, the proposal received less than 6% of the vote on its last submission to shareholders in 2000. Therefore, rule 14a-8(i)(12)(ii), which permits exclusion when a company has included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years and that proposal received less than 6% of the shareholder vote the last time it was voted on, would serve as a basis for excluding the proposal.

If the company excluded the proposal from its 2002 proxy materials and then received an identical proposal for inclusion in its 2003 proxy materials, may the company exclude the proposal from its 2003 proxy materials in reliance on rule 14a-8(i)(12)?

No. Calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is still within the prescribed three calendar years. However, 2000 was the only time within the preceding five calendar years that the company included a proposal dealing with substantially the same subject matter, and it received more than 3% of the vote at the 2000 meeting. Therefore, the company would not be entitled to exclude the proposal under rule 14a-8(i)(12)(i).

4. How do we count votes under rule 14a-8(i)(12)?

Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included in this calculation.

Example

A proposal received the following votes at the company's last annual meeting:

- **5,000 votes for the proposal;**
- **3,000 votes against the proposal;**
- **1,000 broker non-votes; and**
- **1,000 abstentions.**

How is the shareholder vote of this proposal calculated for purposes of rule 14a-8(i)(12)?

This percentage is calculated as follows:

$$\frac{\text{Votes For the Proposal}}{(\text{Votes Against the Proposal} + \text{Votes For the Proposal})} = \text{Voting Percentage}$$

Applying this formula to the facts above, the proposal received 62.5% of the vote.

$$\frac{5{,}000}{3{,}000 + 5{,}000} = .625$$

G. How can companies and shareholders facilitate our processing of no-action requests or take steps to avoid the submission of no-action requests?

Eligibility and Procedural Issues

1. Before submitting a proposal to a company, a shareholder should look in the company's most recent proxy statement to find the deadline for submitting rule 14a-8 proposals. To avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices.

2. A shareholder who intends to submit a written statement from the record holder of the shareholder's securities to verify continuous ownership of the securities should contact the record holder before submitting a proposal to ensure that the record holder will provide the written statement and knows how to provide a written statement that will satisfy the requirements of rule 14a-8(b).

3. Companies should consider the following guidelines when drafting a letter to notify a shareholder of perceived eligibility or procedural defects:

   - provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects;

   - although not required, consider including a copy of rule 14a-8 with the notice of defect(s);

   - explicitly state that the shareholder must respond to the company's notice within 14 calendar days of receiving the notice of defect(s); and

   - send the notification by a means that allows the company to determine when the shareholder received the letter.

4. Rule 14a-8(f) provides that a shareholder's response to a company's notice of defect(s) must be postmarked, or transmitted electronically, no later than 14 days from the date the shareholder received the notice of defect(s). Therefore, a shareholder should respond to the company's notice of defect(s) by a means that allows the shareholder to demonstrate when he or she responded to the notice.

5. Rather than waiting until the deadline for submitting a no-action request, a company should submit a no-action request as soon as possible after it receives a proposal and determines that it will seek a no-action response.

6. Companies that will be submitting multiple no-action requests should submit their requests individually or in small groups rather than waiting and

sending them all at once. We receive the heaviest volume of no-action requests between December and February of each year. Therefore, we are not able to process no-action requests as quickly during this period. Our experience shows that we often receive 70 to 80 no-action requests a week during our peak period and, at most, we can respond to 30 to 40 requests in any given week. Therefore, companies that wait until December through February to submit all of their requests will have to wait longer for a response.

7. Companies should provide us with all relevant correspondence when submitting the no-action request, including the shareholder proposal, any cover letter that the shareholder provided with the proposal, the shareholder's address and any other correspondence the company has exchanged with the shareholder relating to the proposal. If the company provided the shareholder with notice of a perceived eligibility or procedural defect, the company should include a copy of the notice, documentation demonstrating when the company notified the shareholder, documentation demonstrating when the shareholder received the notice and any shareholder response to the notice.

8. If a shareholder intends to reply to the company's no-action request, he or she should try to send the reply as soon as possible after the company submits its no-action request.

9. Both companies and shareholders should promptly forward to each other copies of all correspondence that is provided to us in connection with no-action requests.

10. Due to the significant volume of no-action requests and phone calls we receive during the proxy season, companies should limit their calls to us regarding the status of their no-action request.

11. Shareholders who write to us to object to a company's statement in opposition to the shareholder's proposal also should provide us with copies of the proposal as it will be printed in the company's proxy statement and the company's proposed statement in opposition.

Substantive Issues

1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1).

2. When drafting a proposal, shareholders should consider what actions are within a company's power or authority. Proposals often request or require action by the company that would violate law or would not be within the power or authority of the company to implement.

3. When drafting a proposal, shareholders should consider whether the proposal would require the company to breach existing contracts. In our experience, we have found that proposals that would result in the company breaching existing contractual obligations face a much greater likelihood of being excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both. This is because implementing the proposals may require the company to violate law or may not be within the power or authority of the company to implement.

4. In drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate.

5. Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue. Shareholders who wish to contest a company's reliance on a legal opinion as to matters of state or foreign law should, but are not required to, submit an opinion of counsel supporting their position.

H. Conclusion

Whether or not you are familiar with rule 14a-8, we hope that this bulletin helps you gain a better understanding of the rule, the no-action request process and our views on some issues and questions that commonly arise during our review of no-action requests. While not exhaustive, we believe that the bulletin contains information that will assist both companies and shareholders in ensuring that the rule operates more effectively. Please contact us with any questions that you may have regarding information contained in the bulletin.

(SEC No-Action Letter)

*1 Monsanto Company
Publicly Available November 26, 2003

LETTER TO SEC

November 5, 2003

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Monsanto Company - File No. 001-16167

Statement of Reasons for Omission of Shareholder

Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:
Monsanto Company, a Delaware corporation ("Monsanto" or the "Company"), has received a stockholder proposal (the "Proposal," attached as Exhibit A) from a purported Monsanto stockholder Nick Rossi, naming John Chevedden as his designated representative (collectively, the "Proponent"), that the Proponent wishes to have included in Monsanto's proxy statement (the "Proxy Statement") for its 2004 annual meeting of stockholders (the "2004 Annual Meeting").

The Proposal and its supporting statement do not satisfy several requirements of Rule 14a-8. Monsanto has notified the Proponent by letter (attached as Exhibit B) of its intention to omit the Proposal from the Proxy Statement on account of Rule 14a-8(f) unless the Proponent timely corrects his failure to demonstrate his eligibility to submit a shareholder proposal as required by Rule 14a-8(b). The Company is awaiting a response from the Proponent. Even if the Proponent corrects such procedural and eligibility deficiency, Monsanto intends to omit the Proposal under Rules 14a-8(i)(1) and Rule 14a-8(i)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Accordingly, on behalf of Monsanto, we hereby submit this statement of reasons for exclusion of the Proposal from the Proxy Statement, for filing pursuant to Rule 14a-8(j) and hereby request that the Staff confirm that it will not recommend enforcement action against Monsanto should Monsanto omit the Proposal from the Proxy Statement.

Monsanto seeks relief for good cause from the Rule 14a-8(j) requirement that the Company file its reasons for excluding the Proposal no later than 80 days before it files its definitive form of proxy with the Commission. As a result of Monsanto's change from a calendar year fiscal year to an August 31 fiscal year, the 2004 Annual Meeting will be held on January 29, 2004. By press release and a Form 8-K filed with the Commission on September 24, 2003, Monsanto publicly disclosed the date of the 2004 Annual Meeting (which is only nine months after its 2003 Annual Meeting as a result of the change in the fiscal year), its expectation to print and mail definitive proxy materials on or before December 12, 2003 and the related change in deadline for submissions of stockholders proposals on account of Rule 14a-8(e)(2) to November 6, 2003. The Company wanted to provide shareholders adequate time to submit shareholders' proposals in view of the change in fiscal year and the date of the Company's 2004 Annual Shareholders Meeting. The Proposal was received by Monsanto October 27, 2003, [FN1] which is fewer than 80 calendar days prior to the date the Company plans to file its definitive proxy material. We believe the change in the relevant time periods arising from the recent change in Monsanto's fiscal year constitutes good cause for the Staff to waive the 80 day deadline.

FN1. While the Proposal is dated October 7, 2003, it was first received by Monsanto by fax transmission on October 27, 2003.

End of Footnote(s).

The Proposal

*2 The Proposal is so vague and indefinite that shareholders will not be able understand what they are voting on and the Company will not be able to implement the Proposal even if adopted. Monsanto does not have a poison pill. Accordingly, the first sentence of the Proposal appears to have no relevance until after such time, if any, as Monsanto's Board of Directors may determine to adopt a rights plan in the future. The second sentence of the resolution, that "Once adopted, removal of this Proposal or any dilution of this Proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election," is of even more uncertain meaning or effect. The Company is unable to determine what actions would constitute a "removal of this Proposal or any dilution of this Proposal," what should thereafter be submitted to a shareholder election or what the effect of a favorable or unfavorable vote would be.

In prior no-action letters, the Staff has found it proper to omit stockholder proposals pursuant to Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3), where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires." See Philadelphia Electric Co. (available July 30, 1992). The Proponent is well aware of the requirements of Rule 14a-8(i)((3) as the Staff has previously required this Proponent to make substantial revisions to a shareholder proposal that relied on highly selective and misleading excerpts from respected publications. See e.g., General Motors Corporation (available April 10, 2000).

Furthermore, it is unclear whether the second sentence of the proposal is intended to be binding or advisory, and thus may not be a proper subject for action by shareholders under Delaware law and excludable under Rule 14a-8(i)(1). The Staff has repeatedly required this Proponent to revise its prior shareholder proposals to clarify that the entire proposal was advisory. See, e.g., Caterpillar Inc. (available January 13, 2000); Sempra Energy (available February 29, 2000); and The Home Depot, Inc. (available April 4, 2000).

The Supporting Statement

The Proposal's supporting statement contains what purport to be excerpts from various publications and other statements which are false and misleading in several respects, and therefore may be omitted under Rule 14a-8(i)(3). In particular, we note the following:

- First, none of the statements under the captions which are attributed to various sources is an accurate excerpt, but rather is the Proponent's paraphrase that omits key words or phrases (See Exhibits 1-4). We believe the Proponent should clarify that these statements are his own paraphrases, rather than accurate excerpts.
- *3 • Second, the first paraphrased statement cites The Wall Street Journal, without noting that it is taken from an "op-ed" opinion piece, and thus is simply one person's opinion (namely, Holman W. Jenkins, Jr.) rather than a news report (copy attached as Exhibit 1). We believe this reference should be clarified.
- Third, the paraphrased statements from The Motley Fool and morningstar.com are taken out of context in a manner that is highly misleading, giving the erroneous impression that The Motley Fool or morningstar.com are opposed to poison pills generally. That is not the case.

?? While the supporting statement references a sentence from a 1997 story in The Motley Fool, a much more recent article in The Motley Fool about corporate governance includes the following statement about poison pills:

"Investors should cheer "poison pill" plans if they support and trust management, since what they do is help protect the company from interlopers." (The Motley Fool, August 7, 2001 at http:// www.fool.com/specials/2001/sp010802e.htm; copy attached as Exhibit 5).

?? Similarly, the supporting statement misleadingly paraphrases one sentence from an article in morningstar.com, without noting the following statements from the same Morningstar article:

"The issue of whether poison pills are good or bad is less clear-cut than stock-option and executive-compensation abuses--there's research that actually supports poison pills. For example, the stock of a good company can easily get beaten down in the short term for reasons out of its control. A poison pill protects investors in such a company from being taken out by a larger, mediocre one at a price well below its intrinsic value. Poison pills are also pretty common, even among great companies."

(http://news.morningstar.com/doc/article/0,1,95306,00.html; copy attached as Exhibit 4).

?? For the foregoing reasons, we believe the citations to The Motley Fool and morningstar.com should be deleted. The Proponent may recast these statements as his own beliefs, rather than implying that they fairly and accurately represent the views of such well-known third parties.

?? In the absence of the Proponent's substantially revising the supporting statement to comply with Rule 14a-9, Monsanto requests that the Staff confirm that it will not recommend enforcement action against Monsanto should Monsanto omit the supporting statement in its entirety.

- Finally, each of the bold captions in the supporting statement is inflammatory and misleading:

?? The first caption, "The Potential of a Tender Offer Can Motivate Our Directors," falsely implies that poison pills preclude even the "potential of a tender offer". They do not. Hundreds of companies that have had poison pills have been the subject of tender offers.

*4 ?? The second caption, "Diluted Stock," implies that the adoption of a pill would dilute Monsanto's stock. That is false. While the threat of potential dilution gives the pill its poison, in fact no poison pill has ever been triggered so as to cause dilution. The adoption of a pill causes no dilution.

?? The third caption, "Akin to a Dictator," violates the plain language of the instructions to Rule 14a-9. These instructions expressly identify material as misleading for purposes of the Rule if they "directly or indirectly impugn character, integrity or personal reputation, or directly or indirectly make charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Likening Monsanto's directors to dictators, should they choose later to adopt a poison pill, falls squarely within the prohibitions of that Rule.

?? The fourth caption, "Council of Institutional Investors Recommendation," falsely implies that the Council of Institutional Investors recommends a vote for this Proposal. No such recommendation has been made.

?? For the foregoing reasoning we believe all of the captions should be deleted.

* * * * * *

Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal which includes a supporting statement from the Proponent. If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 403-1220 or Roy Katzovicz of this office at (212) 403-1313, or Nancy Hamilton, Associate General Counsel, Corporate Governance, Monsanto Company at (314) 694-4296. If the Staff does not agree with the conclusions set forth herein, please contact us before you issue any formal written response.

Very truly yours,
Eric S. Robinson

WACHTELL, LIPTON, ROSEN & KATZ

51 West 52nd Street

New York, N.Y. 10019-6150

Telephone: (212) 403-1000

ENCLOSURE

EXHIBIT A

October 7, 2003

MR. FRANK ATLEE III

MONSANTO CO. (MON)

800 NORTH LINDBERGH BLVD.

ST. LOUIS, MO 63167

PH: 314-694-1000

FX: 314-694-1057

Dear Mr. AtLee,
This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:
*5 2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,
Nick Rossi

3 - Shareholder Voting Right on a Poison Pill

RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to overrule our shareholder vote if our Directors seriously believe they have a good reason. This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: The Motley Fool

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: Moringstar.com

I believe our Directors could make a token response to this proposal - hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org. an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Voting Right on a Poison Pill Yes on 3

Notes:

The above format is the format submitted and intended for publication.

*6 Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

The Motley Fool, June 13, 1997

Moringstar.com, Aug. 15, 2003

Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.

IRRC Corporate Governance Bulletin, June - Sept. 2003

Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company requests help to locate these or other references.

ENCLOSURE

EXHIBIT B

October 29, 2003

MR. JOHN CHEVEDDEN

2215 NELSON AVENUE, NO. 205

REDONDO BEACH, CA 90278

Re: Shareholder Proposal for Monsanto's 2004

Annual Meeting.

Dear Mr. Chevedden:
I am in receipt of a letter dated October 7, 2003, which I received by fax on October 27, 2003, from Mr. Nick Rossi containing a shareholder proposal submitted for inclusion in Monsanto Company's ("Monsanto") proxy statement for its 2004 Annual Meeting (the "Annual Meeting"). The letter indicates that you are his designated representative to act on his behalf in shareholder matters, including this shareholder proposal, before, during and after the Annual Meeting, and that all communications are to be directed to you with respect to this shareholder proposal.

Mr. Rossi's letter to us failed to demonstrate his eligibility to submit a shareholder proposal as required by Rule 14a-8(b) promulgated under the Securities Exchange Act of 1934. I note that his letter states "Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting." We have checked with our transfer agent, Mellon Investor Services, which has informed us that Mr. Rossi is not a registered holder of any Monsanto shares. Thus, pursuant to Rule 14a-8(b), you must prove Mr. Rossi's ownership of the required minimum amount of Monsanto voting stock, for the required duration of time, in the manner required for a proponent of a shareholder proposal who is not a registered shareholder.

Pursuant to Rule 14a-8(f), we hereby notify you that if you fail to respond to and correct this deficiency within 14 days from the date that you receive this letter, Monsanto intends to exclude this proposal from its proxy statement for the Annual Meeting.

Please be advised that, even if you correct this eligibility and procedural deficiency, Monsanto intends to seek to exclude this proposal under Rule 14a-8(i).

*7 Sincerely,
Charles W. Burson

Executive Vice President, Secretary and General Counsel

LETTER TO SEC

November 21, 2003

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

MAIL STOP 0402

450 FIFTH STREET, NW

WASHINGTON, DC 20549

Response to Wachtell, Lipton, Rosen & Katz No Action Request of November 5

Monsanto Company (MON)

Nick Rossi

Ladies and Gentlemen:
The section of the company no action request titled "The Proposal" is obsolete because this part of the proposal was revised and forwarded to the company on November 7, 2003 prior to the proposal submittal deadline. The revised proposal is included here. I believe the November 7, 2003 submittal answers the company objections to the resolved section of the earlier submittal.

The company has addressed the supporting statement text with a number of unsupported "requests," raw opinions and opinions which are thinly supported or supported with erroneous verbiage. The key part of the company tactic seems to be that repetition of requests and beliefs will tip the scales.

Examples include:

The company backs-up its argument on "accurate excerpts" with "we believe."

The company errs in missing the irony in The Motley Fool on August 7, 2001. I believe the August 7, 2001 text is intended to mean that investors should "cheer" poison pills if they "support and trust" management 100%. I believe that including the term "interlopers" is another indication by The Motley Fool that it is spoofing the poison pill.

The company does not explain how the Morningstar source is misleadingly paraphrased. Instead the company skips onto arguing about another part of the Morningstar source.

The Wall Street Journal article is from the special 12-page Feb. 24, 2003 "Corporate Governance" section.

Unoriginal Time-Wasting Company Claim

Company demand that the shareholder proposal include company-chosen text

The company claims that if a source presents more than one-side of an issue (which is standard practice in most business news reporting) then supporting statements must also highlight the company's choice of words from the same source. This company claim applies particularly to The Motley Fool and Morningstar sources. Hence, according to the company each supporting statement would need to say that a particular business news source points out a proponent-favored statement and a company-favored statement. The company does not explain how the proponent would know in advance the company-chosen words.

If this hypothetical process were to proceed without the company resorting to a no-action request, then a ludicrous and prejudicial new procedure would follow:

1) On each proposal the proponent would submit the supporting statements and the sources.

2) Then the company would come back with its chosen words from the same sources which may have even more words than the proponent's related statement. This excess of words

is demonstrated by the company quotes from proponent sources in its no action request here.

*8 3) Then the proponent would add the company-chosen words.

4) Then this new company chosen-word text would force out substantial shareholder text to fit the 500-word limit in this ludicrously prejudicial manner.

5) The company would prepare its separate management position statement of unlimited words. However, unlike the proponent the company would be free to omit supporting sources for company claims and omit any proponent-chosen words.

I do not believe it is the job of the shareholder to highlight management's chosen words on an issue when management has an unlimited number of one-sided words to respond versus the shareholder who would then be held to 500-words to ludicrously present both sides. The company is not required to support its statements in its management position response nor present any point that favors the proponent's position.

Under this misleading company argument the "Supporting Statement" section of rule 14a-8 proposals would need to be re-titled "Supporting Statements with Company-Chosen Words on the Same Topic."

This type of time-wasting claim is used to excess by companies who know better. Perhaps this is the red-flag of upcoming tactics in 2004 no action requests from other companies.

Captions

The company fails to acknowledge that the potential for a tender offer can increase, and there will also probably be more tender offers over time, if there is no poison pill in place. In both cases directors could be more motivated to get back on track if they are not thoroughly insulated by a poison pill.

The company errs in claiming that shareholder poison pill proposals cannot address stock dilution because there is a distinction between stock dilution and the "threat" of stock dilution.

The company errs in claiming that a shareholder has already impugned directors if the shareholder alerts other shareholders of the possibility that directors could act in a dictatorial manner if the directors use a devise that limits shareholder rights.

The proposal states that the Council of Institutional Investors "called for shareholder approval of poison pills." The company does not explain how it reaches its raw opinion of an inference from this statement.

The company no action response is an example of the unsupported and unexplained text which companies typically expect to get away with under rule 14a-8. The following numbered text match the numbers marked on the company text:

1) No definition of the standard of independent directors.

It is meaningless and misleading to claim independent directors without any definition of independence.

2) "Can protect ..." is a raw statement with no explanation or support.

3) No support or explanation on how a non-binding vote on the next ballot would deny the board speed and flexibility.

*9 4) No support or explanation on how shareholders could be "unprotected."

I do not believe the company has met its burden of proving its allegations.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company no action request on each point.

Sincerely,
John Chevedden

ENCLOSURE

October 7, 2003

MR. FRANK ATLEE III

MONSANTO CO. (MON)

800 NORTH LINDBERGH BLVD.

ST. LOUIS, MO 63167

PH: 314-694-1000

FX: 314-694-1057

Dear Mr. AtLee,
This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,
Nick Rossi

MONSANTO COMPANY 2004 PROXY STATEMENT

STATEMENT IN OPPOSITION TO SHAREOWNER PROPOSAL

REGARDING SHAREHOLDER VOTING RIGHT ON A POISON PILL

The board of directors unanimously recommends a vote AGAINST this proposal. The board of directors is aware that similar proposals have been considered, and in some cases adopted, by shareowners of other public companies and that the merit of shareowner rights plans (sometimes called "poison pills") continues to be the subject of wide-ranging debate. However, the board is of the unanimous view that, in the case of Monsanto Company, it would be in the best interests of the Company and its shareowners to reject this proposal.

The Company does not have a shareowner rights plan, and the board, six of whose eight members are independent directors, has no current intention to adopt a rights plan. The board believes, however, that a rights plan can be an important tool in the future to enable your board to maximize shareowners' value in the event of an unsolicited acquisition for control of the Company. In addition, a rights plan can protect the Company and its shareowners from unfair and coercive takeover tactics, such as partial or two-tiered tender offers and "creeping" stock accumulation programs.

If the Company's board were to consider adopting a shareowner rights plan in the future, it would take such action, guided by sound governance principles, that it believes would best serve the Company's shareowners based upon all of the facts and circumstances that exist at such time. However, the shareowner proposal as framed would require the board to submit a future rights plan to the next shareowner meeting, which would provide a significant timing advantage to a hostile bidder. This approach could deny the board the speed and flexibility it would need to address an unsolicited acquisition for control or potentially coercive takeover tactics, which could be timed by the bidder to occur shortly before the Company's annual shareowner meeting. Without the protection of a rights plan, shareowners would be at a disadvantage because their board would lack a valuable tool that significantly enhances its ability to take the time to properly evaluate the adequacy of any potential offer. The board would lose important bargaining power in negotiating a transaction with a potential acquirer or pursuing a potentially superior alternative.

*10 A rights plan would not interfere with negotiated transactions nor would it preclude takeover offers. Indeed, the existence of a rights plan at the old Monsanto Company did not preclude it from merging with Pharmacia. However, limiting the board's discretion regarding the adoption, maintenance and extension of a rights plan now could leave the Company's shareowners unprotected and would put a future board--and therefore ultimately the shareowners--at a disadvantage in responding to an unsolicited, and potentially coercive and unfair, takeover offer.

Rights plans have been adopted by over 2000 companies, including nearly 60% of the companies listed on the Standard & Poor's 500 index. The board believes that the Company's and its shareowners' interests are best served by maintaining the board's continued discretion to exercise its fiduciary duties regarding the adoption, maintenance or extension of a rights plan. The board of directors unanimously recommends a vote AGAINST this proposal, which it believes could eliminate or limit its discretion to act in what it reasonably believes to be in the best interests of the Company and its shareowners in the future.

SEC LETTER

1934 Act / s -- / Rule 14A-8

November 26, 2003

Publicly Available November 26, 2003

Re: Monsanto Company

Incoming letter dated November 5, 2003

The proposal requests that the board seek shareholder approval at the earliest subsequent shareholder election for the adoption, maintenance or extension of any current or future poison pills and further recommends, that once adopted, removal or dilution of the proposal be submitted to a shareholder vote.

We are unable to conclude that Monsanto has met its burden of establishing that Monsanto may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. Accordingly, we do not believe that Monsanto may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Monsanto may exclude the entire proposal under rule 14a-8(i)(3) as false and misleading or vague and indefinite. There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

• revise the reference to the Wall Street Journal article to add "Source:" to the beginning of the reference and clarify that the article refers to an opinion article;

• revise the sentences attributed to T.J. Dermot Dunphy to clearly identify which sentences are direct quotes;

• revise the sentence attributed to Morningstar.com to directly quote the sentence from the source; and

*11 • revise the caption "Council of Institutional Investor Recommendation" and the discussion under that caption to make clear that the Council of Institutional Investor's recommendation relates to shareholder approval of poison pills generally and not this specific proposal.

Accordingly, unless the proponent provides Monsanto with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Monsanto omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We note that Monsanto did not file its statement of objections to including the proposal at least 80 calendar days before the date on with it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Monsanto's request that the 80-day requirement be waived.

Sincerely

Grace K. Lee

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2003 WL 22850013 (S.E.C. No - Action Letter)

END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated January 4, 2005

The proposal requests that AT&T consider discontinuing all domestic partner benefits for executives making over $500,000 per year, or, if not feasible, ask these executives to reimburse AT&T for these expenses.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(7), as relating to AT&T's ordinary business operations. In this regard, we note that the thrust and focus of the proposal is on the ordinary business matter of employee benefits. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which AT&T relies.

Sincerely,



Daniel Greenspan
Attorney-Advisor